International Bank for Reconstruction and Development

Management’s Discussion & Analysis

and

Condensed Quarterly Financial Statements

September 30, 2022

(Unaudited)

Management’s Discussion and Analysis

International Bank for Reconstruction and Development (IBRD)

Management’s Discussion and Analysis

September 30, 2022

Contents

Section I: Executive Summary	Summary Financial Results	4

Section II: Overview	Financial Business Model	6
	Basis of Reporting	8

Section III: Financial Results	Financial Results and Portfolio Performance	9
	Net Income	10

Section IV: Risk Management	Risk Governance	16
	Management of IBRD’s Risks	16

Section V: Governance	Senior Management Changes	24

List of Tables, Figures and Box	Tables	25
	Figures	25
	Box	25

IBRD Management’s Discussion and Analysis: September 30, 2022	1

Management’s Discussion and Analysis	Section I: Executive Summary

This Management’s Discussion and Analysis (MD&A) reflects the results of the International Bank for Reconstruction and Development’s (IBRD’s) financial performance for the three months ended September 30, 2022 (FY23 YTD). This document should be read in conjunction with IBRD’s Financial Statements and MD&A for the fiscal year ended June 30, 2022 (FY22). IBRD undertakes no obligation to update any forward-looking statements. Certain reclassifications of prior years’ information have been made to conform with the current year’s presentation. For information relating to IBRD’s development operations’ results and corporate performance, refer to the World Bank Corporate Scorecard and Sustainability Review.

Box 1: Selected Financial Data

In millions of U.S. dollars, except ratios which are in percentages

	As of and for the three months ended September 30,		As of and for the fiscal year ended June 30,
	2022	2021	2022
Lending Highlights (Section III)
Net commitments [a]	$2,718	$2,557	$33,072
Gross disbursements	5,644	6,235	28,168
Net disbursements	2,777	3,750	14,876

Income Statement (Section III)
Board of Governors-approved and other transfers	$(80)	$-	$(354)
Net income	181	658	3,990

Balance Sheet
Total assets	$321,018	$314,279	$317,542
Net investment portfolio (Section III)	84,309	81,166	82,057
Net loans outstanding (Section III)	226,831	221,166	227,092
Borrowing portfolio [b] (Section III)	260,080	252,702	256,909
Total equity	55,420	48,196	55,320

Non-GAAP Measures
Allocable Income (Section III)	$158	$257	$806
Usable Equity [c] (Section IV)	50,301	49,811	50,481
Equity-to-loans Ratio [d] (Section IV)	22.0%	22.3%	22.0%

a.

Amounts include guarantee commitments and guarantee facilities that have been approved by the Executive Directors (referred to as “the Board” in this document) and are net of full terminations and cancellations relating to commitments approved in the same fiscal year.

b.	Includes associated derivatives.

c.	Excludes amounts associated with unrealized mark-to-market gains/losses on non-trading portfolios, net and related cumulative translation adjustments.

d.	Ratio is computed using usable equity and excludes the respective periods’ income. Full fiscal year usable equity includes the transfer to the General Reserve.

2	IBRD Management’s Discussion and Analysis: September 30, 2022

Management’s Discussion and Analysis	Section I: Executive Summary

Section I: Executive Summary

With its many years of experience and its depth of knowledge in international development, IBRD plays a key role in achieving the World Bank Group’s (WBG1) goal of helping countries achieve better development outcomes. IBRD contributes to both the WBG’s twin goals of ending extreme poverty and promoting shared prosperity, and to the Forward Look2, by providing countries with loans, advisory services and analytical support. IBRD’s operations are underpinned by the Green, Resilient and Inclusive Development (GRID) approach, which provides the longer-term framework for enabling the needed economic and social transformations.

IBRD and its affiliated organizations seek to help countries achieve improvements in growth, job creation, poverty reduction, governance, the environment, climate adaptation, mitigation and resilience, human capital, infrastructure and debt transparency, among others. To meet its development goals, the WBG implements country programs to improve growth and development outcomes. Further, new and ongoing challenges continue to influence the global outlook. These include high inflation, the rise in food insecurity, growing inequality, global fragility, the coronavirus disease (COVID-19) pandemic, the war in Ukraine and other geopolitical events, rising debt, climate change, and macroeconomic imbalances. In response, IBRD, as part of the WBG efforts, continues to work with partners at global and country levels to support its borrowing countries in addressing the impact of these multiple crises, to enhance resilience, and lay the groundwork for rebuilding better. The responses all remain in compliance with IBRD’s existing financial, operational and risk management policies.

[1]

The other WBG institutions are the International Development Association (IDA), the International Finance Corporation (IFC), the Multilateral Investment Guarantee Agency (MIGA), and the International Centre for Settlement of Investment Disputes (ICSID). The World Bank consists of IBRD and IDA.

[2]

The Forward Look: A Vision for the WBG in 2030, describes how the WBG will deliver on its twin goals and its three priorities of sustainable and inclusive growth, human capital, and resilience. The Forward Look rests on four pillars: serving all clients; mobilizing resources for development and creating markets; leading on global issues; and improving the business model.

IBRD Management’s Discussion and Analysis: September 30, 2022	3

Management’s Discussion and Analysis	Section I: Executive Summary

Summary Financial Results

Net Income

IBRD recorded net income of $181 million for the first three months of FY23, compared with net income of $658 million during the same period in FY22. The $477 million decrease was primarily due to the higher provision for losses on loans and other exposures and lower unrealized mark-to-market gains on IBRD’s non-trading portfolios compared to FY22 YTD. Given IBRD’s intention to maintain its non-trading portfolio positions to maturity, unrealized mark-to-market gains and losses for these portfolios are not included in IBRD’s allocable income.

Allocable Income

Allocable income is the measure IBRD uses for making net income allocation decisions. During the first three months of FY23, allocable income was $158 million, a decrease of $99 million from the same period in FY22. The decrease was primarily due to the higher provision for losses on loans and other exposures, primarily reflecting the increase in the loss given default (severity) due to the increase in the implied forward interest rates during the first three months of FY23 as compared with the same period in FY22 (see Section III and Section IV).

In millions of U.S. dollars – YTD

Lending Operations

IBRD’s lending operations during the first three months of FY23 provided $2.7 billion of net commitments, $5.6 billion of gross loan disbursements, and $2.8 billion of net loan disbursements. Net loans outstanding were $226.8 billion as of September 30, 2022.

In billions of U.S. dollars

Net commitments increased by $0.2 billion compared with the same period in FY22 (see Table 5). The regions with the largest share of commitments in the first three months of FY23 were Europe and Central Asia with 40%, and Latin America and the Caribbean with 24%.

4	IBRD Management’s Discussion and Analysis: September 30, 2022

Management’s Discussion and Analysis	Section I: Executive Summary

Net Investment Portfolio

IBRD’s net investment portfolio increased by $2.2 billion, from $82.1 billion as of June 30, 2022 to $84.3 billion as of September 30, 2022. Sixty percent of the investments are rated AA or above (see Table 10), reflecting IBRD’s objective of principal protection and its preference for high-quality investments.

In billions of U.S. dollars

Borrowing Portfolio

As of September 30, 2022, the borrowing portfolio was $260.1 billion, $3.2 billion higher than June 30, 2022. The increase was mainly due to new net debt issuances that financed development lending operations and satisfied liquidity requirements. The debt issuances were highly diversified in terms of investor profile and location, with an average maturity of 5.1 years.

In billions of U.S. dollars

Equity-to-Loans Ratio

The Equity-to-Loans ratio was 22.0% as of September 30, 2022, unchanged from June 30, 2022. In line with IBRD’s currency management policy, exchange rate movements during the period did not have an impact on IBRD’s equity-to-loans ratio.

During the first three months of FY23, IBRD received $401 million of paid-in capital subscribed under the 2018 General and Selective Capital Increases (GCI and SCI), bringing the cumulative amounts received to $4.4 billion, 59% of the total amount expected over the subscription period.

Ratio in percentages

IBRD Management’s Discussion and Analysis: September 30, 2022	5

Management’s Discussion and Analysis	Section II: Overview

Section II: Overview

IBRD, an international organization owned by its 189-member countries, is one of the five institutions of the WBG. Each institution is legally and financially independent, with separate assets and liabilities. IBRD is not liable for the obligations of the other institutions.

IBRD is a Multilateral Development Bank (MDB) that combines knowledge services and financing with a global reach. IBRD’s value is derived from its ability to help eligible borrowing members address their development challenges and meet their rising demand for innovative products. IBRD provides loans, guarantees, and other financial products for development-focused projects and programs to creditworthy middle-income and low-income countries to support sustainable development. By operating across a full range of country clients, IBRD maintains a depth of development knowledge, uses its convening power to promote development and advance the global public goods agenda, and coordinates responses to regional and global challenges.

Member countries use IBRD’s technical advice and analysis and convening power to develop or implement better policies, programs, and reforms that help sustain development over the long term. The products delivered range from development data, to reports in key social economic and social issues at the local, country, regional and global levels. The products also include knowledge-sharing workshops focused on local issues, flagship events and fora to address the most pressing global development challenges.

Financial Business Model

IBRD’s objective is not to maximize profits, but to earn adequate income to ensure that it has the long-term financial capacity necessary to support its development activities. IBRD seeks to generate sufficient revenue to finance its operations as well as to be able to set aside funds in reserves to strengthen its financial position. It also seeks to provide support to IDA and trust funds through income transfers for other developmental purposes.

IBRD’s financial strength rests on the support it receives from its shareholders, and on its array of financial policies and practices. Shareholder support for IBRD is reflected in the capital backing it continues to receive from its members and in the record of its borrowing member countries in meeting their debt service obligations to IBRD. Sound financial and risk management policies and practices have enabled IBRD to maintain adequate capital, diversify its funding sources, hold a portfolio of liquid investments to meet its financial commitments, and limit its risks, including credit and market risks.

IBRD offers its borrowers, in middle income and creditworthy low-income countries, long-term loans with maturities up to 35 years. Borrowers may customize their repayment terms to meet their debt management or project needs in multiple currencies on variable spread and previously on fixed spread terms. Effective April 1, 2021, IBRD suspended the offering of loans on fixed spread terms in the context of the global markets’ transition away from the London Interbank Offer Rate (LIBOR). Borrowers have generally preferred loans denominated in U.S. dollars and euros. IBRD also supports its borrowers by providing access to risk management products such as derivative instruments, including currency and interest rate swaps and interest rate caps and collars.

To meet its development goals, IBRD intermediates funds for lending from the international capital markets. IBRD’s loans are also financed through its equity. IBRD is rated triple-A by the major rating agencies and its bonds are viewed as high-quality securities by investors. IBRD’s funding strategy is aimed at achieving the best long-term value on a sustainable basis for its borrowing members. This strategy has enabled IBRD to borrow at favorable market terms and pass the savings on to its borrowing members. IBRD’s annual funding volumes vary from year to year, and funds raised are used to finance IBRD’s development projects and programs in member countries. Funds not deployed for lending are maintained in IBRD’s investment portfolio to supply liquidity for its operations. Figure 1 illustrates IBRD’s financial business model.

6	IBRD Management’s Discussion and Analysis: September 30, 2022

Management’s Discussion and Analysis	Section II: Overview

Figure 1: IBRD’s Financial Business Model

IBRD uses derivatives to manage its exposure to various market risks from the above activities. These are used to align the interest and currency composition of its assets (loan and investment portfolios) with that of its liabilities (borrowing portfolio), and to stabilize earnings on the portion of the loan portfolio funded by equity. See Section IV: Risk Management for additional details on how IBRD uses derivatives.

Management believes that these risk management strategies, taken together, effectively manage market risk in IBRD’s operations from an economic perspective. However, these strategies entail the use of derivatives, which introduces volatility in net income through unrealized mark-to-market gains and losses (particularly given the long-term nature of some of IBRD’s assets and liabilities). Accordingly, Management makes decisions on income allocation without reference to unrealized mark-to-market gains and losses on risk management instruments in the non-trading portfolios – see Basis of Reporting – Allocable Income.

Financial Performance

IBRD’s primary sources of revenue are from loans and investments, both net of funding costs (see Figure 2). This revenue is used for administrative expenses, provision for losses on loans and other exposures3 (LLP), as well as transfers to Reserves, Surplus, and for other development purposes including transfers to IDA.

In addition, other development activities generate non-interest revenue that is classified as Revenue from externally funded activities. These external funds include trust fund fees, reimbursable funds, and revenues from fee-based services to member countries. Non-interest revenue from externally funded activities provides additional capacity to support the development needs of client countries.

[3]	Other exposures include signed loan commitments (including deferred drawdown options – DDOs and irrevocable commitments) and guarantees.

IBRD Management’s Discussion and Analysis: September 30, 2022	7

Management’s Discussion and Analysis	Section II: Overview

Figure 2: Sources and Uses of Revenue

Basis of Reporting

IBRD’s financial statements conform with accounting principles generally accepted in the United States of America (U.S. GAAP). All financial instruments in the investment and borrowing portfolios and all derivatives are reported at fair value, with changes in fair value reported in the Statement of Income, except for changes in IBRD’s own credit, which are reflected in Other Comprehensive Income. IBRD’s loans are reported at amortized cost, except for loans with embedded derivatives, if any, which are reported at fair value. Management uses net income as the basis for deriving allocable income, as discussed below.

Allocable Income

IBRD’s Articles of Agreement (the Articles) require that the Governors determine the allocation of income at the end of every fiscal year. Allocable income, which is a non-GAAP financial measure, is an internal management measure that reflects income available for allocation. IBRD defines allocable income as net income after certain adjustments, that are approved by the Board at the end of every fiscal year. These adjustments primarily relate to unrealized mark-to-market gains and losses associated with the non-trading portfolios, as well as Board of Governors-approved and other transfers, which primarily relate to the allocation of the prior year’s net income.

See Financial Results Section (Section III) and Table 1, for details of the adjustments to reported net income to calculate allocable income.

The volatility in IBRD’s net income is usually driven by the unrealized mark-to-market gains and losses on the derivative instruments in IBRD’s non-trading portfolios: loans, borrowings, and other asset/liability management (ALM). IBRD’s risk management strategy entails the use of derivatives to manage market risk. These derivatives are primarily used to align the interest rate and currency bases of its assets and liabilities. IBRD has elected not to designate any hedging relationships for accounting purposes. Rather, all derivative instruments are reported at fair value on the Balance Sheet, with changes in fair values reflected in the Statement of Income.

In line with its financial risk management policies, for the non-trading portfolios, unrealized mark-to-market gains and losses from instruments carried at fair value (borrowing portfolio, and derivatives in the loans and Other ALM portfolios) are excluded from allocable income.

For the trading portfolio (investment portfolio), allocable income includes both realized and unrealized mark-to-market gains and losses. In some cases, the unrealized mark-to-market gains and losses on certain trades are excluded from allocable income when the hedged item is a physical asset held at amortized cost.

8	IBRD Management’s Discussion and Analysis: September 30, 2022

Management’s Discussion and Analysis	Section III: Financial Results

Section III: Financial Results

Financial Results and Portfolio Performance

The following is a discussion of the key drivers of IBRD’s financial performance, including a reconciliation between IBRD’s net income and allocable income.

Table 1: Condensed Statements of Income

In millions of U.S. dollars			Impact on income
For the three months ended September 30,	2022	2021	Decrease / Increase
Revenue on interest earning assets, net of funding costs
Loan interest revenue, net	$841	$442
Other ALM derivatives, net	(29)	166
Investment revenue, net [a]	37	(1)

Total revenue on interest earning assets, net	$849	$607

Provision for losses on loans and other exposures [b]	(389)	(71)
Net non-interest expenses (Table 7)	(363)	(372)
Net pension cost, other than service cost (Table 7)	51	71
Net other revenue (Table 6)	1	53
Board of Governors-approved and other transfers	(80)	-
Non-functional currency translation adjustment gains, net [c]	-	16
Unrealized mark-to-market gains on non-trading portfolios, net [d]	112	354

Net income	$181	$658

Adjustments to reconcile net income to allocable income:
Pension [e] and other adjustments	9	(31)
Board of Governors-approved and other transfers	80	-
Non-functional currency translation adjustment (gains), net [c]	-	(16)
Unrealized mark-to-market (gains) on non-trading portfolios, net [d]	(112)	(354)

Allocable income	$158	$257

a.

Includes unrealized mark-to-market gains on the Investments-trading portfolio of $30 million in FY23 YTD (unrealized mark-to-market losses of $5 million in FY22 YTD) and excludes Post Employment Benefit Plan (PEBP) and Post Retirement Contribution Reserve Fund (PCRF) losses of $32 million in FY23 YTD ($16 million gains for FY22 YTD) reported in Net other revenue (Table 6).

b.	Includes changes on recoverable asset relating to Guarantee received under the Exposure Exchange Agreements (EEAs).
c.	Translation adjustments relating to assets and liabilities denominated in non-functional currencies.
d.	Adjusted to exclude amounts reclassified to realized gains (losses).
e.	Adjustment to pension accounting expense to arrive at pension plan contributions. Pension plan and PCRF contributions were $62 million in FY23 YTD and $61 million in FY22 YTD.

IBRD’s principal assets are loans to member countries. These are financed by IBRD’s equity and borrowings from the capital markets.

Table 2: Condensed Balance Sheets

In millions of U.S. dollars

As of	September 30, 2022	June 30, 2022	Decrease / Increase
Investments and due from banks	$85,381	$82,299
Net loans outstanding [a]	226,831	227,092
Derivative assets, net	341	804
Other assets	8,465	7,347

Total Assets	$321,018	$317,542

Borrowings	226,477	235,173
Derivative liabilities, net	30,292	20,041
Other liabilities	8,829	7,008
Equity	55,420	55,320

Total Liabilities and Equity	$321,018	$317,542

a.	The fair value of IBRD’s loans was $223,291 million as of September 30, 2022 ($225,046 million – June 30, 2022).

The main drivers of the change in the Balance Sheet items are below.

•	Increase in investments and due from banks primarily from new net debt issuances;

•	Increase in other assets mainly from the higher accrued income receivable on loans;

IBRD Management’s Discussion and Analysis: September 30, 2022	9

Management’s Discussion and Analysis	Section III: Financial Results

•

Decrease in borrowings from mark-to-market gains as a result of the increase in interest rates, with offsetting losses on derivatives that decreased derivative assets and increased derivative liabilities; and

•	Increase in other liabilities due to the increase in the payable for investment securities purchased.

Net Income

IBRD’s net income was $181 million for the first three months of FY23, compared with net income of $658 million during the same period in FY22. The $477 million decrease in net income in FY23 YTD was primarily due to higher provision for losses on loans and other exposures, and lower unrealized mark-to-market gains on IBRD’s non-trading portfolios compared to FY22 YTD (see Table 1).

Results from Lending activities

Loan Interest Revenue, net

Under IBRD’s pricing policy, the lending rates for all of IBRD’s loans are based on the underlying cost of the borrowings funding these loans. After the effect of related derivatives, the loan and borrowing portfolios are based on variable interest rates. The portion of the loan portfolio funded by equity is sensitive to changes in interest rates.

Figure 3: Loan interest revenue and funding cost

(including derivatives)

In millions of U.S. dollars, YTD

Figure 4: Loan interest revenue, net

In millions of U.S. dollars, YTD

For the first three months of FY23, IBRD’s loan interest revenue, net of funding costs was $841 million, an increase of $399 million compared with the same period in FY22 (Figure 4). Other ALM derivatives moderate the impact of interest rate changes on the portion of the loan portfolio that is sensitive to interest rate movements, thereby stabilizing the net interest revenue earned from these loans (see Figure 4). Other ALM derivatives comprise interest rate swaps which are used to convert the variable rate cash flows from these loans to fixed rate cash flows. The combined effect of the increase in loan interest revenue, net of $399 million and the decrease in interest revenue from Other ALM derivatives, net of $195 million from FY22 YTD to FY23 YTD, resulted in a total increase in net loan interest revenue of $204 million. The increase was primarily due to the increasing interest rate environment and the lag between the SOFR-based loans resetting and the mixed 6-month LIBOR and SOFR based debt funding portfolio.

Provision for losses on loans and other exposures

IBRD recorded a provision for losses on loans and other exposures of $389 million in FY23 YTD, $318 million higher than the same period in FY22, primarily driven by the increase in the loss given default (severity), due to the increase in the implied forward interest rates during the period. The severity reflects the expected losses from delays in receiving interest payments since IBRD does not charge for overdue interest. As the majority of IBRD’s loans carry a variable interest rate, increases in forward interest rates increase the expected losses that are recorded through the provision for losses on loans and other exposures in the statement of income.

10	IBRD Management’s Discussion and Analysis: September 30, 2022

Management’s Discussion and Analysis	Section III: Financial Results

Table 3: Change in Net Loans Outstanding	Figure 5: Net Loans Outstanding
In millions of U.S. dollars	In billions of U.S. dollars

Net Loans outstanding as of June 30, 2022	$227,092
Activity during the period:
Gross loan disbursements	5,644
Loan repayments	(2,867)
Increase in accumulated provision for loan losses [a]	(336)
Change in deferred loan income	16
Translation adjustments	(2,718)

Total change	$(261)

Net Loans outstanding as of September 30, 2022	$226,831

a.	See Notes to Condensed Quarterly Financial Statements, Note D: Loans
and Other Exposures.

As of September 30, 2022, 83% of IBRD’s total loans outstanding after derivatives were denominated in U.S. dollars, and 16% were denominated in euro. For the regional presentation of loans outstanding, see Notes to Condensed Quarterly Financial Statements, Note D: Loans and other exposures, Table D6.

Gross disbursements were $5.6 billion in FY23 YTD, 9% lower compared with the same period in FY22 (Table 4), primarily due to 15% lower Development Policy Financing (DPF) disbursements and 17% lower Investment Project Financing (IPF) disbursements, partially offset by the increase in Program for Results (PforR) disbursements.

Table 4: Gross Disbursements by Region

  In millions of U.S. dollars

For the three months ended September 30,	2022	% of total	2021	% of total	Variance
Eastern and Southern Africa	$959	17%	$731	12%	$228
Western and Central Africa	17	*	50	1	(33)
East Asia and Pacific	470	8	844	13	(374)
Europe and Central Asia	355	6	542	9	(187)
Latin America and the Caribbean	2,415	43	1,853	30	562
Middle East and North Africa	1,054	19	1,082	17	(28)
South Asia	374	7	1,133	18	(759)

Total	$5,644	100%	$6,235	100%	$(591)

*	Indicates percentage less than 0.5%.

Net commitments were $2.7 billion in FY23 YTD, an increase of $0.2 billion compared with the same period in FY22 (Table 5). In FY23 YTD, higher IPF and PforR commitments were largely offset by lower DPF commitments.

Table 5: Net Commitments by Region

  In millions of U.S. dollars

For the three months ended September 30,	2022	% of total	2021	% of total	Variance
Eastern and Southern Africa	$-	-%	$150	6%	$(150)
Western and Central Africa	-	-	69	2	(69)
East Asia and Pacific	-	-	380	15	(380)
Europe and Central Asia	1,085	40	-	-	1,085
Latin America and the Caribbean	637	24	1,070	42	(433)
Middle East and North Africa	496	18	98	4	398
South Asia	500	18	790	31	(290)

Total	$2,718	100%	$2,557	100%	$161

IBRD Management’s Discussion and Analysis: September 30, 2022	11

Management’s Discussion and Analysis	Section III: Financial Results

Results from Investing Activities

Net Investment Portfolio

IBRD’s net investment portfolio was $84.3 billion as of September 30, 2022 ($82.1 billion as of June 30, 2022). Of this amount, $81.0 billion related to the liquid asset portfolio ($78.8 billion as of June 30, 2022). See Notes to Condensed Quarterly Financial Statements, Note C: Investments. The increase in the liquid asset portfolio is primarily due to the net debt issuances during the period.

Net Investment Revenue

IBRD’s net investment revenue increased by $38 million in FY23 YTD compared to FY22 YTD. This was primarily due to unrealized mark-to-market gains on forward contracts in FY23 YTD.

Figure 6: Net Investment Portfolio	Figure 7: Investment Revenue, net
In billions of U.S. dollars	In millions of U.S. dollars, YTD

Results from Borrowing Activities

As of September 30, 2022, the borrowing portfolio was $260.1 billion, a $3.2 billion increase compared with June 30, 2022 (see Notes to Condensed Quarterly Financial Statements, Note E: Borrowings). The increase was primarily due to net medium-and long-term debt issuances during the period. Issuances of medium-and long-term debt of $11.1 billion during the period were highly diversified by investor profile and location, with an average maturity of 5.1 years. The funds raised financed development lending operations and satisfied the liquidity requirements.

Figure 8: Borrowing Portfolio (original maturities)

In billions of U.S. dollars

12	IBRD Management’s Discussion and Analysis: September 30, 2022

Management’s Discussion and Analysis	Section III: Financial Results

Net Other Revenue

Net non-interest revenue was lower by $52 million in FY23 YTD, compared with the same period in FY22. The decrease was mainly due to the lower (negative) investment earnings from the PEBP and PCRF holdings, consistent with prevailing market conditions.

Table 6: Net Other Revenue

In millions of U.S. dollars

For the three months ended September 30,	2022	2021	Variance
Loan commitment fees	$30	$32	$(2)
Guarantee fees	3	3	-
Net Earnings from PEBP and PCRF	(32)	16	(48)
Others	-	2	(2)

Net other revenue (Table 1)	$1	$53	$(52)

Net Non-Interest Expenses

As shown in Table 7, IBRD’s net non-interest expenses are primarily comprised of administrative expenses, net of revenue from externally funded activities. IBRD/IDA’s administrative budget is a single resource envelope that funds the combined work programs of IBRD and IDA. The allocation of net administrative expenses between IBRD and IDA is based on an agreed cost and revenue-sharing methodology, approved by their Boards, which is primarily driven by the relative level of lending, knowledge services, and other services between these two institutions. The administrative expenses shown in Table 7 include costs related to IBRD-executed trust funds and other externally funded activities.

Figure 9: Net Non-Interest Expenses

(GAAP basis)

In millions of U.S. dollars, YTD

IBRD Management’s Discussion and Analysis: September 30, 2022	13

Management’s Discussion and Analysis	Section III: Financial Results

The increase in net non-interest expenses on both a GAAP basis and allocable income basis from FY22 YTD to FY23 YTD was primarily driven by higher staff costs and higher travel expenses due to the continued easing of COVID-19-related travel restrictions and office closures (See Table 7):

Table 7: Net Non-Interest Expenses

In millions of U.S. dollars

For the three months ended September 30,	2022	2021	Variance
Administrative expenses
Staff costs	$270	$258	$12
Travel	17	6	11
Consultant fees and contractual services	68	65	3
Pension and other postretirement benefits [a]	87	114	(27)
Communications and technology	21	17	4
Premises and equipment	30	33	(3)
Other expenses	26	15	11

Total administrative expenses	$519	$508	$11

Revenue from externally funded activities:
Reimbursable revenue – IBRD executed trust funds	(91)	(81)	(10)
Other revenue	(65)	(55)	(10)

Total revenue from externally funded activities	$(156)	$(136)	$(20)

Net non-interest expenses (Table 1)	363	372	(9)

Net pension cost, other than service cost [b] (Table 1)	(51)	(71)	20

Net non-interest expenses - GAAP basis	$312	$301	$11

Adjustments to arrive at net non-interest expenses - allocable income basis
Pension, Externally Financed Outputs (EFO) and Reserves Advisory and Management Partnership (RAMP) adjustments [c]	23	15	8

Net non-interest expenses - Allocable income basis	$335	$316	$19

a.	Represents the service cost component of net periodic pension cost. See Notes to Condensed Quarterly Financial Statements, Note H: Pension and Other Postretirement Benefits.
b.	Amount is included in Other Non-interest expenses in the Condensed Statement of Income (see Table 1).
c.	Adjustments are included in the Pension and other adjustments line in Table 1. The RAMP adjustment applies from June 30, 2022, prospectively.

Unrealized mark-to-market gains and losses on non-trading portfolios

Unrealized mark-to-market gains and losses associated with the non-trading portfolios are excluded from reported net income to arrive at allocable income. As a result, from a long-term financial sustainability perspective, income allocations are generally based on amounts that have been realized (except for the Investments-Trading portfolio, as previously discussed). For the first three months of FY23, $112 million of net unrealized mark-to-market gains ($354 million net unrealized mark-to-market gains for same period in FY22) were excluded from reported net income to arrive at allocable income (see Table 1 and Notes to Condensed Quarterly Financial Statements, Note K: Fair Value Disclosures, Table K11).

Loan Portfolio

Loans are reported at amortized cost, whereas the derivatives used to convert the loans from fixed-rate to variable-rate instruments for asset liability management purposes, are reported at fair value. As a result, while from an economic perspective, IBRD’s loans after the effect of derivatives carry variable interest rates, and therefore have a low sensitivity to interest rates, the mark to market effect is not reflected in the reported net income. Net income includes only the unrealized mark-to-market gains and losses on loan related derivatives, which for the first three months of FY23 were gains of $1,978 million, primarily due to the increase in interest rates during the period. See Section IV: Risk Management for additional details on how IBRD uses derivatives in the loan portfolio.

Borrowing Portfolio

IBRD’s bonds and the related derivatives are reported at fair value. IBRD recorded $137 million of net unrealized mark-to-market losses on IBRD’s bonds and associated derivatives, due to the increase in interest rates for the three months ended September 30, 2022. The losses on the bond-related derivatives exceeded the gains on the bonds. The net unrealized mark-to-market gains on IBRD’s bonds exclude changes in IBRD’s own credit, referred to as the Debit Valuation Adjustment (DVA) on Fair Value Option elected liabilities, which is recorded in Accumulated Other

14	IBRD Management’s Discussion and Analysis: September 30, 2022

Management’s Discussion and Analysis	Section III: Financial Results

Comprehensive Income (AOCI). For the first three months of FY23, the DVA was $289 million of unrealized mark-to-market gains, resulting mainly from the widening of IBRD’s credit spreads relative to the applicable reference rate during the period. As of September 30, 2022, IBRD’s Condensed Balance Sheet included a cumulative DVA of $653 million of mark-to-market gains reflected in AOCI (see Notes to the Condensed Quarterly Financial Statements, Note K – Fair Value Disclosures).

Other ALM Portfolio

IBRD uses derivatives to stabilize its interest revenue from the portion of loans which are sensitive to changes in short-term interest rates. The Other ALM portfolio consists of derivatives which convert variable rate cash flows to fixed rate cash flows. In the first three months of FY23, IBRD recorded unrealized mark-to-market losses of $1,729 million on this portfolio, primarily due to the increase in interest rates during the period. As of September 30, 2022, the duration of this portfolio was 3.5 years, within the Board established limit of 5 years.

Board of Governors-approved Transfers

On August 2, 2022, IBRD’s Board of Governors approved a transfer of $80 million from Surplus to the Trust Fund for Gaza and the West Bank. The transfer was made on August 17, 2022. In FY22, this transfer was approved on December 6, 2021.

Since 1964, IBRD has made transfers to IDA out of its net income, upon approval by the Governors. Under a formula-based approach for IBRD’s income support to IDA, the amount of income transfer recommended for IDA is a function of IBRD’s financial results. On October 14, 2022, the Board of Governors approved a transfer of $117 million to IDA out of FY22 allocable income, which was made on October 20, 2022.

IBRD Management’s Discussion and Analysis: September 30, 2022	15

Management’s Discussion and Analysis	Section IV: Risk Management

Section IV: Risk Management

Risk Governance

IBRD’s risk management processes and practices evolve to reflect changes in activities in response to market, credit, product, operational, and other developments. The Board, particularly Audit Committee members, periodically review trends in IBRD’s risk profiles and performance, and any major developments in risk management policies and controls. Management believes that effective risk management is critical for its overall operations. Accordingly, the risk management governance structure is designed to manage the principal risks IBRD assumes in its activities.

Risk Oversight and Coverage

The CRO oversees both financial and operational risks. These risks include (i) country credit risks in the core sovereign-lending business, (ii) market and counterparty risks, including liquidity risk, and (iii) operational risks relating to people, processes, and systems, or from external events.

The risk of IBRD’s operations not meeting their development outcomes (development outcome risk) in IBRD’s lending activities is monitored at the corporate level by Operations Policy and Country Services (OPCS). Where fraud and corruption risks may impact IBRD-financed projects, OPCS, the regions and practice groups, and the Integrity Vice Presidency jointly address such issues.

For a detailed discussion of the risk governance and risk oversight and coverage, see IBRD’s MD&A for the fiscal year ended June 30, 2022, Section IX: Risk Management.

Management of IBRD’s Risks

IBRD assumes financial risks in order to achieve its development and strategic objectives. IBRD’s financial risk management framework is designed to enable and support the institution in achieving its goals in a financially sustainable manner. IBRD manages credit, market and operational risks in its financial activities, which include lending, borrowing and investing. The primary financial risk to IBRD is the country credit risk inherent in its loan portfolio. IBRD is also exposed to risks in its liquid asset and derivative portfolios, where the major risks are interest rate, exchange rate, commercial counterparty credit, and liquidity risks. IBRD’s operational risk management framework is based on a structured and uniform approach to identify, assess and monitor key operational risks across business units.

In an effort to maximize IBRD’s capacity to lend to member countries for development purposes, IBRD limits its exposure to market and counterparty credit risks. In addition, to ensure that the financial risks associated with its loans and other exposures do not exceed its risk-bearing capacity, IBRD uses a strategic capital adequacy framework as a key medium-term capital planning tool.

16	IBRD Management’s Discussion and Analysis: September 30, 2022

Management’s Discussion and Analysis	Section IV: Risk Management

Geopolitical Events and Global Outlook

The war in Ukraine that began in February 2022 has negatively impacted regional and global financial markets and economic conditions. It has also created significant needs for humanitarian and other critical support. From the outbreak of the conflict, through September 30, 2022, IBRD committed $1.6 billion. Over the same period, IBRD disbursed $1.5 billion (including commitments made prior to the start of the war) to help the government of Ukraine provide critical services.

As of September 30, 2022, IBRD’s loans outstanding to Ukraine and the Russian Federation were $7.6 billion and $0.1 billion, respectively (3.3% and 0.1% of the total loans outstanding, respectively). Of the total loans outstanding to Ukraine, $1.1 billion are guaranteed by third parties. In addition, IBRD provided $0.6 billion of guarantees to Ukraine that were outstanding as of September 30, 2022.

As of September 30, 2022, despite the broad impact of geopolitical events and other ongoing challenges to the global outlook, including high inflation, the rise in food insecurity, growing inequality, global fragility, the coronavirus disease (COVID-19) pandemic, rising debt, climate change, and macroeconomic imbalances, IBRD had sufficient resources to meet its liquidity requirements and continues to have access to capital market resources. The liquid asset portfolio was 150% of the Target Liquidity Level (see Table 12).

Management remains vigilant in assessing funding needs in the medium and longer-term to manage the effect of possible severe market movements.

IBRD’s capital adequacy, as indicated by the Equity-to-Loans ratio (Table 8) remains above the minimum level.

As of the reporting date, country credit risk and counterparty credit risk remain in line with the existing governance framework and established credit limits. The loan loss provisions include IBRD’s current assessment of country credit risk. The fair values of related financial instruments reflect counterparty credit risk in IBRD’s portfolios. Developments in the market continue to be closely monitored and managed.

Capital Adequacy

IBRD holds capital to cover the credit, market and operational risks inherent in its operating activities and financial assets. Country credit risk is the most substantive risk covered by IBRD’s equity.

IBRD’s capital adequacy is the degree to which its equity is sufficient to withstand unexpected shocks. IBRD’s Board monitors IBRD’s capital adequacy within a strategic capital adequacy framework and uses the equity-to-loans ratio as a key indicator of capital adequacy. The framework seeks to ensure that IBRD’s equity is aligned with the financial risk associated with its loan portfolio and other exposures over a medium-term capital-planning horizon.

As shown in Table 8, IBRD’s equity-to-loans ratio was 22.0% as of September 30, 2022, unchanged from June 30, 2022, and above the 20% minimum ratio under the strategic capital adequacy framework. During the first three months of FY23, IBRD received $401 million of paid-in capital subscribed under the 2018 GCI and SCI, bringing the cumulative amounts received to $4.4 billion, 59% of the total amount expected over the subscription period. In line with IBRD’s currency management policy, exchange rate movements during the period did not have an impact on IBRD’s equity-to-loans ratio. Under the currency management policy, to minimize exchange rate risk, IBRD matches its borrowing obligations in any one currency (after derivatives) with assets in the same currency. In addition, IBRD periodically undertakes currency conversions to align the currency composition of its equity with that of its outstanding loans, across major currencies.

IBRD Management’s Discussion and Analysis: September 30, 2022	17

Management’s Discussion and Analysis	Section IV: Risk Management

Table 8: Equity-to-Loans Ratio

In millions of U.S. dollars
			Variance
As of	September 30, 2022	June 30, 2022	Total	Due to Activities	Due to Translation Adjustments
Usable paid-in capital (Table 9)	$19,591	$19,352	$239	$401	$(162)
Special reserve	293	293	-	-	-
General reserve [a]	32,053	32,053	-	-	-
Cumulative translation adjustment [b]	(1,810)	(1,342)	(468)	-	(468)
Other adjustments [b] [c]	174	125	49	-	49

Equity (usable equity)	$50,301	$50,481	$(180)	$401	$(581)

Loans exposure	$229,377	$229,344	$33	$2,777	$(2,744)
Present value of guarantees	2,708	2,703	5	98	(93)
Effective but undisbursed DDOs	698	598	100	100	-
Related accumulated provisions	(2,506)	(2,142)	(364)	(389)	25
Deferred loan income	(487)	(510)	23	16	7
Other exposures	(752)	(743)	(9)	4	(13)
Loans (total exposure)	$229,038	$229,250	$(212)	$2,606	$(2,818)

Equity-to-Loans Ratio	22.0%	22.0%

a.	June 30, 2022 amount includes the transfer to the General Reserve, which was approved by the Board on August 4, 2022.
b.	Excludes cumulative translation amounts associated with the unrealized mark-to-market gains/losses on non-trading portfolios, net.
c.	Includes cumulative translation gains on non-functional currencies of $222 million ($173 million gains for FY22).

Table 9: Usable Paid-In Capital

In millions of U.S. dollars
	September 30, 2022	June 30, 2022	Variance
Paid-in Capital	$20,900	$20,499	$401
Adjustment on released NCPIC for net deferred MOV receivable [a]	(636)	(424)	(212)
Adjustments for unreleased NCPIC:
Restricted cash	(53)	(55)	2
Demand notes	(319)	(316)	(3)
MOV receivable	(303)	(354)	51
MOV payable	2	2	-

Total Adjustments for unreleased NCPIC	(673)	(723)	50

Usable paid-in capital	$19,591	$19,352	$239

a.	The Maintenance-Of-Value (MOV) on released National Currency Paid-In Capital (NCPIC) is considered to be deferred.

Credit Risk

IBRD faces two types of credit risk: country credit risk and counterparty credit risk. Country credit risk is the risk of loss due to a country not meeting its contractual obligations, and counterparty credit risk is the risk of loss attributable to a counterparty not honoring its contractual obligations. IBRD is exposed to commercial as well as non-commercial counterparty credit risk.

Country Credit Risk

IBRD manages country credit risk by using individual country exposure limits and produces credit risk ratings for all its borrowing countries, which reflect country economic, financial, and political circumstances, and also considers environmental, social and governance (ESG) risk factors. In addition, IBRD conducts stress tests of the effects of changes in market variables and of potential geopolitical events on its portfolio to complement its capital adequacy framework.

18	IBRD Management’s Discussion and Analysis: September 30, 2022

Management’s Discussion and Analysis	Section IV: Risk Management

Figure 10: Country Exposures as of September 30, 2022

In billions of U.S. dollars

Portfolio Concentration Risk

Portfolio concentration risk, which arises when a small group of borrowers, accounts for a large share of loans outstanding, is a key risk for IBRD. The ten countries with the highest exposures accounted for 61% of IBRD’s total exposure as of September 30, 2022.

Concentration risk is carefully managed, in part, by applying an exposure limit to a single borrowing country for the aggregate balance of loans outstanding, the present value of guarantees, the undisbursed portion of DDOs, and other eligible exposures that have become effective. Under the current guidelines, IBRD’s exposure to a single borrowing country is restricted to the lower of an Equitable Access Limit (EAL) and the Single Borrower Limit (SBL).

The SBL framework reflects a dual-SBL system, which differentiates between countries below the Graduation Discussion Income (GDI) threshold and those above it. Under this system, the FY23 SBL is $28.0 billion for highly creditworthy countries below the GDI, and $21.2 billion for highly creditworthy countries above the GDI.

Accumulated Provision for Losses on Loans and Other Exposures

As of September 30, 2022, IBRD’s accumulated provision for losses on loans and other exposures was $2,534 million, including $392 million of accumulated provision related to loan commitments (see Notes to Condensed Quarterly Financial Statements, Note D: Loans and Other Exposures). This was less than 1% of the underlying exposures ($2,165 million as of June 30, 2022, less than 1% of total exposures).

As of September 30, 2022, 0.2% of IBRD’s total loans outstanding were in nonaccrual status, all related to Zimbabwe. During the first three months of FY23, IBRD received less than $1 million of payments towards amounts overdue from Zimbabwe (Nil for FY22 YTD). See Notes to Condensed Quarterly Financial Statements, Note D: Loans and Other Exposures.

Effective October 17, 2022, all loans made to or guaranteed by Belarus were placed into nonaccrual status. The aggregate principal outstanding on these loans as of September 30, 2022 was $967 million, of which $64 million was overdue at that date. Loan income in FY23 YTD was reduced by $12 million representing the reversal of unpaid interest and other charges accrued on loans outstanding from Belarus. The impact of this event has been included in evaluating the loan loss provisioning requirements associated with IBRD’s exposure as of September 30, 2022. The accumulated provision for loans to Belarus as of September 30, 2022 was $96 million.

Counterparty Credit Risk

IBRD is exposed to commercial and non-commercial counterparty credit risk.

Commercial Counterparty Credit Risk

Commercial counterparty credit risk is the risk that counterparties fail to meet their payment obligations under the terms of the contract or other financial instruments. Effective management of counterparty credit risk is vital to the success of IBRD’s funding, investment, and asset/liability management activities. The monitoring and management of these risks is continuous as the market environment evolves.

IBRD Management’s Discussion and Analysis: September 30, 2022	19

Management’s Discussion and Analysis	Section IV: Risk Management

As a result of IBRD’s use of collateral arrangements for swap transactions, its residual commercial counterparty credit risk is concentrated in the investment portfolio, in instruments issued by sovereign governments and non-sovereign holdings (including Agencies and Asset-backed securities, Corporates, and Time Deposits).

As shown in Table 10, 60% of IBRD’s investment portfolio is rated AA or above, and the remainder predominantly rated A. The exposures with AAA and AA rated counterparties primarily relate to sovereign debt and time deposits. The A rated counterparties principally consist of financial institutions (limited to short-term deposits and swaps) and sovereign debt.

Table 10: Commercial Credit Exposure, Net of Collateral Held, by Counterparty Rating

In millions of U.S. dollars

	As of September 30, 2022
	Investments
Counterparty Rating [a]	Sovereigns	Non-Sovereigns	Net Swap Exposure	Total Exposure	% of Total
AAA	$15,104	$6,103	$-	$21,207	26%
AA	1,931	26,562	41	28,534	34
A	16,062	17,211	92	33,365	40
BBB	-	41	-	41	*
BB or lower/unrated	36	5	1	42	*

Total	$33,133	$49,922	$134	$83,189	100%

	As of June 30, 2022
	Investments
Counterparty Rating [a]	Sovereigns	Non-Sovereigns	Net Swap Exposure	Total Exposure	% of Total
AAA	$21,582	$10,398	$-	$31,980	40%
AA	1,520	28,413	68	30,001	37
A	6,060	11,890	88	18,038	23
BBB	-	48	-	48	*
BB or lower/unrated	39	5	2	46	*

Total	$29,201	$50,754	$158	$80,113	100%

a.

Average rating is calculated using available ratings from the three major rating agencies; however, if ratings are not available from each of the three rating agencies, IBRD uses the average of the ratings available from any of such rating agencies or a single rating to the extent that an instrument or issuer (as applicable) is rated by only one rating agency.

*	Indicates amount less than $0.5 million or percentage less than 0.5%.

Non-Commercial Counterparty Credit Risk

In addition to its derivative transactions with commercial counterparties, IBRD offers derivative-intermediation and other services to borrowing member countries, as well as to affiliated and non-affiliated organizations, to help meet their development needs and fulfill their development mandates (see Table 11).

IBRD has a master derivatives agreement with the International Finance Facility for Immunisation (IFFIm), under which several transactions have been executed. IBRD has the right to call for collateral above an agreed specified threshold. As of September 30, 2022, IBRD had not exercised this right, but may do so under the existing terms of the agreement. Rather than calling for collateral, IBRD and IFFIm have agreed to manage IBRD’s exposure by applying a risk management buffer to the gearing ratio limit. The gearing ratio limit represents the maximum amount of IFFIm’s net financial obligations less cash and liquid assets, as a percentage of the net present value of its financial assets.

20	IBRD Management’s Discussion and Analysis: September 30, 2022

Management’s Discussion and Analysis	Section IV: Risk Management

Table 11: Non-Commercial Counterparty Credit Risk

In millions of U.S. dollars

Exposures as of September 30, 2022
Non-Commercial Counterparty	Instrument used	Purpose of derivative transaction	Notional	Net Exposure
Borrowing Member Countries	Derivatives	Assist borrowing member countries with managing risks	$7,974	$-

Affiliated Organization	Derivatives	Intermediation on behalf of IDA	246	7

Non-Affiliated Organization	Derivatives	Assist IFFIm with managing risks	3,337	-

			$11,557	$7

Changes in Credit Spreads

The sensitivity of IBRD’s portfolios to credit represents the change in fair value corresponding to changes in credit spreads.

o

Investments: IBRD purchases investment-grade securities for its liquid asset portfolio. Credit risk is controlled through appropriate eligibility criteria (see investment eligibility criteria in IBRD’s MD&A as of June 30, 2022) and a consultative loss limit.

o

Borrowings: IBRD’s own credit risk reflects the cost of funding relative to applicable reference rates. Changes in IBRD’s credit spreads results in unrealized mark-to-market gains/losses, recorded as Net Change in DVA on Fair Value Option elected liabilities in the Condensed Statements of Comprehensive Income.

o

Loans. IBRD’s fair value model represents a hypothetical exit price of the loan portfolio. It incorporates Credit Default Swaps (CDS) spreads as an indicator of the credit risk for each borrower. IBRD does not hedge its sovereign credit exposure, but Management assesses its credit risk through a loan-loss provisioning framework. Loan-loss provision represents the expected losses inherent in its accrual and nonaccrual portfolios. IBRD’s country credit risk is managed by using individual country exposure limits and by monitoring its credit-risk-bearing capacity.

o

Derivatives. IBRD uses derivatives to manage exposures to currency and interest rate risks in its investment, loan, other ALM and borrowing portfolios. It is therefore exposed to commercial counterparty credit risk on these instruments.

Market Risk

IBRD is exposed to changes in interest and exchange rates, and it uses various strategies to minimize its exposure to market risk.

Interest Rate Risk

Under its current interest rate risk management strategy, IBRD seeks to match the interest rate sensitivity of its assets (loan and investment trading portfolios) with those of its liabilities (borrowing portfolio) by using derivatives, such as interest rate swaps. These derivatives effectively convert IBRD’s financial assets and liabilities into variable-rate instruments. After considering the effects of these derivatives, virtually the entire loan and borrowing portfolios are carried at variable interest rates.

Loans to borrowing countries

Under IBRD’s loan agreements, if an interest rate formula yields a negative rate, the interest rate charged is zero.

Liquid Asset Portfolio

IBRD’s existing guidelines allow for the investment in a wide variety of credit products in both developed and emerging market economies (see investment eligibility criteria in IBRD’s MD&A as of June 30, 2022). During the first three months of FY23, IBRD’s liquid asset portfolio recorded unrealized mark-to-market gains, mainly from forward contracts.

IBRD Management’s Discussion and Analysis: September 30, 2022	21

Management’s Discussion and Analysis	Section IV: Risk Management

The interest rate risk on IBRD’s liquid asset portfolio, including the risk that the value of assets in the portfolio will fluctuate in response to changes in market interest rates, is managed within specified duration-mismatch limits. The liquid asset portfolio has spread exposure because IBRD holds instruments other than the short-term bank deposits represented by the portfolio’s London Interbank Bid Rate (LIBID) benchmark. These investments generally yield positive returns over the benchmark but can generate mark-to-market losses if their spreads relative to LIBOR widen.

Fixed Spread Loan Refinancing Risk

Refinancing risk for funding fixed-spread loans relates to the potential impact of any future deterioration in IBRD’s funding spread relative to what was computed in the fixed-spread. IBRD does not match the maturity of its funding with that of its fixed spread loans as this would result in significantly higher financing costs for all loans. Instead, IBRD targets a shorter average funding maturity and manages the refinancing risk through two technical components of the fixed-spread loan pricing, both of which can be changed at Management’s discretion for new loan offers:

•	Projected funding cost: Management’s best estimate of average funding costs over the life of the loan

•	Risk premium: A charge for the risk that actual funding costs are higher than projected Liquid Asset Portfolio Spread Exposure

Effective April 1, 2021, IBRD’s offering of loans on fixed spread terms has been suspended.

Other Interest Rate Risks

Interest rate risk also arises from other variables, including differences in timing between the contractual maturities or re-pricing of IBRD’s assets, liabilities, and derivative instruments. On variable-rate assets and liabilities, IBRD is exposed to timing mismatches between the re-set dates on its variable-rate receivables and payables. IBRD monitors these exposures and may execute overlay interest rate swaps to reduce sizable timing mismatches.

Alternative Reference Rates

The Financial Conduct Authority (FCA), the regulator of LIBOR, previously announced and confirmed that it would no longer compel banks to submit rates required to calculate LIBOR and that effective December 31, 2021, all the LIBOR settings, except for certain USD LIBOR, will cease to be provided by any administrator or were no longer representative. The FCA also announced that USD LIBOR rates will no longer be available after June 30, 2023.

In consideration of the regulatory guidance and in preparation for the global markets’ transition away from LIBOR, IBRD took the necessary steps to facilitate a smooth and orderly transition of its financial instruments to alternative reference rates. This transition started on January 1, 2022. Effective this date, IBRD started offering new loans with alternative reference rates and ceased to offer LIBOR based loans.

Out of the total loans outstanding as of September 30, 2022, approximately 61% have transitioned and 11% are still subject to transition to alternative reference rates. The remaining 28% of the total loans outstanding are not required to transition to alternative reference rates. The switch over of existing variable spread and non-USD fixed spread loans to alternative reference rates began in January 2022, at the loan reset dates, which concluded as of June 30, 2022. The remaining loans, which are USD fixed spread loans, will begin transitioning in July 2023, as the loans reset.

Out of the total derivative portfolio notional as of September 30, 2022, less than 1% have transitioned and 71% are still subject to transition to alternative reference rates. The remaining 29% of the total derivative portfolio notional is not subject to transition to alternative reference rates. For the vast majority of the derivative portfolio subject to transition, IBRD either has sufficient provisions in the derivative agreements with its counterparties, has adhered to the International Swaps and Derivatives Association (ISDA) 2020 IBOR Fallbacks Protocol (IBOR Protocol) or works bilaterally with counterparties, to ensure a smooth transition to alternative reference rates.

As of September 30, 2022, about 98% of IBRD’s borrowing portfolio either carries fixed interest rates or is not subject to transition to alternative reference rates.

IBRD will continue to work with key stakeholders, including internal subject matter experts, senior management, borrowers, industry groups and other market participants, to mitigate potential financial and operational risks to which IBRD is exposed, and to ensure an orderly transition to the alternative reference rates.

22	IBRD Management’s Discussion and Analysis: September 30, 2022

Management’s Discussion and Analysis	Section IV: Risk Management

Exchange Rate Risk

IBRD holds the majority of its assets and liabilities in U.S. dollars and euro. However, the reported levels of its assets, liabilities, income, and expenses in the financial statements are affected by exchange rate movements in all the currencies in which IBRD transacts, relative to its reporting currency, the U.S. dollar. While IBRD’s equity could be affected by exchange rate movements, IBRD’s risk management policies work to minimize the exchange rate risk in its capital adequacy, by immunizing the equity-to-loans ratio against exchange rate movements.

To minimize exchange rate risk, IBRD matches its borrowing obligations in any one currency (after derivatives) with assets in the same currency. In addition, IBRD undertakes periodic currency conversions to align the currency composition of its equity with that of its outstanding loans across major currencies. Together, these policies are designed to minimize the impact of exchange rate fluctuations on the equity-to-loans ratio; thereby preserving IBRD’s ability to better absorb unexpected losses from arrears on loan repayments, regardless of exchange movements. As a result, exchange rate movements during the period generally do not have an impact on the overall equity-to-loans ratio.

Liquidity Risk

Liquidity risk arises in the general funding of IBRD’s activities and in managing its financial position. It includes the risk of IBRD being unable to fund its portfolio of assets at appropriate maturities and rates, and the risk of being unable to liquidate a position in a timely manner at a reasonable price.

Under IBRD’s liquidity management guidelines, liquid asset holdings are kept at or above a specified Prudential Minimum to safeguard against cash flow interruptions.

The Target Liquidity Level represents twelve-months’ coverage as calculated at the start of every fiscal year. The Prudential Minimum is defined as 80% of the Target Liquidity Level. The maximum guideline of 150% of Target Liquidity Level continues to function as a guideline rather than a hard ceiling (see Table 12).

Table 12: Liquidity Levels for FY23

	In billions of U.S. dollars	% of Target Liquidity Level

Target Liquidity Level	54.0

Guideline Maximum Liquidity Level	81.0	150%

Prudential Minimum Liquidity Level	43.2	80%

Liquid Asset Portfolio as of September 30, 2022	81.0	150%

The FY23 Target Liquidity Level is $3 billion lower than the prior year, due to the lower projected debt service.

Operational Risk

Operational risk is defined as the risk of financial loss, or damage to IBRD’s reputation resulting from inadequate or failed internal processes, people and systems, or from external events.

IBRD recognizes the importance of operational risk management activities, which are embedded in its financial operations. As part of its business activities, IBRD is exposed to a range of operational risks including physical security and staff health and safety, data and cyber security, business continuity, and third-party vendor risks. IBRD’s approach to identifying and managing operational risk includes a dedicated program for these risks and a robust process that includes assessing and prioritizing operational risks, monitoring and reporting relevant key risk indicators, aggregating and analyzing internal and external events, and identifying emerging risks that may affect business units and developing risk response and mitigating actions.

IBRD Management’s Discussion and Analysis: September 30, 2022	23

Management’s Discussion and Analysis	Section V: Governance

Section V: Governance

Senior Management Changes

There were no senior management changes during the first three months of FY23.

24	IBRD Management’s Discussion and Analysis: September 30, 2022

Management’s Discussion and Analysis	List of Tables, Figures and Box

List of Tables, Figures and Box

Tables

Table 1: Condensed Statements of Income	9
Table 2: Condensed Balance Sheets	9
Table 3: Change in Net Loans Outstanding	11
Table 4: Gross Disbursements by Region	11
Table 5: Net Commitments by Region	11
Table 6: Net Other Revenue	13
Table 7: Net Non-Interest Expenses	14
Table 8: Equity-to-Loans Ratio	18
Table 9: Usable Paid-In Capital	18
Table 10: Commercial Credit Exposure, Net of Collateral Held, by Counterparty Rating	20
Table 11: Non-Commercial Counterparty Credit Risk	21
Table 12: Liquidity Levels for FY23	23
Figures
Figure 1: IBRD’s Financial Business Model	7
Figure 2: Sources and Uses of Revenue	8
Figure 3: Loan interest revenue and funding cost (including derivatives)	10
Figure 4: Loan interest revenue, net	10
Figure 5: Net Loans Outstanding	11
Figure 6: Net Investment Portfolio	12
Figure 7: Investment Revenue, net	12
Figure 8: Borrowing Portfolio (original maturities)	12
Figure 9: Net Non-Interest Expenses (GAAP Basis)	13
Figure 10: Country Exposures as of September 30, 2022	19
Box
Box 1: Selected Financial Data	2

IBRD Management’s Discussion and Analysis: September 30, 2022	25

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INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT (IBRD)

CONTENTS

September 30, 2022

CONDENSED QUARTERLY FINANCIAL STATEMENTS (UNAUDITED)

IBRD Condensed Quarterly Financial Statements: September 30, 2022 (Unaudited)	27

CONDENSED BALANCE SHEETS

Expressed in millions of U.S. dollars

	September 30, 2022 (Unaudited)	June 30, 2022 (Unaudited)
Assets

Due from banks—Notes C and K

Unrestricted cash	$398	$392

Restricted cash	81	87

	479	479

Investments-Trading (including securities transferred under repurchase or securities lending agreements of $321 million—September 30, 2022; $36 million—June 30, 2022)—Notes C and K	84,778	81,783

Securities purchased under resale agreements—Notes C and K	124	37

Derivative assets, net—Notes C, E, F, I and K	341	804

Loans outstanding—Notes D, I and K

Total loans	298,784	303,867

Less undisbursed balance (including signed loan commitments of $56,798 million — September 30, 2022, and $56,951 million —June 30, 2022)	(69,407)	(74,523)

Loans outstanding	229,377	229,344

Less:

Accumulated provision for loan losses	(2,059)	(1,742)

Deferred loan income	(487)	(510)

Net loans outstanding	226,831	227,092

Other assets—Notes C, D, E and I	8,465	7,347

Total assets	$321,018	$317,542

28	IBRD Condensed Quarterly Financial Statements: September 30, 2022 (Unaudited)

	September 30, 2022 (Unaudited)	June 30, 2022 (Unaudited)
Liabilities

Borrowings—Notes E and K	$226,477	$235,173

Securities sold under repurchase agreements, securities lent under securities lending agreements, and payable for cash collateral received—Notes C and K	323	37

Derivative liabilities, net—Notes C, E, F, I and K	30,292	20,041

Other liabilities—Notes C, D and I	8,506	6,971

Total liabilities	265,598	262,222

Equity

Capital stock—Note B

Authorized capital (2,783,873 shares—September 30, 2022, and June 30, 2022)

Subscribed capital (2,577,346 shares—September 30, 2022, and 2,545,984 shares—June 30, 2022)	310,918	307,135

Less uncalled portion of subscriptions	(290,018)	(286,636)

Paid-in capital	20,900	20,499

Nonnegotiable, noninterest-bearing demand obligations on account of subscribed capital	(319)	(316)

Receivable amounts to maintain value of currency holdings	(303)	(354)

Deferred amounts to maintain value of currency holdings	(636)	(424)

Retained earnings (see Condensed Statements of Changes in Retained Earnings; Note G)	35,178	34,997

Accumulated other comprehensive income—Note J	600	918

Total equity	55,420	55,320

Total liabilities and equity	$321,018	$317,542

The Notes to Condensed Quarterly Financial Statements are an integral part of these Statements.

IBRD Condensed Quarterly Financial Statements: September 30, 2022 (Unaudited)	29

CONDENSED STATEMENTS OF INCOME

Expressed in millions of U.S. dollars

	Three Months Ended September 30, (Unaudited)
	2022	2021
Interest revenue
Loans, net—Note D	$1,657	$484
Other asset/liability management derivatives, net	(29)	166
Investments-Trading, net	418	34
Other, net	-	2

Borrowing expenses, net—Note E	(1,216)	(73)

Interest revenue, net of borrowing expenses	830	613

Provision for losses on loans and other exposures—Note D	(394)	(72)

Non-interest revenue
Revenue from externally funded activities—Note I	156	136
Commitment charges—Note D	30	32
Other	14	10

Total	200	178

Non-interest expenses

Administrative—Notes H and I	(519)	(508)

Other, net—Note H	45	65

Total	(474)	(443)

Board of Governors-approved and other transfers—Note G	(80)	-

Non-functional currency translation adjustment gains, net	-	16

Unrealized mark-to-market (losses) gains on Investments-Trading portfolio, net—Notes F and K	(13)	10

Unrealized mark-to-market gains on non-trading portfolios, net—Notes D, E, F and K	112	356

Net income	$181	$658

The Notes to Condensed Quarterly Financial Statements are an integral part of these Statements.

30	IBRD Condensed Quarterly Financial Statements: September 30, 2022 (Unaudited)

CONDENSED STATEMENTS OF COMPREHENSIVE INCOME

Expressed in millions of U.S. dollars

	Three Months Ended September 30, (Unaudited)
	2022	2021

Net income	$181	$658

Other comprehensive income—Note J

Reclassification to net income:

Amortization of unrecognized net actuarial (gains) losses	(7)	13

Amortization of unrecognized prior service costs	5	6

Net Change in Debit Valuation Adjustment (DVA) on Fair Value Option elected liabilities	289	(369)

Currency translation adjustments on functional currency	(605)	(214)

Total other comprehensive loss	(318)	(564)

Total Comprehensive (loss) income	$(137)	$94

CONDENSED STATEMENTS OF CHANGES IN RETAINED EARNINGS Expressed in millions of U.S. dollars
	Three Months Ended September 30, (Unaudited)
	2022	2021
Retained earnings at the beginning of the fiscal year	$34,997	$31,007
Net income for the period	181	658

Retained earnings at the end of the period	$35,178	$31,665

The Notes to Condensed Quarterly Financial Statements are an integral part of these Statements.

IBRD Condensed Quarterly Financial Statements: September 30, 2022 (Unaudited)	31

CONDENSED STATEMENTS OF CASH FLOWS

Expressed in millions of U.S. dollars

	Three Months Ended September 30, (Unaudited)
	2022	2021

Cash flows from investing activities
Loans
Disbursements	$(5,633)	$(6,215)
Principal repayments	2,700	2,431
Principal prepayments	167	54
Loan origination fees received	4	3
Net derivatives-loans	2	4
Other investing activities, net	(35)	(30)

Net cash used in investing activities	(2,795)	(3,753)

Cash flows from financing activities
Medium and long-term borrowings
New issues	10,851	9,592
Retirements	(6,239)	(10,853)
Short-term borrowings (original maturities greater than 90 days)
New issues	6,016	7,470
Retirements	(5,478)	(5,950)
Net short-term borrowings (original maturities less than 90 days)	(737)	(1,490)
Net derivatives-borrowings	(150)	(138)
Capital subscriptions	401	92
Other financing activities, net	-	1

Net cash provided by (used in) financing activities	4,664	(1,276)

Cash flows from operating activities
Net income	181	658
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Unrealized mark-to-market gains on non-trading portfolios, net	(112)	(356)
Non-functional currency translation adjustment gains, net	-	(16)
Depreciation and amortization	65	25
Provision for losses on loans and other exposures	394	72
Changes in:
Investment portfolio	(2,308)	3,944
Other assets and liabilities	(83)	196

Net cash (used in) provided by operating activities	(1,863)	4,523

Effect of exchange rate changes on unrestricted and restricted cash	(6)	(53)

Net decrease in unrestricted and restricted cash	-	(559)
Unrestricted and restricted cash at the beginning of the fiscal year	479	2,347

Unrestricted and restricted cash at the end of the period	$479	$1,788

Supplemental disclosure
(Decrease) increase in ending balances resulting from exchange rate fluctuations
Loans outstanding	$(2,744)	$(1,323)
Investment portfolio	(52)	(36)
Borrowing portfolio	(1,978)	(904)
Capitalized loan origination fees included in total loans	11	20
Interest paid on borrowing portfolio	569	81

The Notes to Condensed Quarterly Financial Statements are an integral part of these Statements.

32	IBRD Condensed Quarterly Financial Statements: September 30, 2022 (Unaudited)

NOTES TO CONDENSED QUARTERLY FINANCIAL STATEMENTS

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES

Basis of Preparation

These unaudited condensed quarterly financial statements and notes should be read in conjunction with the June 30, 2022 audited financial statements and notes included therein. The condensed comparative information that has been derived from the June 30, 2022 audited financial statements has not been audited. In the opinion of management, the condensed quarterly financial statements reflect all adjustments necessary for a fair presentation of IBRD’s financial position and results of operations in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed quarterly financial statements and the reported amounts of income and expenses during the reporting periods. Due to the inherent uncertainty involved in making those estimates, actual results could differ from those estimates. Areas in which significant estimates have been made include, but are not limited to, the provision for losses on loans and other exposures, the valuation of certain instruments carried at fair value, and the valuation of pension and other postretirement plan-related liabilities. The results of operations for the first three months of the current fiscal year are not necessarily indicative of results for the full year.

Certain reclassifications of the prior year’s information have been made to conform with the current year’s presentation.

Accounting and Reporting Developments

Accounting standards under evaluation:

In June 2022, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update (ASU) 2022-03, Fair Value Measurement (Topic 820) Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions, which clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and should not be factored in when measuring fair value. The ASU also clarifies that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. The ASU requires certain disclosures for equity securities subject to contractual sale restrictions. The ASU is effective from the quarter ending September 30, 2024 (fiscal year 2025), with early adoption permitted. IBRD is currently evaluating the impact of the ASU on its financial statements.

In March 2022, the FASB issued ASU 2022-02, Troubled Debt Restructurings and Vintage Disclosures, which eliminates the accounting guidance on troubled debt restructurings for creditors and amends the guidance on “vintage disclosures” to require disclosure of current-period gross write-offs by year of origination. This ASU is effective from the quarter ending September 30, 2023 (fiscal year 2024), with early adoption permitted. IBRD is currently evaluating the impact of the ASU on its financial statements.

In November 2021, the FASB issued ASU 2021-10, Disclosure by Business Entities about Government Assistance, which requires entities to make certain annual disclosures about government assistance transactions. This ASU is effective for the annual period ending June 30, 2023 (annual statements of fiscal year 2023), with early adoption permitted. IBRD is currently evaluating the impact of the ASU on its financial statements.

NOTE B—CAPITAL STOCK

The following table provides a summary of changes in IBRD’s authorized and subscribed shares:

Table B1: IBRD’s shares

	Authorized shares	Subscribed shares
As of June 30, 2021	2,783,873	2,469,065
General Capital Increase/Selective Capital Increase (GCI/SCI)	-	76,919

As of June 30, 2022	2,783,873	2,545,984
GCI/SCI	-	31,362

As of September 30, 2022	2,783,873	2,577,346

IBRD Condensed Quarterly Financial Statements: September 30, 2022 (Unaudited)	33

The following table provides a summary of the changes in subscribed capital, uncalled portion of subscriptions, and paid-in capital:

Table B2: IBRD’s capital

In millions of U.S. dollars

	Subscribed capital	Uncalled portion of subscriptions	Paid-in capital

As of June 30, 2021	$297,856	$(278,612)	$19,244
GCI/SCI	9,279	(8,024)	1,255

As of June 30, 2022	307,135	(286,636)	20,499
GCI/SCI	3,783	(3,382)	401

As of September 30, 2022	$310,918	$(290,018)	$20,900

The uncalled portion of subscriptions is subject to call only when required to meet the obligations incurred by IBRD as a result of borrowings or guaranteeing loans.

On October 1, 2018, IBRD’s Board of Governors approved two resolutions that increased IBRD’s authorized capital. The total increase in authorized capital was $57.5 billion, of which, $27.8 billion and $29.7 billion relate to the GCI and SCI, respectively. Under the terms of the 2018 GCI and SCI, paid-in capital is expected to increase by up to $7.5 billion. As of September 30, 2022, the cumulative subscription payments received under the 2018 capital increases were $4.4 billion.

NOTE C—INVESTMENTS

As of September 30, 2022, IBRD’s investments include the liquid asset portfolio, the Post Employment Benefit Plan (PEBP), the Post Retirement Contribution Reserve Fund (PCRF) and holdings relating to the Local Currency Market Development (LCMD) investments. LCMD investments are sovereign bonds denominated in the local currencies of less developed markets and funded by borrowings in the same currency with matching volume, payment and maturity characteristics.

Investments held by IBRD are designated as trading and reported at fair value, or at face value which approximates fair value. As of September 30, 2022, IBRD’s investments were primarily comprised of government and agency obligations (46%) and time deposits (50%), with all the instruments classified as either Level 1 or Level 2 within the fair value hierarchy. As of September 30, 2022, the largest holding of investments from a single counterparty was Japanese Government instruments (16%).

A summary of IBRD’s Investments-Trading is as follows:

Table C1: Investments – Trading composition

In millions of U.S. dollars

	September 30, 2022	June 30, 2022
Government and agency obligations	$38,812	$38,727
Time deposits	42,718	39,454
Asset-backed Securities (ABS)	1,288	1,603
Alternative investments [a]	1,694	1,704
Equity securities [a]	266	295

Total	$84,778	$81,783

a.	Related to PEBP holdings. Alternative investments are comprised of investments in hedge funds, private equity funds and real estate funds, reported at net asset value (NAV).

34	IBRD Condensed Quarterly Financial Statements: September 30, 2022 (Unaudited)

IBRD manages its investments on a net portfolio basis. The following table summarizes IBRD’s net portfolio position:

Table C2: Net investment portfolio position

In millions of U.S. dollars

	September 30, 2022	June 30, 2022
Investments - Trading	$84,778	$81,783
Securities purchased under resale agreements	124	37
Securities sold under repurchase agreements, securities lent under securities lending agreements, and payable for cash collateral received [a]	(546)	(201)
Derivative assets
Currency swaps and forward contracts	1,566	941
Interest rate swaps	42	19
Other	-	2

Total	1,608	962

Derivative liabilities
Currency swaps and forward contracts	(11)	(55)
Interest rate swaps	(395)	(523)
Other	(1)	-

Total	(407)	(578)

Cash held in investment portfolio [b]	286	262
Receivable from investment securities traded and other assets [c]	80	103
Payable for investment securities purchased [d]	(1,614)	(311)

Net investment portfolio	$84,309	$82,057

a.	Includes $223 million of cash collateral received from counterparties under derivative agreements ($164 million—June 30, 2022).
b.	Included in Unrestricted cash under Due from banks on the Condensed Balance Sheets.
c.	Included in Other assets on the Condensed Balance Sheets.
d.

Includes $288 million of liabilities related to PCRF payable, which is included in Other liabilities—Accounts payable and miscellaneous liabilities on the Condensed Balance Sheets ($260 million—June 30, 2022), and $58 million of liabilities related to short sales (Nil—June 30, 2022).

The composition of IBRD’s net investment portfolio is as follows:

Table C3: Net investment portfolio composition

In millions of U.S. dollars

	September 30, 2022	June 30, 2022
Net investment portfolio
Liquid assets	$81,058	$78,796
PEBP holdings	2,386	2,456
PCRF holdings	829	766
LCMD investments	36	39

Total	$84,309	$82,057

IBRD uses derivative instruments to manage the associated currency and interest rate risks in the investment portfolio. For details of these instruments, see Note F—Derivative Instruments. After considering the effects of these derivatives, IBRD’s investment portfolio is predominantly denominated in U.S. dollars.

Commercial Credit Risk

For the purpose of risk management, IBRD is party to a variety of financial transactions, certain of which involve elements of credit risk. Credit risk exposure represents the maximum potential loss due to possible non-performance by obligors and counterparties under the terms of the contracts. For all securities, IBRD limits trading to a list of authorized dealers and counterparties. In addition, IBRD may require collateral in connection with resale agreements and swap agreements. The collateral serves to mitigate IBRD’s exposure to credit risk.

Swap Agreements: Credit risk is mitigated through the application of eligibility criteria and volume limits for transactions with individual counterparties and through the use of mark-to-market collateral arrangements for swap transactions. IBRD may require collateral in the form of cash or other approved liquid securities from individual counterparties in order to mitigate its credit exposure.

IBRD has entered into master derivative agreements that contain legally enforceable close-out netting provisions. These agreements may further reduce the gross credit risk exposure related to the swaps. Credit risk with financial assets subject to a master derivatives arrangement is further reduced under these agreements to the extent that payments and receipts with the counterparty are netted at settlement. The reduction in exposure as a result of these netting provisions can vary due to the impact of changes in market conditions on existing and new transactions. The extent of the reduction in exposure may therefore change substantially within a short period of time following the balance sheet date. For more information on netting and offsetting provisions see Note F—Derivative Instruments.

IBRD Condensed Quarterly Financial Statements: September 30, 2022 (Unaudited)	35

The following is a summary of the collateral received by IBRD for swap transactions:

Table C4: Collateral received

In millions of U.S. dollars

	September 30, 2022	June 30, 2022
Collateral received
Cash	$223	$164
Securities	267	427

Total collateral received	$490	$591

Collateral permitted to be repledged	$490	$591
Amount of collateral repledged	-	-
Amount of cash collateral invested	223	143

Securities Lending: IBRD may engage in securities lending and repurchases, against adequate collateral, as well as secured borrowing and reverse repurchases (resales) of government and agency obligations, corporate securities, ABS and Mortgage-backed securities (MBS). These transactions, if any, are conducted under legally enforceable master netting arrangements, which allow IBRD to reduce its gross credit exposure related to these transactions. IBRD presents its securities lending and repurchases, as well as resales, on a gross basis on the Condensed Balance Sheets. As of September 30, 2022, amounts that could potentially be offset as a result of legally enforceable master netting arrangements amounted to $60 million (Nil—June 30, 2022).

Securities lending and repurchase agreements expose IBRD to several risks, including counterparty risk, reinvestment risk, and risk of a collateral gap (due to increase or decrease in the fair value of collateral pledged). IBRD has procedures in place to ensure that trading activity and balances under these agreements are below predefined counterparty and maturity limits, and to actively manage net counterparty exposure, after collateral, through daily mark-to-market. Whenever the collateral pledged by IBRD related to its borrowings under repurchase agreements and securities lending agreements declines in value, the transaction is re-priced as appropriate by returning cash or pledging additional collateral.

Transfers of securities by IBRD to counterparties are not accounted for as sales as the accounting criteria for the treatment as a sale have not been met. Counterparties are permitted to repledge these securities until the repurchase date.

As of September 30, 2022, liabilities relating to securities transferred under repurchase or securities lending agreements amounted to $323 million ($37 million—June 30, 2022) and there were no unsettled trades relating to repurchase or securities lending agreements. There were no replacement trades entered into in anticipation of maturing trades of a similar amount (Nil—June 30, 2022). As of September 30, 2022 and June 30, 2022, the remaining contractual maturity of these agreements were overnight and continuous. The securities transferred were mainly comprised of government and agency obligations and equity securities.

In the case of resale agreements, IBRD receives collateral in the form of liquid securities and is permitted to repledge these securities. While these transactions are legally considered to be true purchases and sales, the securities received are not recorded on IBRD’s Condensed Balance Sheets as the accounting criteria for treatment as a sale have not been met. As of September 30, 2022 and June 30, 2022, there were no unsettled trades pertaining to securities purchased under resale agreements. For resale agreements, IBRD received securities with a fair value of $124 million as of September 30, 2022 ($38 million—June 30, 2022). As of September 30, 2022 and June 30, 2022, none of these securities had been transferred.

NOTE D—LOANS AND OTHER EXPOSURES

IBRD’s loans and other exposures (collectively “exposures”) are generally made to, or guaranteed by, member countries of IBRD. In addition, IBRD may also make loans to the International Finance Corporation (IFC), an affiliated organization, without any guarantee. Other exposures include signed loan commitments including deferred drawdown options (DDOs) and irrevocable commitments and guarantees. As of September 30, 2022, all of IBRD’s loans were reported at amortized cost.

IBRD uses derivatives to manage the currency risk and the interest rate risk between its loans and borrowings. For details regarding derivatives used in the loan portfolio, see Note F—Derivative Instruments.

IBRD excludes the interest receivable balance from the amortized cost basis and from the related disclosures as permitted by U.S. GAAP. Accrued interest receivable on loans of $1,773 million as of September 30, 2022 ($1,029 million—June 30, 2022) are included in Other assets on the Condensed Balance Sheets.

36	IBRD Condensed Quarterly Financial Statements: September 30, 2022 (Unaudited)

As of September 30, 2022, 0.2% of IBRD’s loans were in nonaccrual status and related to one borrower. The total accumulated provision for losses on loans was 0.9% of the total loan portfolio. Based on IBRD’s internal credit quality indicators, the majority of loans outstanding are in the medium-risk and high-risk classes.

Credit Quality of Sovereign Exposures

Based on an evaluation of IBRD’s exposures, management has determined that IBRD has one portfolio segment – Sovereign Exposures. IBRD’s loans constitute the majority of the Sovereign Exposures portfolio segment.

IBRD’s country risk ratings are an assessment of its borrowers’ ability and willingness to repay IBRD on time and in full. These ratings are internal credit quality indicators. Individual country risk ratings are derived on the basis of both quantitative and qualitative analysis. The components considered in the analysis can be grouped broadly into eight categories: political risk, external debt and liquidity, fiscal policy and public debt burden, balance of payment risks, economic structure and growth prospects, monetary and exchange rate policy, financial sector risks, and corporate sector debt and vulnerabilities. The analysis also takes into account environmental, social, and governance factors. For the purpose of analyzing the risk characteristics of IBRD’s exposures, these exposures are grouped into three classes in accordance with assigned borrower risk ratings, which relate to the likelihood of loss: Low, Medium and High risk classes, as well as exposures in nonaccrual status.

IBRD’s borrowers’ country risk ratings are key determinants in the provision for losses. Country risk ratings of borrowers in accrual status are grouped into pools with similar credit ratings for the purpose of the calculation of the expected credit losses. Exposure for certain countries in accrual status may be individually assessed on the basis that they do not share common risk characteristics with an existing pool of exposures. All exposures for countries in nonaccrual status are individually assessed. Country risk ratings are determined in review meetings that take place several times a year. All countries are reviewed at least once a year, or more frequently, if circumstances warrant, to determine the appropriate ratings.

An assessment was also performed to determine whether a qualitative adjustment of the loan loss provision was needed as of September 30, 2022, including consideration of global and macroeconomic events. Management concluded that a qualitative adjustment beyond the regular application of IBRD’s loan loss provision framework was not warranted.

The following tables provide an aging analysis of the loans outstanding:

Table D1: Loan portfolio aging structure

In millions of U.S. dollars

	September 30, 2022
Days past due	Up to 45	46-60	61-90	91-180	Over 180	Total Past Due	Current	Total
Risk Class
Low	$-	$-	$-	$-	$-	$-	$22,836	$22,836
Medium	-	-	-	-	-	-	96,006	96,006
High	20	20	-	38	-	78	110,031	110,109

Loans in accrual status	20	20	-	38	-	78	228,873	228,951
Loans in nonaccrual status [a]	-	-	-	-	426	426	-	426

Total	$20	$20	$-	$38	$426	$504	$228,873	$229,377

Table D1.1

In millions of U.S. dollars

	June 30, 2022
Days past due	Up to 45	46-60	61-90	91-180	Over 180	Total Past Due	Current	Total
Risk Class
Low	$-	$-	$-	$-	$-	$-	$23,428	$23,428
Medium	-	-	-	-	-	-	96,533	96,533
High	-	1	38	-	-	39	108,916	108,955

Loans in accrual status	-	1	38	-	-	39	228,877	228,916
Loans in nonaccrual status	-	-	-	-	428	428	-	428

Total	$-	$1	$38	$-	$428	$467	$228,877	$229,344

a.	Does not include the effect of the nonaccrual subsequent event in October 2022.

IBRD Condensed Quarterly Financial Statements: September 30, 2022 (Unaudited)	37

IBRD considers the signature date of a loan agreement as the best indicator of the decision point in the origination process, rather than the disbursement date. The tables below disclose the outstanding balances of IBRD’s loan portfolio, classified by the year the loan agreement was signed.

Table D2: Loan portfolio vintage disclosure

In millions of U.S. dollars

	September 30,2022
	Fiscal Year of Origination						CAT DDOs		Loans
	2023	2022	2021	2020	2019	Prior Years	Disbursed and Revolving	CAT DDOs Converted to Term Loans	outstanding as of September 30, 2022
Risk
Low	$-	$250	$94	$194	$1,083	$21,215	$-	$-	$22,836
Medium	951	5,736	8,408	6,703	3,599	68,526	202	1,881	96,006
High	730	8,360	8,157	6,718	7,098	78,142	446	458	110,109

Loans in accrual status	1,681	14,346	16,659	13,615	11,780	167,883	648	2,339	228,951
Loans in nonaccrual status [a]	-	-	-	-	-	426	-	-	426

Total	$1,681	$14,346	$16,659	$13,615	$11,780	$168,309	$648	$2,339	$229,377

Table D2.1:

In millions of U.S. dollars

	June 30,2022
	Fiscal Year of Origination						CAT DDOs		Loans
	2022	2021	2020	2019	2018	Prior Years	Disbursed and Revolving	CAT DDOs Converted to Term Loans	outstanding as of June 30, 2022
Risk
Low	$250	$100	$196	$1,060	$346	$21,476	$-	$-	$23,428
Medium	5,595	8,298	6,678	3,577	4,487	65,788	203	1,907	96,533
High	6,416	7,878	6,588	7,075	6,663	73,410	462	463	108,955

Loans in accrual status	12,261	16,276	13,462	11,712	11,496	160,674	665	2,370	228,916
Loans in nonaccrual status	-	-	-	-	-	428	-	-	428

Total	$12,261	$16,276	$13,462	$11,712	$11,496	$161,102	$665	$2,370	$229,344

a.	Does not include the effect of the nonaccrual subsequent event in October 2022.

The amount of Catastrophe Deferred Drawdown Options (CAT DDOs) converted to term loans during the three months ended September 30, 2022 is nil ($250 million—three months ended September 30, 2021).

Accumulated Provision for Losses on Loans and Other Exposures

Management determines the appropriate level of accumulated provision for losses, which reflects the expected losses inherent in IBRD’s exposures.

Delays in receiving loan payments result in economic losses to IBRD since it does not charge additional interest on any overdue interest or loan charges. These economic losses are equal to the difference between the present value of payments of interest and charges made according to the related loan’s contractual terms and the present value of its expected future cash flows. It is IBRD’s practice not to write off its loans. Historically, all contractual obligations associated with exposures in nonaccrual status were eventually cleared, thereby allowing borrowers to emerge from nonaccrual status. To date, no loans have been written off by IBRD.

Management reassesses the adequacy of the accumulated provision on a quarterly basis and adjustments to the accumulated provision are recorded as a charge to or release of provision in the Condensed Statements of Income. In addition, the reasonableness of the inputs used is reassessed at least annually.

38	IBRD Condensed Quarterly Financial Statements: September 30, 2022 (Unaudited)

Changes to the accumulated provision for losses on loans and other exposures are summarized below:

Table D3: Accumulated provision

In millions of U.S. dollars

	September 30, 2022
	Loans outstanding	Loan commitments	Other [a]	Total

Accumulated provision, beginning of the fiscal year	$1,742	$359	$64	$2,165
Provision - charge (release)	336	38	20	394
Translation adjustment	(19)	(5)	(1)	(25)

Accumulated provision, end of the period	$2,059	$392	$83	$2,534

Composed of accumulated provision for losses on:
Loans in accrual status	$1,845
Loans in nonaccrual status [b]	214

Total	$2,059

Loans, end of the period:
Loans in accrual status	$228,951
Loans in nonaccrual status [b]	426

Total loans outstanding	$229,377

Table D3.1:

In millions of U.S. dollars

	June 30, 2022
	Loans outstanding	Loan commitments	Other [a]	Total

Accumulated provision, beginning of the fiscal year	$1,270	$326	$51	$1,647
Provision - charge (release)	509	44	17	570
Translation adjustment	(37)	(11)	(4)	(52)

Accumulated provision, end of the fiscal year	$1,742	$359	$64	$2,165

Composed of accumulated provision for losses on:
Loans in accrual status	$1,528
Loans in nonaccrual status	214

Total	$1,742

Loans, end of the fiscal year:
Loans in accrual status	$228,916
Loans in nonaccrual status	428

Total loans outstanding	$229,344

a.	Primarily relates to guarantees and does not include recoverable asset relating to guarantees received under the Exposure Exchange Agreements (for more details see Guarantees section).
b.	Does not include the effect of the nonaccrual subsequent event in October 2022.

Reported as:
	Condensed Balance Sheets	Condensed Statements of Income
Accumulated Provision for Losses on:
Loans outstanding	Accumulated provision for loan losses	Provision for losses on loans and other exposures

Loan commitments and other exposures	Other liabilities	Provision for losses on loans and other exposures

Overdue Amounts

IBRD considers loans to be past due when a borrower fails to make payment on any principal, interest or other charges due to IBRD on the dates provided in the contractual loan agreement.

As of September 30, 2022, principal of $38 million and interests and charges of $2 million payable from one borrower were overdue by more than three months – see the Subsequent event paragraph below.

As of September 30, 2022, Zimbabwe is the only borrowing member with loans or guarantees in nonaccrual status, and it has been in nonaccrual status since October 2000.

IBRD Condensed Quarterly Financial Statements: September 30, 2022 (Unaudited)	39

The following tables provide a summary of selected financial information related to loans in nonaccrual status:

Table D4: Loans in nonaccrual status a

In millions of U.S. dollars

	September 30, 2022	June 30, 2022
Recorded investment	$426	$428
Accumulated provision for loan losses	214	214
Average recorded investment for the period/fiscal year	427	430
Overdue amounts:	1,068	1,061
Principal	426	428
Interest and charges	642	633

Table D4.1

In millions of U.S. dollars

	Three Months Ended September 30,
	2022		2021
Interest revenue not recognized as a result of loans being in nonaccrual status	$7	[a]	$7

a.	Does not include the effect of the nonaccrual subsequent event in October 2022.

During the three months ended September 30, 2022 and September 30, 2021, no loans were placed in nonaccrual status or restored to accrual status.

In addition, during the three months ended September 30, 2022, no interest income was recognized on loans in nonaccrual status (Nil—three months ended September 30, 2021).

Subsequent event

Effective October 17, 2022, all loans made to or guaranteed by Belarus were placed into nonaccrual status. The aggregate principal outstanding on these loans as of September 30, 2022 was $967 million, of which $64 million was overdue at that date. Loan income for the period ended September 30, 2022 was reduced by $12 million representing the reversal of unpaid interest and other charges accrued on loans outstanding. The impact of this event has been included in evaluating the loan loss provisioning requirements associated with IBRD’s exposure as of September 30, 2022. The accumulated provision for loans to Belarus as of September 30, 2022 was $96 million.

Guarantees

Guarantees of $6,406 million were outstanding as of September 30, 2022 ($6,379 million—June 30, 2022). These amounts represent the maximum potential amount of undiscounted future payments that IBRD could be required to make under these guarantees and are not included in the Condensed Balance Sheets. These guarantees have original maturities ranging between 10 and 21 years and expire in decreasing amounts through 2042.

As of September 30, 2022, liabilities related to IBRD’s obligations under guarantees included the obligation to stand ready of $323 million ($298 million—June 30, 2022), and the accumulated provision for guarantee losses of $78 million ($59 million—June 30, 2022). These have been included in Other liabilities on the Condensed Balance Sheets.

During the three months ended September 30, 2022 and September 30, 2021, no guarantees provided by IBRD were called.

40	IBRD Condensed Quarterly Financial Statements: September 30, 2022 (Unaudited)

IBRD participates in Exposure Exchange Agreements (EEAs) which are recognized as financial guarantees in the financial statements. Information on the location and amounts associated with the EEAs executed with the Multilateral Investment Guarantee Agency (MIGA), African Development Bank (AfDB) and Inter-American Development Bank (IADB) included in the Condensed Balance Sheets and Condensed Statements of Income is presented in the following table:

Table D5: Amounts associated with EEAs

In millions of U.S. dollars
	September 30, 2022			June 30, 2022
	Notional Amount	(Stand ready obligation) Asset	(Accumulated Provision) Recoverable Asset	Notional Amount	(Stand ready obligation) Asset	(Accumulated Provision) Recoverable Asset	Location on the Condensed Balance Sheets
Guarantee provided [a,c]	$3,627	$(165)	$(33)	$3,630	$(170)	$(27)	Other liabilities
Guarantee received [b]	(3,624)	165	30	(3,630)	170	25	Other assets

	$3	$-	$(3)	$-	$-	$(2)

a.  For the three months ended September 30, 2022, Provisions for losses on loans and other exposures, line in the Condensed Statements of Income includes $6 million charge relating to Guarantee provided ($1 million of charge—three months ended September 30,2021).

b.  For the three months ended September 30, 2022, Non-interest revenue - Other, line on the Condensed Statements of Income includes $5 million of gain in relation to recoverable asset relating to Guarantee received ($1 million of gain—three months ended September 30, 2021).

c.  Notional amount, obligation to stand ready and provision for the guarantee provided are included in guarantees outstanding of $6,406 million, obligation to stand ready of $323 million and accumulated provision for guarantee losses of $78 million, respectively ($6,379 million, $298 million and $59 million, respectively—June 30, 2022).

Waivers of Loan Charges

IBRD provides waivers on eligible loans, which include a portion of interest, a portion of the commitment charge on undisbursed balances and a portion of the front-end fee charged on all eligible loans. Waivers are approved annually by the Executive Directors of IBRD. As part of the COVID-19 Strategic Preparedness and Response Program (SPRP), the Executive Directors of IBRD approved the waiver of commitment/standby fees for health-related COVID-19 operations payable during the first year of each financing and a reduced front-end fee of 25 basis points for CAT DDOs approved under the Fast-Track COVID-19 Facility. Such waivers/reductions were available for financing approved on or prior to March 31, 2021. The Executive Directors also approved the waiver of commitment fees for COVID-19 vaccine related projects under the Additional Financing to the COVID-19 SPRP for the first 18 months, starting from the date of approval of financing for each project. Such waivers were available for financing approved on or prior to October 1, 2022.

The forgone income resulting from waivers of loan charges was $5 million for three months ended September 30, 2022 ($6 million—three months ended September 30, 2021).

Concentration risk

Loan revenue comprises interest, commitment fees, loan origination fees and prepayment premiums, net of waivers. For the three months ended September 30, 2022, there was no country that contributed more than 10% to the total loan revenue.

IBRD Condensed Quarterly Financial Statements: September 30, 2022 (Unaudited)	41

Information about IBRD’s loan revenue and associated loans outstanding by geographic region is presented in the following table:

Table D6: Loan revenue and associated outstanding loan balances

In millions of U.S. dollars	For the three months ended and as of
	September 30, 2022		September 30, 2021
Region	Loan Revenue [a]	Loans Outstanding	Loan Revenue [a]	Loans Outstanding
Latin America and the Caribbean	$626	$74,202	$287	$69,687
Europe and Central Asia	229	43,909	107	47,278
East Asia and Pacific	410	48,337	137	46,710
Middle East and North Africa	226	31,807	99	31,359
South Asia	194	22,025	53	21,060
Eastern and Southern Africa	80	7,432	57	5,266
Western and Central Africa	9	1,665	8	1,630

Total	$1,774	$229,377	$748	$222,990

a.  Does not include interest expenses, net of $87 million from loan related derivatives for the three months ended September 30, 2022 ($230 million—three months ended September 30, 2021). Includes commitment charges of $30 million for the three months ended September 30, 2022 ($32 million—three months ended September 30, 2021).

For the three months ended September 30, 2022, Interest revenue—Loans, net on the Condensed Statements of Income of $1,657 million ($484 million—three months ended September 30, 2021) includes $87 million of interest expense, net from loan related derivatives ($230 million—three months ended September 30, 2021).

NOTE E—BORROWINGS

IBRD issues unsubordinated and unsecured fixed and variable rate debt in a variety of currencies. Variable rates are primarily based on exchange rates or market interest rates.

Borrowings issued by IBRD are reported at fair value. As of September 30, 2022, 98% of the instruments were classified as Level 2 within the fair value hierarchy. In addition, most of these instruments were denominated in U.S. dollars and euro (66% and 11%, respectively).

IBRD uses derivatives, reported at fair value, to manage the currency risk and the interest rate risk between its loans and borrowings. For details regarding the derivatives used, see Note F—Derivative Instruments.

The following table summarizes IBRD’s borrowing portfolio including derivatives:

Table E1: Borrowings and borrowing-related derivatives

In millions of U.S. dollars
	September 30, 2022	June 30, 2022
Borrowings [a]	$226,477	$235,173
Currency swaps, net	13,957	8,162
Interest rate swaps, net	19,646	13,574

Total	$260,080	$256,909

a.  Includes $296 million of unsettled borrowings, representing a non-cash financing activity, for which there is a related receivable included in Other assets on the Condensed Balance Sheets as of September 30, 2022 (Nil —June 30, 2022).

For the three months ended September 30, 2022, Borrowing expenses, net in the Condensed Statements of Income of $1,216 million ($73 million—three months ended September 30, 2021) include $241 million of interest expense, net related to derivatives associated with the Borrowing portfolio (interest revenue, net of $686 million—three months ended September 30, 2021).

42	IBRD Condensed Quarterly Financial Statements: September 30, 2022 (Unaudited)

NOTE F—DERIVATIVE INSTRUMENTS

IBRD uses derivative instruments in its investment, loan and borrowing portfolios, and for asset/liability management purposes. It also offers derivative intermediation services to clients and, concurrently, enters into offsetting transactions with market counterparties.

The following table summarizes IBRD’s use of derivatives in its various financial portfolios:

Portfolio	Derivative instruments used	Purpose / Risk being managed
Risk management purposes:

Investments	Currency swaps, currency forward contracts, interest rate swaps, options, swaptions and futures contracts, to-be-announced (TBA) securities	Manage currency and interest rate risk
Loans	Currency swaps and interest rate swaps	Manage currency risk and interest rate risk between loans and borrowings
Borrowings	Currency swaps and interest rate swaps	Manage currency risk and interest rate risk between loans and borrowings
Other asset/liability management	Currency swaps and interest rate swaps	Manage currency risk and the duration of IBRD’s equity
Other purposes:

Client operations	Currency swaps, currency forward contracts, and interest rate swaps	Assist clients in managing risks

The derivatives in the related tables of Note F are presented on a net basis by instrument. A reconciliation to the Condensed Balance Sheets presentation is shown in table F1.

Offsetting assets and liabilities

IBRD enters into International Swaps and Derivatives Association, Inc. (ISDA) master netting agreements with substantially all of its derivative counterparties. These legally enforceable master netting agreements give IBRD the right to liquidate securities held as collateral and to offset receivables and payables with the same counterparty, in the event of default by the counterparty.

The following tables summarize the gross and net derivative positions by instrument type. Instruments that are in a net asset position are included in the Derivative Assets columns and instruments that are in a net liability position are included in the Derivative Liabilities columns. The gross columns represent the fair value of the instrument leg that is in an asset or liability position that are then netted with the other leg of the instrument in the gross offset columns. The effects of the ISDA master netting agreements are applied on an aggregate basis to the total derivative asset and liability positions and are presented net of any cash collateral received on the Condensed Balance Sheets. The net derivative asset positions in the tables below have been further reduced by any securities received as collateral to disclose IBRD’s net exposure on its derivative asset positions.

IBRD Condensed Quarterly Financial Statements: September 30, 2022 (Unaudited)	43

Table F1: Derivative assets and liabilities before and after netting adjustments

In millions of U.S. dollars

	September 30, 2022
	Location on the Balance Sheet
	Derivative Assets			Derivative Liabilities
	Gross Amounts Recognized	Gross Amounts Offset	Net Amounts Presented	Gross Amounts Recognized	Gross Amounts Offset	Net Amounts Presented
Interest rate swaps	$22,381	$(14,314)	$8,067	$65,234	$(38,185)	$27,049
Currency swaps [a]	52,773	(46,835)	5,938	79,825	(62,611)	17,214
Other [b]	-	-	-	9	(8)	1

Total	$75,154	$(61,149)	$14,005	$145,068	$(100,804)	$44,264

Less:
Amounts subject to legally enforceable master netting agreements			13,441 [c]			13,972 [d]
Cash collateral received			223

Net derivative position on the Balance Sheet			$341			$30,292

Less:

Securities collateral received			233

Net derivative exposure after collateral			$108

a.  Includes currency forward contracts and structured swaps.

b.  These relate to swaptions, exchange-traded options and futures contracts.

c.  Includes $32 million Credit Valuation Adjustment (CVA).

d.  Includes $563 million Debit Valuation Adjustment (DVA).

Table F1.1
In millions of U.S. dollars
	June 30, 2022
	Location on the Balance Sheet
	Derivative Assets			Derivative Liabilities
	Gross Amounts Recognized	Gross Amounts Offset	Net Amounts Presented	Gross Amounts Recognized	Gross Amounts Offset	Net Amounts Presented
Interest rate swaps	$22,624	$(16,087)	$6,537	$51,028	$(31,334)	$19,694
Currency swaps [a]	46,314	(41,361)	4,953	79,504	(68,064)	11,440
Other [b]	3	(1)	2	-	-	-

Total	$68,941	$(57,449)	$11,492	$130,532	$(99,398)	$31,134

Less:
Amounts subject to legally enforceable master netting agreements			10,524 [c]			11,093 [d]
Cash collateral received			164

Net derivative position on the Balance Sheet			$804			$20,041

Less:
Securities collateral received			366

Net derivative exposure after collateral			$438

a. Includes currency forward contracts and structured swaps. b. These relate to swaptions, exchange-traded options and futures contracts. c. Includes $2 million CVA. d. Includes $571 million DVA.

44	IBRD Condensed Quarterly Financial Statements: September 30, 2022 (Unaudited)

The following tables provide information about the credit risk exposures of IBRD’s derivative instruments by portfolio, before the effects of master netting arrangements and collateral:

Table F2: Credit risk exposure of the derivative instruments a

In millions of U.S. dollars

	September 30, 2022
Portfolio	Interest rate swaps	Currency swaps (including currency forward contracts)	Total

Investments	$42	$1,566	$1,608
Loans	5,764	1,680	7,444
Client operations	290	942	1,232
Borrowings	1,567	1,750	3,317
Other asset/liability management derivatives	404	-	404

Total Exposure	$8,067	$5,938	$14,005

Table F2.1:

In millions of U.S. dollars

	June 30, 2022
Portfolio	Interest rate swaps	Currency swaps (including currency forward contracts)	Total

Investments	$19	$941	$960
Loans	4,155	1,374	5,529
Client operations	402	877	1,279
Borrowings	1,728	1,761	3,489
Other asset/liability management derivatives	233	-	233

Total Exposure	$6,537	$4,953	$11,490

a. Excludes exchange traded instruments as they are generally subject to daily margin requirements and are deemed to have no material credit risk.

The volume of derivative contracts is measured using the U.S. dollar equivalent notional balance. The notional balance represents the face value, or reference value, on which the calculations of payments on the derivative instruments are determined. As of September 30, 2022, the notional amounts of IBRD’s derivative contracts outstanding were as follows: interest rate contracts $448,384 million ($433,539 million—June 30, 2022), currency swaps $121,654 million ($117,856 million—June 30, 2022), long positions of other derivatives $192 million ($185 million—June 30, 2022), and short positions of other derivatives $154 million ($143 million—June 30, 2022).

IBRD is not required to post collateral under its derivative agreements as long as it maintains a triple-A credit rating. The aggregate fair value of all derivative instruments with credit risk related contingent features that were in a liability position as of September 30, 2022 was $30,408 million ($20,203 million—June 30, 2022). IBRD has not posted any collateral with these counterparties due to its triple-A credit rating.

If the credit risk related contingent features underlying these agreements were triggered to the extent that IBRD would be required to post collateral as of September 30, 2022, the amount of collateral that would need to be posted would be $25,627 million ($16,141 million—June 30, 2022). Subsequent triggers of contingent features would require posting of additional collateral, up to a maximum of $30,408 million ($20,203 million—June 30, 2022). In contrast, IBRD received collateral totaling $490 million as of September 30, 2022 ($591 million—June 30, 2022), in relation to swap transactions (see Note C—Investments).

IBRD Condensed Quarterly Financial Statements: September 30, 2022 (Unaudited)	45

The following table provides information on the unrealized mark-to-market gains and losses on the non-trading derivatives and their location on the Condensed Statements of Income:

Table F3: Unrealized mark-to-market losses on non-trading derivatives

In millions of U.S. dollars
		Three Months Ended September 30,
	Reported as:	2022	2021

Interest rate swaps		$(5,722)	$(359)
Currency swaps (including currency forward contracts and structured swaps)	Unrealized mark-to-market gains (losses) on non-trading portfolios, net	(1,440)	(839)

Total		$(7,162)	$(1,198)

All of the instruments in IBRD’s investment portfolio are held for trading purposes. Within the investment portfolio, IBRD holds highly rated fixed income securities, equity securities and derivatives. The trading portfolio is primarily held to ensure the availability of funds to meet future cash flow requirements and for liquidity management purposes.

The following table provides information on the amount of unrealized mark-to-market gains and losses on the net Investment–Trading portfolio and their location on the Condensed Statements of Income:

Table F4: Unrealized mark-to-market gains (losses) on net investment-trading portfolio

In millions of U.S. dollars
		Three Months Ended September 30,
	Reported as:	2022	2021

Type of instrument [a]
Fixed income	Unrealized mark-to-market gains (losses) on Investments-Trading portfolio, net	$6	$(5)
Equity [b]		(19)	15

Total		$(13)	$10

a.	Amounts associated with each type of instrument include gains and losses on both derivative and non-derivative instruments.
b.	Related to PEBP holdings.

NOTE G—RETAINED EARNINGS, ALLOCATIONS AND TRANSFERS

IBRD makes net income allocation decisions on the basis of reported net income, adjusted to exclude unrealized mark-to-market gains and losses on the non-trading portfolios, net; restricted income; Board of Governors-approved and other transfers; non-functional currency translation adjustments; and the allocation to the pension reserve.

On August 4, 2022, IBRD’s Executive Directors approved the following adjustments and allocations relating to the net income earned in the fiscal year ended June 30, 2022: an increase in the General Reserve of $589 million and an increase in the Pension Reserve by $46 million.

On August 2, 2022, IBRD’s Board of Governors approved a transfer of $80 million from Surplus to the Trust fund for Gaza and the West Bank. The transfer was made on August 17, 2022.

Subsequent event:

On October 14, 2022, IBRD’s Board of Governors approved a transfer of $117 million to the International Development Association (IDA) and a transfer of $100 million to Surplus out of the net income earned in the fiscal year ended June 30, 2022. The transfer to IDA was made on October 20, 2022.

46	IBRD Condensed Quarterly Financial Statements: September 30, 2022 (Unaudited)

Retained earnings is comprised of the following components:

Table G1: Retained earnings composition

In millions of U.S. dollars
	September 30, 2022	June 30, 2022
Special reserve	$293	$293
General reserve	32,053	31,464
Pension reserve	739	693
Surplus	20	100
Cumulative fair value adjustments [a]	1,271	(2,085)
Unallocated net income	478	4,343
Restricted retained earnings	20	42
Other reserves [b]	304	147

Total	$35,178	$34,997

a.  Unrealized mark-to-market gains (losses), net related to non-trading portfolios reported at fair value.

b.  Comprised of non-functional currency translation gains/losses, the unutilized portion of the cumulative transfers to the GPG Fund and revenue from prior years which is set aside for a dedicated purpose.

NOTE H—PENSION AND OTHER POSTRETIREMENT BENEFITS

IBRD, IFC and MIGA participate in the defined benefit Staff Retirement Plan (SRP), a Retired Staff Benefits Plan (RSBP) and the PEBP (collectively “the Plans”) that cover substantially all of their staff members.

All costs, assets and liabilities associated with these Plans are allocated between IBRD, IFC and MIGA based upon their employees’ respective participation in the Plans. Costs allocated to IBRD are then shared between IBRD and IDA based on an agreed cost-sharing methodology.

The following table summarizes the benefit costs associated with the Plans for IBRD and IDA:

Table H1: Pension Plan benefit costs

In millions of U.S. dollars
	Three Months Ended				Three Months Ended
	September 30, 2022				September 30, 2021

	SRP	RSBP	PEBP	Total	SRP	RSBP	PEBP	Total

Service cost	$128	$35	$23	$186	$166	$45	$28	$239
Interest cost	236	40	23	299	165	30	16	211
Expected return on plan assets	(347)	(59)	-	(406)	(322)	(56)	-	(378)
Amortization of unrecognized prior service costs [a]	1	3	1	5	1	4	1	6
Amortization of unrecognized net actuarial (gains) losses [a]	-	(7)	-	(7)	-	-	13	13

Net periodic pension cost	$18	$12	$47	$77	$10	$23	$58	$91

Of which:
IBRD’s share	$8	$6	$22	$36	$4	$11	$28	$43
IDA’s share	10	6	25	41	6	12	30	48

a. Included in amounts reclassified into net income in Note J—Accumulated Other Comprehensive Loss.

The components of net periodic pension cost, other than the service cost, are included in the Non-interest expenses — Other, net in the Condensed Statements of Income. The service cost component is included in the Non-interest expenses—Administrative in the Condensed Statements of Income.

The following table provides the amounts of IBRD’s pension service cost:

Table H2: Pension service cost

In millions of U.S. dollars
	Three Months Ended September 30, 2022				Three Months Ended September 30, 2021
	SRP	RSBP	PEBP	Total	SRP	RSBP	PEBP	Total

Service cost	$128	$35	$23	$186	$166	$45	$28	$239
Of which:
IBRD’s share	$60	$16	$11	$87	$79	$21	$14	$114
IDA’s share	68	19	12	99	87	24	14	125

IBRD Condensed Quarterly Financial Statements: September 30, 2022 (Unaudited)	47

NOTE I—TRANSACTIONS WITH AFFILIATED ORGANIZATIONS

IBRD transacts with affiliated organizations by providing loans, administrative and derivative intermediation services, and through its pension and other postretirement benefit plans.

In addition, IBRD provides transfers to IDA out of its net income, upon approval by the Board of Governors (see Note G—Retained Earnings, Allocations and Transfers).

IBRD had the following receivables from (payables to) its affiliated organizations:

Table I1: IBRD’s receivables and payables with affiliated organizations

In millions of U.S. dollars
	September 30, 2022				June 30, 2022
	IDA	IFC	MIGA	Total	IDA	IFC	MIGA	Total
Administrative services, net	$510	$31	$9	$550	$578	$37	$14	$629
Payable for PCRF investments	(438)	(288)	-	(726)	(404)	(260)	-	(664)
Derivative assets (liabilities), net [a]	7	-	-	7	8	-	-	8
Pension and other postretirement benefits	(579)	(621)	(24)	(1,224)	(602)	(640)	(25)	(1,267)

Total	$(500)	$(878)	$(15)	$(1,393)	$(420)	$(863)	$(11)	$(1,294)

a. Presented on a net basis by instrument. For details on derivative transactions relating to swap intermediation services provided by IBRD to IDA see Note F—Derivative Instruments.

The receivables from (payables to) these affiliated organizations are reported on the Condensed Balance Sheets as follows:

Receivables / Payables related to:	Reported as:

Administrative services	Other assets

PCRF investments	Other liabilities

Derivative transactions	Derivative assets/liabilities – net

Pension and other postretirement benefits	Other liabilities

Derivative Transactions

These relate to currency forward contracts entered into by IDA with IBRD acting as the intermediary with the market.

Loans and Other Exposures

IBRD has a Local Currency Loan Facility Agreement with IFC, which is capped at $300 million. As of September 30, 2022 and June 30, 2022, there were no loans outstanding under this facility.

During the fiscal year ended June 30, 2014, IBRD entered into an exposure exchange agreement with MIGA under which IBRD and MIGA exchanged selected exposures, with each divesting exposure in countries where their lending capacities are limited, in return for exposure in countries where they have excess lending capacity. Under the agreement, IBRD and MIGA have each exchanged $120 million of notional exposure as follows: MIGA assumes IBRD’s loan principal and interest exposure in exchange for IBRD’s assumption of principal and interest exposure of MIGA under its Non-Honoring of Sovereign Financial Obligation agreement. As of September 30, 2022, assets related to IBRD’s right to be indemnified under this agreement amounted to $1 million ($1 million—June 30, 2022), while liabilities related to IBRD’s obligation under this agreement amounted to $1 million ($1 million—June 30, 2022). These include an accumulated provision for guarantee losses of less than $1 million as of September 30, 2022 (less than $1 million—June 30, 2022).

Administrative Services

Expenses jointly incurred by IBRD and IDA are allocated based on an agreed cost-sharing methodology, and amounts are settled quarterly. For the three months ended September 30, 2022, IBRD’s administrative expenses exclude the share of expenses allocated to IDA of $421 million ($392 million—three months ended September 30, 2021).

48	IBRD Condensed Quarterly Financial Statements: September 30, 2022 (Unaudited)

Revenue

Revenue jointly earned by IBRD and IDA is allocated based on an agreed revenue-sharing methodology and amounts are settled quarterly. For the three months ended September 30, 2022, IBRD’s other revenue excludes revenue allocated to IDA of $56 million ($47 million—three months ended September 30, 2021), and is included in Revenue from externally funded activities in the Condensed Statements of Income.

This revenue also includes revenue from contracts with clients, that are not affiliated with IBRD and are as follows:

Table I2: Revenue from contracts with clients

In millions of U.S. dollars

	Three Months Ended September 30,
	2022	2021
Trust fund fees	$22	$10
Reimbursable advisory services	13	13
Asset management services	8	8

	$43	$31

Of which:
IBRD’s share	$23	$17
IDA’s share	20	14

Each revenue stream represents compensation for services provided and the related revenue is recognized over time.

When IBRD performs services, its rights to consideration are deemed unconditional and are classified as receivables. IBRD also has an obligation to provide certain services for which it has received consideration in advance. Such considerations are presented as contract liabilities and are subsequently recognized as revenue when the related performance obligation is satisfied.

The following table shows IBRD’s receivables and contract liabilities related to revenue from contracts with clients:

Table I3: Receivables and contract liabilities related to revenue from contracts with clients

In millions of U.S. dollars

	September 30, 2022	June 30, 2022
Receivables	$92	$103
Contract liabilities	177	179

The amount of fee revenue associated with services provided to affiliated organizations that is included in Revenue from externally funded activities in the Condensed Statements of Income, is as follows:

Table I4: Fee revenue from affiliated organizations

In millions of U.S. dollars

	Three Months Ended September 30,
	2022	2021
Fees charged to IFC	$23	$20
Fees charged to MIGA	1	1

Pension and Other Postretirement Benefits

The payable to IDA represents IDA’s net share of prepaid costs for pension and other postretirement benefit plans and PEBP assets. These will be realized over the life of the plan participants.

The payables to IFC and MIGA represent their respective share of PEBP assets. The PEBP assets are managed by IBRD and are part of the investment portfolio.

For Pension and Other Postretirement Benefits related disclosure see Note H—Pension and Other Postretirement Benefits.

Investments

These relate to investments that IBRD has made on behalf of IFC, associated with the PCRF and are included in Investments-Trading on IBRD’s Condensed Balance Sheets. The corresponding payable to IFC is included in Other liabilities on IBRD’s Condensed Balance Sheets. As a result, there is no impact on IBRD’s net asset value from these transactions.

IBRD Condensed Quarterly Financial Statements: September 30, 2022 (Unaudited)	49

NOTE J—ACCUMULATED OTHER COMPREHENSIVE INCOME

Comprehensive income or loss consists of net income and other gains and losses affecting equity that, under U.S. GAAP, are excluded from net income. Other comprehensive income (loss) comprises currency translation adjustments on assets and liabilities denominated in euro, DVA on Fair Value Option elected liabilities, and pension related items. These items are presented in the Condensed Statements of Comprehensive Income.

The following tables present the changes in Accumulated Other Comprehensive Income (AOCI) and Accumulated Other Comprehensive Loss (AOCL):

Table J1: AOCI/AOCL changes

In millions of U.S. dollars
	Three Months Ended September 30, 2022
	Balance, beginning of the fiscal year	Changes in AOCI	Amounts reclassified into net income	Net Changes during the period	Balance, end of the period
Cumulative Translation Adjustments on functional currency	$(790)	$(605)	$-	$(605)	$(1,395)

DVA on Fair Value Option elected liabilities	364	288	1	289	653

Unrecognized Net Actuarial Gains (Losses) on Benefit Plans	1,387	-	(7)	(7)	1,380

Unrecognized Prior Service (Costs) Credits on Benefit Plans	(43)	-	5	5	(38)

Total Accumulated Other Comprehensive Income	$918	$(317)	$(1)	$(318)	$600

Table J1.1:
In millions of U.S. dollars
	Three Months Ended September 30, 2021
	Balance, beginning of the fiscal year	Changes in AOCL	Amounts reclassified into net income	Net Changes during the period	Balance, end of the period
Cumulative Translation Adjustments on functional currency	$359	$(214)	$-	$(214)	$145

DVA on Fair Value Option elected liabilities	(218)	(382)	13	(369)	(587)

Unrecognized Net Actuarial (Losses) Gains on Benefit Plans	(1,640)	-	13	13	(1,627)

Unrecognized Prior Service (Costs) Credits on Benefit Plans	(66)	-	6	6	(60)

Total Accumulated Other Comprehensive Loss	$(1,565)	$(596)	$32	$(564)	$(2,129)

50	IBRD Condensed Quarterly Financial Statements: September 30, 2022 (Unaudited)

NOTE K—FAIR VALUE DISCLOSURES

Valuation Methods and Assumptions

As of September 30, 2022 and June 30, 2022, IBRD had no assets or liabilities measured at fair value on a non-recurring basis.

Due from Banks

The carrying amount of unrestricted and restricted cash is considered a reasonable estimate of the fair value of these positions.

Loans and Loan commitments

There were no loans carried at fair value as of September 30, 2022 and June 30, 2022. IBRD’s loans and loan commitments would be classified as Level 3 within the fair value hierarchy.

Summarized below are the techniques applied in determining the fair values of IBRD’s financial instruments.

Investment securities

Investment securities are classified based on management’s intention on the date of purchase, their nature, and IBRD’s policies governing the level and use of such investments. As of September 30, 2022, all of the financial instruments in IBRD’s investment portfolio were classified as trading. These securities are carried and reported at fair value, or at face value or NAV, which approximates fair value. Where available, quoted market prices are used to determine the fair value of trading securities. Examples include most government and agency securities, mutual funds, exchange-traded equity securities and ABS securities.

For instruments for which market quotations are not available, fair values are determined using model-based valuation techniques, whether internally generated or vendor-supplied, that include the standard discounted cash flow method using observable market inputs such as yield curves, credit spreads, and conditional prepayment rates. Where applicable, unobservable inputs such as conditional prepayment rates, probability of default and loss severity are used. Unless quoted prices are available, time deposits are reported at face value, which approximates fair value, as they are short term in nature.

Securities purchased under resale agreements, Securities sold under repurchase agreements, and Securities lent under securities lending agreements

These securities are of a short-term nature and reported at face value, which approximates fair value.

Discount notes and vanilla bonds

Discount notes and vanilla bonds issued by IBRD are valued using the standard discounted cash flow method which relies on observable market inputs such as yield curves, foreign exchange rates, basis spreads and funding spreads. Where available, quoted market prices are used to determine the fair value of short-term notes.

Structured bonds

Structured bonds issued by IBRD have coupon or repayment terms linked to the level or the performance of interest rates, foreign exchange rates, equity indices, catastrophic events or commodities. The fair value of the structured bonds is generally derived using the discounted cash flow method based on estimated future pay-offs determined by applicable models and computation of embedded optionality such as caps, floors and calls. A wide range of industry standard models such as one factor Hull-White, LIBOR Market Model and Black-Scholes are used depending on the specific structure. These models incorporate observable market inputs, such as yield curves, foreign exchange rates, basis spreads, funding spreads, interest rate volatilities, equity index volatilities and equity indices. Where applicable, the models also incorporate significant unobservable inputs such as correlations and long-dated interest rate volatilities. Generally, the movements in correlations are considered to be independent of movements in long-dated interest rate volatilities.

IBRD Condensed Quarterly Financial Statements: September 30, 2022 (Unaudited)	51

Derivative instruments

Derivative contracts include currency forward contracts, TBA securities, swaptions, exchange traded options and futures contracts, currency swaps and interest rate swaps. Currency swaps and interest rate swaps are either plain vanilla or structured. Currency forward contracts and plain vanilla currency and interest rate swaps are valued using the standard discounted cash flow methods using observable market inputs such as yield curves, foreign exchange rates, basis spreads and funding spreads. For structured currency and interest rate swaps, which primarily consist of callable swaps linked to interest rates, foreign exchange rates, and equity indices, valuation models and inputs similar to the ones applicable to structured bonds valuation are used. Where applicable, the models also incorporate significant unobservable inputs such as correlations and long-dated interest rate volatilities.

Valuation adjustments on fair value option elected liabilities

The DVA on fair value option elected liabilities is measured by revaluing each liability to determine the changes in fair value of that liability arising from changes in IBRD’s funding spread applicable to the relevant reference rate.

The table below presents IBRD’s estimates of fair value of its financial assets and liabilities along with their respective carrying amounts:

Table K1: Fair value and carrying amount of financial assets and liabilities

In millions of U.S. dollars

	September 30, 2022		June 30, 2022
	Carrying Value	Fair Value	Carrying Value	Fair Value
Assets
Due from banks	$479	$479	$479	$479
Investments-Trading (including Securities purchased under resale agreements)	84,902	84,902	81,820	81,820
Net loans outstanding	226,831	223,291	227,092	225,046
Derivative assets, net	341	341	804	804
Miscellaneous assets	53	53	55	55

Liabilities
Borrowings	226,477	226,477	235,173	235,173
Securities sold/lent under repurchase agreements/securities lending agreements and payable for cash collateral received	323	323	37	37
Derivative liabilities, net	30,292	30,292	20,041	20,041

As of September 30, 2022, IBRD’s signed loan commitments were $57 billion ($57 billion—June 30, 2022) and had a fair value of $0.7 billion ($0.6 billion—June 30, 2022).

52	IBRD Condensed Quarterly Financial Statements: September 30, 2022 (Unaudited)

The following tables present IBRD’s fair value hierarchy for assets and liabilities measured at fair value on a recurring basis. The fair value of alternative investments measured using the NAV as a practical expedient are included in the table below but excluded from the fair value hierarchy.

Table K2: Fair value hierarchy of IBRD’s assets and liabilities

In millions of U.S. dollars
	Fair Value Measurements on a Recurring Basis
	September 30, 2022
	Level 1	Level 2	Level 3	Total
Assets:
Investments-Trading
Government and agency obligations	$20,735	$18,077	$-	$38,812
Time deposits	3,241	39,477	-	42,718
ABS	-	1,288	-	1,288
Alternative investments [a]	-	-	-	1,694
Equity securities	266	-	-	266

Total Investments-Trading	$24,242	$58,842	$-	$84,778
Securities purchased under resale agreements	64	60	-	124
Derivative assets
Currency swaps [b]	$-	$5,903	$35	$5,938
Interest rate swaps	-	8,055	12	8,067

	$-	$13,958	$47	$14,005
Less:
Amounts subject to legally enforceable master netting agreements [e]				13,441
Cash collateral received				223

Derivative assets, net				$341
Miscellaneous assets	$-	$53	$-	$53

Liabilities:
Borrowings	$-	$222,889	$3,588	$226,477
Securities sold under repurchase agreements and securities lent under securities lending agreements [d]	-	323	-	323
Derivative liabilities
Currency swaps [b]	-	16,318	$896	17,214
Interest rate swaps	-	26,746	303	27,049
Other [c]	1	-	-	1

	$1	$43,064	$1,199	$44,264
Less:
Amounts subject to legally enforceable master netting agreements [f]				13,972

Derivative liabilities, net				$30,292

a.	Investments at NAV related to PEBP holdings, not included in the fair value hierarchy.
b.	Includes currency forward contracts and structured swaps.
c.	These relate to swaptions, exchange traded options and futures contracts and TBA securities.
d.	Excludes $223 million relating to payable for cash collateral received.
e.	Includes $32 million CVA.
f.	Includes $563 million DVA.

IBRD Condensed Quarterly Financial Statements: September 30, 2022 (Unaudited)	53

Table K2.1:

In millions of U.S. dollars
	Fair Value Measurements on a Recurring Basis
	June 30, 2022
	Level 1	Level 2	Level 3	Total
Assets:
Investments – Trading
Government and agency obligations	$14,140	$24,587	$-	$38,727
Time deposits	1,502	37,952	-	39,454
ABS	-	1,603	-	1,603
Alternative investments [a]	-	-	-	1,704
Equity securities	295	-	-	295

Total Investments – Trading	$15,937	$64,142	$-	$81,783
Securities purchased under resale agreements	37	-	-	37
Derivative assets
Currency swaps [b]	$-	$4,870	$83	$4,953
Interest rate swaps	-	6,500	37	6,537
Other [c]	2	-	-	2

	$2	$11,370	$120	$11,492
Less:
Amounts subject to legally enforceable master netting agreements [e]				10,524
Cash collateral received				164

Derivative asset, net				$804
Miscellaneous assets	$-	$55	$-	$55

Liabilities:
Borrowings	$-	$231,241	$3,932	$235,173
Securities sold under repurchase agreements and securities lent under securities lending agreements [d]	-	37	-	37
Derivative liabilities
Currency swaps [b]	-	10,978	462	11,440
Interest rate swaps	-	19,492	202	19,694

	$-	$30,470	$664	$31,134
Less:
Amounts subject to legally enforceable master netting agreements [f]				11,093

Derivative liabilities, net				$20,041

a.	Investments at NAV related to PEBP holdings, not included in the fair value hierarchy.
b.	Includes currency forward contracts and structured swaps.
c.	These relate to swaptions, exchange traded options and futures contracts and TBA securities.
d.	Excludes $164 million relating to payable for cash collateral received.
e.	Includes $2 million CVA.
f.	Includes $571 million DVA.

IBRD’s Level 3 borrowings primarily relate to structured bonds. The fair value of these bonds is estimated using discounted cash flow valuation models that incorporate model parameters, observable market inputs, and unobservable inputs. The significant unobservable inputs used in the fair value measurement of structured bonds and swaps are correlations and long-dated market interest rate volatilities. Generally, the movements in correlations are considered to be independent of the movements in long-dated interest rate volatilities.

Correlation is the statistical measurement of the relationship between two variables. For contracts where the holder benefits from the convergence of the underlying index prices (e.g., market interest rates and foreign exchange rates), an increase in correlation would generally result in an increase in the fair value of the instrument. The magnitude and direction of the fair value adjustment would depend on whether the holder is short or long the option.

Interest rate volatility is the extent to which the level of interest rates changes over time. For purchased options, an increase in volatility will generally result in an increase in the fair value. In general, the volatility used to price the option depends on the maturity of the underlying instrument and the option strike price. During the three months ended September 30, 2022, and the fiscal year ended June 30, 2022, the interest rate volatilities for certain currencies were extrapolated for certain tenors and, thus, are considered an unobservable input.

In certain instances, particularly for instruments with coupon or repayment terms linked to catastrophic events, management relies on instrument valuations supplied by external pricing vendors.

54	IBRD Condensed Quarterly Financial Statements: September 30, 2022 (Unaudited)

The following table provides a summary of the valuation technique applied in determining fair values of these Level 3 instruments and quantitative information regarding the significant unobservable inputs used. Level 3 instruments represent 2% of IBRD’s borrowings.

Table K3: Level 3 Borrowings and derivatives valuation technique and quantitative information regarding the significant unobservable inputs:

In millions of U.S. dollars
Portfolio	Fair Value as of September 30, 2022	Fair Value as of June 30, 2022	Valuation Technique	Unobservable input	Range (average), September 30, 2022	Range (average), June 30, 2022
Borrowings	$3,588	$3,932	Discounted Cash Flow	Correlations	-23% to 99% (11%)	-18% to 99% (12%)
				Interest rate volatilities	82% to 151% (123%)	61% to 77% (68%)
Derivative assets/(liabilities)	$(1,152)	$(544)	Discounted Cash Flow	Correlations	-23% to 99% (11%)	-18% to 99% (12%)
				Interest rate volatilities	82% to 151% (123%)	61% to 77% (68%)

The table below provides the details of transfers between Level 2 and Level 3 that are due to changes in observable inputs.

Table K4: Borrowings and derivatives inter level transfers

In millions of U.S. dollars
	Three Months Ended September 30, 2022		Three Months Ended September 30, 2021
	Level 2	Level 3	Level 2	Level 3
Borrowings
Transfer into (out of)	$-	$-	$-	$-
Transfer (out of) into	(118)	118	-	-

	(118)	118	-	-

Derivative assets, net
Transfer into (out of)	$-	$-	$-	$-
Transfer (out of) into	-	-	-	-

	-	-	-	-

Derivative liabilities, net
Transfer (into) out of	$-	$-	$-	$-
Transfer out of (into)	324	(324)	-	-

	324	(324)	-	-

Total Derivative Transfers, net	$324	$(324)	$-	$-

The following tables provide a summary of changes in the fair value of IBRD’s Level 3 borrowings and derivatives:

Table K5: Borrowings Level 3 changes

In millions of U.S. dollars
	Three Months Ended September 30,
	2022	2021
Beginning of the fiscal year	$3,932	$4,594
Issuances	-	185
Settlements	(171)	(33)
Total realized/unrealized mark-to-market losses (gains) in:
Net income	(155)	(76)
Other comprehensive income (loss)	(136)	(46)
Transfers to (from) Level 3, net	118	-

End of the period	$3,588	$4,624

IBRD Condensed Quarterly Financial Statements: September 30, 2022 (Unaudited)	55

Table K6: Derivatives Level 3 changes
In millions of U.S. dollars
	Three Months Ended September 30, 2022			Three Months Ended September 30, 2021
	Derivatives, Assets/(Liabilities)			Derivatives, Assets/(Liabilities)
	Currency Swaps	Interest Rate Swaps	Total	Currency Swaps	Interest Rate Swaps	Total
Beginning of the fiscal year	$(379)	$(165)	$(544)	$154	$179	$333
Issuances	-	-	-	-	(15)	(15)
Settlements	(15)	-	(15)	8	(1)	7
Total realized/unrealized mark-to-market gains in:
Net income	(52)	(130)	(182)	(72)	(6)	(78)
Other comprehensive income (loss)	(91)	4	(87)	(42)	(1)	(43)
Transfers to Level 3, net	(324)	-	(324)	-	-	-

End of the period	$(861)	$(291)	$(1,152)	$48	$156	$204

Information on the unrealized gains or losses included in the Condensed Statements of Income and Condensed Statements of Comprehensive Income relating to IBRD’s Level 3 borrowings and derivatives that are still held at the reporting dates, is presented in the following table:

Table K7: Unrealized gains or losses relating to IBRD’s Level 3 borrowings and derivatives

In millions of U.S. dollars
	Three Months Ended September 30,
	2022	2021
Reported as:
Borrowings
Net (loss) income [a]	$111	$(34)
Other Comprehensive Income [b]	123	46
Derivatives
Net (loss) income [a]	$(112)	$42
Other Comprehensive Income [c]	(74)	(43)

a.	Amounts are included in Unrealized mark-to-market gains (losses) on non-trading portfolios, net in the Condensed Statements of Income.
b.	Amounts are included in Currency translation adjustment on functional currency and Net Change in DVA on fair value option elected liabilities, in the Condensed Statements of Comprehensive Income.
c.	Amounts are included in Currency translation adjustment on functional currency, in the Condensed Statements of Comprehensive Income.

Table K8: Borrowings fair value and contractual principal balance

In millions of U.S. dollars
	Fair Value	Principal Amount Due Upon Maturity	Difference
September 30, 2022	$226,477	$254,994	$(28,517)
June 30, 2022	$235,173	$256,753	$(21,580)

The following table provides information on the changes in fair value due to the change in IBRD’s own credit risk for financial liabilities measured under the fair value option, included in the Condensed Statements of Other Comprehensive Income:

Table K9: Changes in fair value due to IBRD’s own credit risk

In millions of U.S. dollars
Unrealized mark-to-market (losses) gains due to DVA on fair value option elected liabilities	Three Months Ended September 30,
	2022	2021
DVA on Fair Value Option Elected Liabilities	$288	$(382)
Amounts reclassified to net income upon derecognition of a liability	1	13

Net change in DVA on Fair Value Option Elected Liabilities	$289	$(369)

56	IBRD Condensed Quarterly Financial Statements: September 30, 2022 (Unaudited)

The following table provides information on the cumulative changes in fair value due to the change in IBRD’s own-credit risk for financial liabilities measured under the fair value option, as well as where those amounts are included in the Condensed Balance Sheets:

Table K10: Cumulative changes in fair value due to the change in IBRD’s own-credit risk

In millions of U.S. dollars
DVA on fair value option elected liabilities	September 30, 2022	June 30, 2022
Reported as:
Accumulated other comprehensive income	$653	$364

Table K11: Unrealized mark-to-market gains or losses on investments-trading, and non-trading portfolios, net

In millions of U.S. dollars
	Three Months Ended September 30, 2022			Three Months Ended September 30, 2021
	Realized gains (losses)	Unrealized gains (losses) excluding realized amounts [a]	Unrealized gains (losses)	Realized gains (losses)	Unrealized gains (losses) excluding realized amounts [a]	Unrealized gains (losses)
Investments-Trading	$502	$(515)	$(13)	$201	$(191)	$10

Non-trading portfolios, net
Loan-related derivatives—Note F	-	1,978	1,978	2	407	409
Other assets/liabilities management derivatives, net	-	(1,729)	(1,729)	-	(262)	(262)
Borrowings, including derivatives —Notes E and F	-	(137)	(137)[b]	-	211	211 [b]
Client operations derivatives	-	1	1	-	(2)	(2)
Others, net	-	(1)	(1)	-	-	-

Total	$-	$112	$112	$2	$354	$356

a.	Adjusted to exclude amounts reclassified to realized gains (losses).
b.

Includes $7,412 million of unrealized mark-to-market losses related to derivatives associated with borrowings (unrealized mark-to-market losses of $1,343 million —three months ended September 30, 2021).

NOTE L—CONTINGENCIES

From time to time, IBRD may be named as a defendant or co-defendant in legal actions on different grounds in various jurisdictions. The outcome of any existing legal action, in which IBRD has been named as a defendant or codefendant, as of and for the three months ended September 30, 2022, is not expected to have a material adverse effect on IBRD’s financial position, results of operations or cash flows.

IBRD Condensed Quarterly Financial Statements: September 30, 2022 (Unaudited)	57

INDEPENDENT AUDITOR’S REVIEW REPORT

Deloitte & Touche LLP 7900 Tysons One Place Suite 800 McLean, VA 22102 USA Tel.: +1 703 251 1000 Fax: +1 703 251 3400 www.deloitte.com

INDEPENDENT AUDITOR’S REVIEW REPORT

President and Board of Executive Directors

International Bank for Reconstruction and Development:

Results of Review of Interim Financial Information

We have reviewed the accompanying condensed balance sheet of the International Bank for Reconstruction and Development (“IBRD”) as of September 30, 2022, and the related condensed statements of income, comprehensive income, changes in retained earnings, and cash flows for the three- month periods ended September 30, 2022 and 2021, and the related notes (collectively referred to as the “interim financial information”).

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying interim financial information for it to be in accordance with accounting principles generally accepted in the United States of America.

Basis for Review Results

We conducted our reviews in accordance with auditing standards generally accepted in the United States of America (GAAS) applicable to reviews of interim financial information. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. A review of interim financial information is substantially less in scope than an audit conducted in accordance with GAAS, the objective of which is an expression of an opinion regarding the financial information as a whole, and accordingly, we do not express such an opinion. We are required to be independent of IBRD and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our review. We believe that the results of the review procedures provide a reasonable basis for our conclusion.

Responsibilities of Management for the Interim Financial Information

Management is responsible for the preparation and fair presentation of the interim financial information in accordance with accounting principles generally accepted in the United States of America and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of interim financial information that is free from material misstatement, whether due to fraud or error.

Report on Condensed Balance Sheet as of June 30, 2022

We have previously audited, in accordance with auditing standards generally accepted in the United States of America, the balance sheet as of June 30, 2022, and the related statements of income, comprehensive income, changes in retained earnings, and cash flows for the year then ended (not presented herein); and we expressed an unmodified audit opinion on those audited financial statements in our report dated

58

August 5, 2022. In our opinion, the accompanying condensed balance sheet of IBRD as of June 30, 2022, is consistent, in all material respects, with the audited financial statements from which it has been derived.

November 11, 2022

IBRD Condensed Quarterly Financial Statements: September 30, 2022 (Unaudited)	59

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Medium & Long Term
July 01 2022 through September 30 2022

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

New Borrowings

Australian Dollars

	BOND/SELL AUD/IBRD/Japanese Retail (Uridashi)/0925AUD03.32	528102	AUD	20,423,000.00	13,740,594.40	15-Sep-22	29-Sep-22	29-Sep-25

	BOND/SELL AUD/IBRD/PV MTN Core (Non-Retail)/0430AUD03.28	503391	AUD	75,000,000.00	52,770,000.00	15-Aug-22	22-Aug-22	26-Apr-30

	BOND/SELL AUD/IBRD/PV MTN Core (Non-Retail)/0727AUD03.85	473540	AUD	50,000,000.00	34,195,000.00	7-Jul-22	14-Jul-22	14-Jul-27

	BOND/SELL AUD/IBRD/PV MTN Core (Non-Retail)/0932AUD04.229	524548	AUD	315,000,000.00	212,404,500.00	8-Sep-22	27-Sep-22	27-Sep-32

Sub-total New Borrowings				460,423,000.00	313,110,094.40

Brazilian Real

	BOND/SELL BRL/IBRD/PV MTN Non-Core (Non-Retail)/0128BRL05.75	486756	BRL	100,000,000.00	18,469,949.39	20-Jul-22	27-Jul-22	14-Jan-28

Sub-total New Borrowings				100,000,000.00	18,469,949.39

Chinese Yuan

	BOND/SELL CNY/IBRD/PV MTN Non-Core (Non-Retail)/0129CNH02.25	514348	CNY	225,000,000.00	32,839,763.85	25-Aug-22	2-Sep-22	19-Jan-29

	BOND/SELL CNY/IBRD/PV MTN Non-Core (Non-Retail)/0825CNH02.80	496407	CNY	330,000,000.00	48,880,561.09	5-Aug-22	12-Aug-22	12-Aug-25

	BOND/SELL CNY/IBRD/PV MTN Non-Core (Non-Retail)/0925CNH02.75	514972	CNY	300,000,000.00	43,721,262.38	26-Aug-22	13-Sep-22	13-Sep-25

Sub-total New Borrowings				855,000,000.00	125,441,587.31

Colombian Pesos

	BOND/SELL COP/IBRD/PV MTN Non-Core (Non-Retail)/0226COP03.375	492382	COP	65,000,000,000.00	14,870,738.96	29-Jul-22	5-Aug-22	17-Feb-26

Sub-total New Borrowings				65,000,000,000.00	14,870,738.96

Euro

	BOND/SELL EUR/IBRD/Callable MTN Core (Non-Retail)/0926EURSTR	514983	EUR	45,000,000.00	45,072,000.00	26-Aug-22	8-Sep-22	8-Sep-26

	BOND/SELL EUR/IBRD/Callable MTN Core (Non-Retail)/0926EURSTR01	523411	EUR	60,000,000.00	59,382,000.00	7-Sep-22	21-Sep-22	21-Sep-26

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

	BOND/SELL EUR/IBRD/Callable MTN Core (Non-Retail)/0927EURSTR	527426	EUR	50,000,000.00	50,040,000.00	14-Sep-22	26-Sep-22	26-Sep-27

	BOND/SELL EUR/IBRD/Callable MTN Core (Non-Retail)/0927EURSTR02	528812	EUR	50,000,000.00	49,925,000.00	16-Sep-22	27-Sep-22	27-Sep-27

	BOND/SELL EUR/IBRD/Callable MTN Core (Non-Retail)/0927EURSTR03	528814	EUR	50,000,000.00	49,925,000.00	16-Sep-22	27-Sep-22	27-Sep-27

	BOND/SELL EUR/IBRD/Callable MTN Core (Non-Retail)/0937EURSTR	527429	EUR	41,000,000.00	41,032,800.00	14-Sep-22	28-Sep-22	28-Sep-37

	BOND/SELL EUR/IBRD/Callable MTN Core (Non-Retail)/0937EURSTR01	528098	EUR	75,000,000.00	74,850,000.00	15-Sep-22	28-Sep-22	28-Sep-37

	BOND/SELL EUR/IBRD/Callable MTN Core (Non-Retail)/1027EURSTR	537037	EUR	5,000,000.00	4,876,000.00	23-Sep-22	7-Oct-22	7-Oct-27

	BOND/SELL EUR/IBRD/Callable MTN Core (Non-Retail)/1027EURSTR01	554742	EUR	10,000,000.00	9,628,000.00	27-Sep-22	13-Oct-22	13-Oct-27

	BOND/SELL EUR/IBRD/Callable MTN Core (Non-Retail)/1027EURSTR02	557012	EUR	50,000,000.00	48,572,500.00	29-Sep-22	13-Oct-22	13-Oct-27

	BOND/SELL EUR/IBRD/Callable MTN Core (Non-Retail)/1032EURSTR01	537039	EUR	25,000,000.00	24,380,000.00	23-Sep-22	6-Oct-22	6-Oct-32

	BOND/SELL EUR/IBRD/Callable MTN Core (Non-Retail)/1037EURSTR	536299	EUR	20,000,000.00	19,753,000.00	22-Sep-22	6-Oct-22	6-Oct-37

	BOND/SELL EUR/IBRD/Callable MTN Core (Non-Retail)/1037EURSTR01	553834	EUR	15,000,000.00	14,461,500.00	26-Sep-22	7-Oct-22	7-Oct-37

	BOND/SELL EUR/IBRD/Callable MTN Core (Non-Retail)/1037EURSTR02	554724	EUR	15,000,000.00	14,442,000.00	27-Sep-22	12-Oct-22	12-Oct-37

	BOND/SELL EUR/IBRD/Callable MTN Core (Non-Retail)/1037EURSTR03	556264	EUR	10,000,000.00	9,574,000.00	28-Sep-22	5-Oct-22	5-Oct-37

Sub-total New Borrowings				521,000,000.00	515,913,800.00

Hong Kong Dollars

	BOND/SELL HKD/IBRD/PV MTN Non-Core (Non-Retail)/0324HKD03.17	525298	HKD	500,000,000.00	63,703,599.89	9-Sep-22	19-Sep-22	19-Mar-24

	BOND/SELL HKD/IBRD/PV MTN Non-Core (Non-Retail)/0324HKD03.17A	525302	HKD	500,000,000.00	63,703,599.89	9-Sep-22	21-Sep-22	21-Mar-24

	BOND/SELL HKD/IBRD/PV MTN Non-Core (Non-Retail)/0324HKD03.20	525299	HKD	500,000,000.00	63,703,599.89	9-Sep-22	19-Sep-22	19-Mar-24

	BOND/SELL HKD/IBRD/PV MTN Non-Core (Non-Retail)/0324HKD03.44	527418	HKD	500,000,000.00	63,708,875.92	14-Sep-22	22-Sep-22	22-Mar-24

	BOND/SELL HKD/IBRD/PV MTN Non-Core (Non-Retail)/0424HKD03.49	528809	HKD	200,000,000.00	25,479,654.50	16-Sep-22	3-Oct-22	3-Apr-24

Sub-total New Borrowings				2,200,000,000.00	280,299,330.09

Mexican Peso

	BOND/SELL MXN/IBRD/PV MTN Non-Core (Non-Retail)/0532MXN00.50	495338	MXN	75,000,000.00	3,628,008.22	3-Aug-22	24-Aug-22	24-May-32

	BOND/SELL MXN/IBRD/PV MTN Non-Core (Non-Retail)/0830MXN00.50	495336	MXN	70,000,000.00	3,386,141.01	3-Aug-22	23-Aug-22	23-Aug-30

	BOND/SELL MXN/IBRD/PV MTN Non-Core (Non-Retail)/1025MXN10.00	554743	MXN	205,000,000.00	10,079,158.27	27-Sep-22	11-Oct-22	11-Oct-25

	BOND/SELL MXN/IBRD/PV MTN Non-Core (Non-Retail)/0952MXN00.00	536302	MXN	2,500,000,000.00	125,801,987.67	22-Sep-22	30-Sep-22	30-Sep-52

Sub-total New Borrowings				2,850,000,000.00	142,895,295.17

New Zealand Dollars

	BOND/SELL NZD/IBRD/PV BM/0727NZD04.25	486714	NZD	800,000,000.00	499,440,000.00	20-Jul-22	29-Jul-22	29-Jul-27

Sub-total New Borrowings				800,000,000.00	499,440,000.00

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

Polish Zloty

	BOND/SELL PLN/IBRD/PV MTN Non-Core (Non-Retail)/0827PLN05.73	490091	PLN	11,600,000.00	2,489,537.50	26-Jul-22	2-Aug-22	2-Aug-27

Sub-total New Borrowings				11,600,000.00	2,489,537.50

United States Dollars

	BOND/SELL USD/IBRD/Callable MTN Core (Non-Retail)/0726USDSTR06	473548	USD	125,000,000.00	125,000,000.00	7-Jul-22	14-Jul-22	1-Jul-26

	BOND/SELL USD/IBRD/Callable MTN Core (Non-Retail)/0827USDSTR02	501845	USD	100,000,000.00	100,000,000.00	11-Aug-22	18-Aug-22	18-Aug-27

	BOND/SELL USD/IBRD/Callable MTN Core (Non-Retail)/0927USDSTR05	513670	USD	125,000,000.00	125,000,000.00	24-Aug-22	9-Sep-22	9-Sep-27

	BOND/SELL USD/IBRD/Callable MTN Core (Non-Retail)/0927USDSTR06	518719	USD	50,000,000.00	50,000,000.00	1-Sep-22	13-Sep-22	13-Sep-27

	BOND/SELL USD/IBRD/Callable MTN Core (Non-Retail)/0927USDSTR07	528816	USD	50,000,000.00	50,000,000.00	16-Sep-22	30-Sep-22	30-Sep-27

	BOND/SELL USD/IBRD/Japanese Retail (Uridashi)/0925USD03.37	528100	USD	16,957,000.00	16,957,000.00	15-Sep-22	29-Sep-22	29-Sep-25

	BOND/SELL USD/IBRD/PV BM/0627USD03.125	478036	USD	4,000,000,000.00	4,000,000,000.00	12-Jul-22	19-Jul-22	15-Jun-27

	BOND/SELL USD/IBRD/PV BM/0926USDFRN	527441	USD	1,500,000,000.00	1,500,000,000.00	14-Sep-22	23-Sep-22	23-Sep-26

	BOND/SELL USD/IBRD/PV BM/0929USD03.625	527427	USD	3,000,000,000.00	3,000,000,000.00	14-Sep-22	23-Sep-22	21-Sep-29

	BOND/SELL USD/IBRD/PV MTN Core (Non-Retail)/0424USD03.90	527443	USD	150,000,000.00	150,000,000.00	14-Sep-22	22-Sep-22	2-Apr-24

	BOND/SELL USD/IBRD/PV MTN Core (Non-Retail)/0827USDFRN	490910	USD	150,000,000.00	150,000,000.00	27-Jul-22	3-Aug-22	19-Aug-27

Sub-total New Borrowings				9,266,957,000.00	9,266,957,000.00

South African Rand

	BOND/SELL ZAR/IBRD/PV MTN Non-Core (Non-Retail)/0229ZAR06.75	536297	ZAR	300,000,000.00	17,062,905.24	22-Sep-22	6-Oct-22	9-Feb-29

Sub-total New Borrowings				300,000,000.00	17,062,905.24

Total New Borrowings					11,196,950,238.07

Maturing Borrowings

Australian Dollars

	BOND/SELL AUD/IBRD/PV BM/0922AUD02.60	5151	AUD	(850,000,000.00)	(570,265,000.00)	13-Sep-17	20-Sep-17	20-Sep-22

	BOND/SELL AUD/IBRD/PV MTN Core (Non-Retail)/0722AUD00.50	4586	AUD	(7,000,000.00)	(4,895,100.00)	6-Jul-10	29-Jul-10	29-Jul-22

	BOND/SELL AUD/IBRD/PV MTN Core (Non-Retail)/0922AUD04.09	4637	AUD	(50,000,000.00)	(33,370,000.00)	12-Sep-12	21-Sep-12	21-Sep-22

Sub-total Maturing Borrowings				(907,000,000.00)	(608,530,100.00)

Brazilian Real

	BOND/SELL BRL/IBRD/PV MTN Non-Core (Non-Retail)/0922BRL00.50	5118	BRL	(13,300,000.00)	(2,583,678.15)	26-Jul-17	11-Sep-17	12-Sep-22

Sub-total Maturing Borrowings				(13,300,000.00)	(2,583,678.15)

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

Chinese Yuan

	BOND/SELL CNY/IBRD/PV MTN Non-Core (Non-Retail)/0722CNY01.75	5948	CNY	(100,000,000.00)	(14,926,598.45)	10-Jun-20	17-Jun-20	1-Jul-22

	BOND/SELL CNY/IBRD/PV MTN Non-Core (Non-Retail)/0822CNY02.38	5730	CNY	(600,000,000.00)	(86,940,141.71)	21-Aug-19	28-Aug-19	30-Aug-22

	BOND/SELL CNY/IBRD/PV MTN Non-Core (Non-Retail)/0922CNY02.20	5736	CNY	(300,000,000.00)	(43,301,915.39)	4-Sep-19	11-Sep-19	13-Sep-22

Sub-total Maturing Borrowings				(1,000,000,000.00)	(145,168,655.55)

Euro

	BOND/SELL EUR/IBRD/PV MTN Core (Non-Retail)/0722EUR01.165	4630	EUR	(30,000,000.00)	(30,594,000.00)	10-Jul-12	20-Jul-12	20-Jul-22

	BOND/SELL EUR/IBRD/PV MTN Core (Non-Retail)/0722EUR01.183	4674	EUR	(24,000,000.00)	(24,714,000.00)	18-Jun-13	5-Jul-13	5-Jul-22

	BOND/SELL EUR/IBRD/PV MTN Core (Non-Retail)/0922EUR01.172	4635	EUR	(30,000,000.00)	(29,766,000.00)	30-Aug-12	21-Sep-12	21-Sep-22

Sub-total Maturing Borrowings				(84,000,000.00)	(85,074,000.00)

Hong Kong Dollars

	BOND/SELL HKD/IBRD/PV MTN Non-Core (Non-Retail)/0922HKD00.315	5987	HKD	(100,000,000.00)	(12,739,259.21)	27-Aug-20	3-Sep-20	6-Sep-22

	BOND/SELL HKD/IBRD/PV MTN Non-Core (Non-Retail)/0922HKD00.32	5997	HKD	(500,000,000.00)	(63,695,484.63)	11-Sep-20	21-Sep-20	21-Sep-22

	BOND/SELL HKD/IBRD/PV MTN Non-Core (Non-Retail)/0922HKD00.323	5991	HKD	(100,000,000.00)	(12,741,856.36)	2-Sep-20	10-Sep-20	13-Sep-22

Sub-total Maturing Borrowings				(700,000,000.00)	(89,176,600.20)

Indian Rupees

	BOND/SELL INR/IBRD/Japanese Retail (Uridashi)/0722INR04.75	5697	INR	(198,700,000.00)	(2,507,018.26)	8-Jul-19	30-Jul-19	29-Jul-22

	BOND/SELL INR/IBRD/Japanese Retail (Uridashi)/0822INR05.00	5719	INR	(717,000,000.00)	(8,981,529.62)	6-Aug-19	29-Aug-19	26-Aug-22

	BOND/SELL INR/IBRD/Japanese Retail (Uridashi)/0922INR04.60	5737	INR	(646,000,000.00)	(7,917,879.58)	4-Sep-19	27-Sep-19	27-Sep-22

	BOND/SELL INR/IBRD/PV MTN Non-Core (Non-Retail)/0722INR05.02	5084	INR	(1,962,500,000.00)	(24,794,223.74)	22-May-17	29-Jun-17	7-Jul-22

	BOND/SELL INR/IBRD/PV MTN Non-Core (Non-Retail)/0922INR05.00	5152	INR	(1,608,700,000.00)	(19,717,481.23)	15-Sep-17	27-Sep-17	27-Sep-22

	BOND/SELL INR/IBRD/PV MTN Non-Core (Non-Retail)/0922INR05.85	5435	INR	(310,000,000.00)	(3,796,995.47)	23-Aug-18	25-Sep-18	26-Sep-22

	BOND/SELL INR/IBRD/PV MTN Non-Core (Non-Retail)/0822INR00.00	5121	INR	(80,000,000.00)	(1,002,160.91)	31-Jul-17	21-Aug-17	22-Aug-22

	BOND/SELL INR/IBRD/PV MTN Non-Core (Non-Retail)/0822INR00.00	5155	INR	(120,000,000.00)	(1,503,241.36)	19-Sep-17	26-Sep-17	22-Aug-22

	BOND/SELL INR/IBRD/PV MTN Non-Core (Non-Retail)/0822INR00.00	5186	INR	(200,000,000.00)	(2,505,402.27)	26-Oct-17	2-Nov-17	22-Aug-22

	BOND/SELL INR/IBRD/PV MTN Non-Core (Non-Retail)/0822INR00.00	5211	INR	(200,000,000.00)	(2,505,402.27)	27-Nov-17	4-Dec-17	22-Aug-22

	BOND/SELL INR/IBRD/PV MTN Non-Core (Non-Retail)/0822INR00.00	5265	INR	(200,000,000.00)	(2,505,402.27)	1-Feb-18	9-Feb-18	22-Aug-22

	BOND/SELL INR/IBRD/PV MTN Non-Core (Non-Retail)/0822INR00.00	5356	INR	(150,000,000.00)	(1,879,051.71)	24-May-18	31-May-18	22-Aug-22

Sub-total Maturing Borrowings				(6,392,900,000.00)	(79,615,788.70)

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

Japanese Yen

	BOND/SELL JPY/IBRD/Other Structures (Non-Retail)/0722JPYSTR01	4536	JPY	(1,000,000,000.00)	(7,283,586.44)	28-Jun-02	22-Jul-02	22-Jul-22

	BOND/SELL JPY/IBRD/Other Structures (Non-Retail)/0822JPYSTR01	4537	JPY	(500,000,000.00)	(3,707,686.03)	18-Jul-02	8-Aug-02	8-Aug-22

Sub-total Maturing Borrowings				(1,500,000,000.00)	(10,991,272.47)

Kazakhstan Tenge

	BOND/SELL KZT/IBRD/PV MTN Non-Core (Non-Retail)/0722KZT07.75	5699	KZT	(3,839,000,000.00)	(7,903,242.41)	9-Jul-19	16-Jul-19	18-Jul-22

Sub-total Maturing Borrowings				(3,839,000,000.00)	(7,903,242.41)

Mexican Peso

	BOND/SELL MXN/IBRD/PV MTN Non-Core (Non-Retail)/0722MXN06.80	5351	MXN	(65,000,000.00)	(3,126,179.83)	17-May-18	12-Jul-18	13-Jul-22

	BOND/SELL MXN/IBRD/PV MTN Non-Core (Non-Retail)/0722MXN00.00	5668	MXN	(45,000,000.00)	(2,214,201.89)	5-Jun-19	18-Jul-19	19-Jul-22

	BOND/SELL MXN/IBRD/PV MTN Non-Core (Non-Retail)/0922MXN00.00	4558	MXN	(160,430,000.00)	(7,971,815.66)	5-Sep-07	19-Sep-07	19-Sep-22

	BOND/SELL MXN/IBRD/PV MTN Non-Core (Non-Retail)/0922MXN00.00	4588	MXN	(600,000,000.00)	(29,814,183.10)	26-Oct-10	1-Nov-10	19-Sep-22

	BOND/SELL MXN/IBRD/PV MTN Non-Core (Non-Retail)/0922MXN00.00	4955	MXN	(500,000,000.00)	(24,845,152.59)	25-Oct-16	1-Nov-16	19-Sep-22

	BOND/SELL MXN/IBRD/PV MTN Non-Core (Non-Retail)/0922MXN00.00	4993	MXN	(500,000,000.00)	(24,845,152.59)	9-Jan-17	17-Jan-17	19-Sep-22

	BOND/SELL MXN/IBRD/PV MTN Non-Core (Non-Retail)/0922MXN00.00	5012	MXN	(400,000,000.00)	(19,876,122.07)	2-Feb-17	9-Feb-17	19-Sep-22

	BOND/SELL MXN/IBRD/PV MTN Non-Core (Non-Retail)/0922MXN00.00	5036	MXN	(350,000,000.00)	(17,391,606.81)	8-Mar-17	15-Mar-17	19-Sep-22

	BOND/SELL MXN/IBRD/PV MTN Non-Core (Non-Retail)/0922MXN00.00	5090	MXN	(400,000,000.00)	(19,876,122.07)	1-Jun-17	8-Jun-17	19-Sep-22

	BOND/SELL MXN/IBRD/PV MTN Non-Core (Non-Retail)/0922MXN00.00	5117	MXN	(350,000,000.00)	(17,391,606.81)	25-Jul-17	1-Aug-17	19-Sep-22

	BOND/SELL MXN/IBRD/PV MTN Non-Core (Non-Retail)/0922MXN00.00	5583	MXN	(275,000,000.00)	(13,664,833.92)	11-Mar-19	19-Mar-19	19-Sep-22

Sub-total Maturing Borrowings				(3,645,430,000.00)	(181,016,977.34)

Russian Ruble

	BOND/SELL RUB/IBRD/Japanese Retail (Uridashi)/0822RUB05.66	5712	RUB	(1,820,000,000.00)	(30,498,533.72)	19-Jul-19	29-Aug-19	25-Aug-22

	BOND/SELL RUB/IBRD/Japanese Retail (Uridashi)/0922RUB05.74	5726	RUB	(1,900,000,000.00)	(32,716,315.11)	16-Aug-19	27-Sep-19	27-Sep-22

	BOND/SELL RUB/IBRD/PV MTN Non-Core (Non-Retail)/0722RUB05.00	5863	RUB	(1,500,000,000.00)	(27,510,316.37)	24-Jan-20	3-Feb-20	1-Jul-22

	BOND/SELL RUB/IBRD/PV MTN Non-Core (Non-Retail)/0722RUB05.00	5920	RUB	(500,000,000.00)	(9,170,105.46)	21-Apr-20	28-Apr-20	1-Jul-22

	BOND/SELL RUB/IBRD/PV MTN Non-Core (Non-Retail)/0722RUB05.95	5683	RUB	(1,700,000,000.00)	(28,087,567.12)	17-Jun-19	30-Jul-19	28-Jul-22

Sub-total Maturing Borrowings				(7,420,000,000.00)	(127,982,837.78)

New Turkish Lira

	BOND/SELL TRY/IBRD/PV MTN Non-Core (Non-Retail)/0822TRY11.00	5882	TRY	(750,000,000.00)	(41,282,850.83)	14-Feb-20	25-Feb-20	25-Aug-22

	BOND/SELL TRY/IBRD/PV MTN Non-Core (Non-Retail)/0822TRY11.00	5944	TRY	(175,000,000.00)	(9,632,665.19)	4-Jun-20	10-Jun-20	25-Aug-22

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

	BOND/SELL TRY/IBRD/PV MTN Non-Core (Non-Retail)/0822TRY11.00	5953	TRY	(200,000,000.00)	(11,008,760.22)	16-Jun-20	23-Jun-20	25-Aug-22

	BOND/SELL TRY/IBRD/PV MTN Non-Core (Non-Retail)/0822TRY11.00	6001	TRY	(125,000,000.00)	(6,880,475.14)	14-Sep-20	21-Sep-20	25-Aug-22

Sub-total Maturing Borrowings				(1,250,000,000.00)	(68,804,751.38)

United States Dollars

	BOND/SELL USD/IBRD/Putable (Non-Retail)/0722USDSTR02	5401	USD	(200,000,000.00)	(200,000,000.00)	6-Jul-18	11-Jul-18	7-Jul-22

	BOND/SELL USD/IBRD/PV BM/0722USD02.125	5652	USD	(4,000,000,000.00)	(4,000,000,000.00)	21-May-19	29-May-19	1-Jul-22

	BOND/SELL USD/IBRD/PV MTN Core (Non-Retail)/0722USD01.50	4629	USD	(5,000,000.00)	(5,000,000.00)	5-Jul-12	12-Jul-12	12-Jul-22

	BOND/SELL USD/IBRD/PV MTN Core (Non-Retail)/0722USD01.597	5845	USD	(100,000,000.00)	(100,000,000.00)	15-Jan-20	23-Jan-20	25-Jul-22

	BOND/SELL USD/IBRD/PV MTN Core (Non-Retail)/0722USD02.432	5592	USD	(300,000,000.00)	(300,000,000.00)	19-Mar-19	28-Mar-19	22-Jul-22

	BOND/SELL USD/IBRD/PV MTN Core (Non-Retail)/0722USDFRN	5937	USD	(40,000,000.00)	(40,000,000.00)	29-May-20	8-Jun-20	8-Jul-22

Sub-total Maturing Borrowings				(4,645,000,000.00)	(4,645,000,000.00)

South African Rand

	BOND/SELL ZAR/IBRD/PV MTN Non-Core (Non-Retail)/0722ZAR06.50	5809	ZAR	(80,000,000.00)	(4,655,872.80)	2-Dec-19	9-Dec-19	15-Jul-22

	BOND/SELL ZAR/IBRD/PV MTN Non-Core (Non-Retail)/0722ZAR00.00	5669	ZAR	(47,000,000.00)	(2,771,741.21)	5-Jun-19	18-Jul-19	19-Jul-22

Sub-total Maturing Borrowings				(127,000,000.00)	(7,427,614.02)

Total Maturing Borrowings					(6,059,275,517.99)

Early Retirement

Japanese Yen

	BOND/BUY JPY/IBRD/FX_CT (Non-Retail)/0738JPYSTR	4570	JPY	(100,000,000.00)	(735,808.10)	11-Jun-08	7-Jul-08	8-Jul-38

	BOND/BUY JPY/IBRD/FX_P_CT (Non-Retail)/0738JPYSTR19	4571	JPY	(100,000,000.00)	(732,949.76)	7-Jul-08	22-Jul-08	23-Jul-38

	BOND/BUY JPY/IBRD/TARN1 (Non-Retail)/0738JPYSTR25	4572	JPY	(150,000,000.00)	(1,125,830.30)	10-Jul-08	28-Jul-08	29-Jul-38

	BOND/BUY JPY/IBRD/FX_P_T (Non-Retail)/0828JPYSTR	5410	JPY	(150,000,000.00)	(1,145,081.87)	12-Jul-18	1-Aug-18	2-Aug-28

	BOND/BUY JPY/IBRD/FX_CT (Non-Retail)/0837JPYSTR08	4557	JPY	(200,000,000.00)	(1,483,074.41)	19-Jul-07	6-Aug-07	6-Aug-37

	BOND/BUY JPY/IBRD/FX_CT (Non-Retail)/0838JPYSTR06	4576	JPY	(100,000,000.00)	(748,474.98)	23-Jul-08	11-Aug-08	12-Aug-38

	BOND/BUY JPY/IBRD/FX_T (Non-Retail)/0838JPYSTR12	4579	JPY	(700,000,000.00)	(5,063,108.03)	29-Jul-08	28-Aug-08	27-Aug-38

	BOND/BUY JPY/IBRD/FX_CT (Non-Retail)/0838JPYSTR15	4580	JPY	(500,000,000.00)	(3,651,900.81)	5-Aug-08	26-Aug-08	26-Aug-38

	BOND/BUY JPY/IBRD/FX_CT (Non-Retail)/0937JPYSTR36	4563	JPY	(100,000,000.00)	(696,015.31)	22-Oct-07	8-Nov-07	8-Sep-37

Sub-total Early Retirement				(2,100,000,000.00)	(15,382,243.58)

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

Mexican Peso

	BOND/BUY MXN/IBRD/PV MTN Non-Core (Non-Retail)/1222MXN00.50	487586	MXN	(206,000,000.00)	(10,093,091.62)	21-Jul-22	4-Aug-22	13-Dec-22

Sub-total Early Retirement				(206,000,000.00)	(10,093,091.62)

Russian Ruble

	BOND/BUY RUB/IBRD/PV MTN Non-Core (Non-Retail)/0126RUB04.25	478032	RUB	(1,341,090,000.00)	(24,284,110.46)	12-Jul-22	19-Jul-22	22-Jan-26

	BOND/BUY RUB/IBRD/PV MTN Non-Core (Non-Retail)/0725RUB04.00	478030	RUB	(603,500,000.00)	(10,928,021.73)	12-Jul-22	19-Jul-22	1-Jul-25

	BOND/BUY RUB/IBRD/PV MTN Non-Core (Non-Retail)/1026RUB05.25	478031	RUB	(2,549,800,000.00)	(46,171,118.15)	12-Jul-22	19-Jul-22	7-Oct-26

	BOND/BUY RUB/IBRD/PV MTN Non-Core (Non-Retail)/0323RUB00.00	501010	RUB	(133,600,000.00)	(2,207,352.33)	10-Aug-22	17-Aug-22	27-Mar-23

Sub-total Early Retirement				(4,627,990,000.00)	(83,590,602.67)

Swedish Kronor

	BOND/BUY SEK/IBRD/PV MTN Non-Core (Non-Retail)/0428SEK01.235	491624	SEK	(200,000,000.00)	(19,669,938.43)	28-Jul-22	4-Aug-22	24-Apr-28

Sub-total Early Retirement				(200,000,000.00)	(19,669,938.43)

United States Dollars

	BOND/BUY USD/IBRD/Other Structures (Non-Retail)/0526USDSTR01	478033	USD	(10,000,000.00)	(10,000,000.00)	12-Jul-22	19-Jul-22	31-May-26

	BOND/BUY USD/IBRD/Other Structures (Non-Retail)/0526USDSTR01	514345	USD	(28,000,000.00)	(28,000,000.00)	25-Aug-22	2-Sep-22	31-May-26

	BOND/BUY USD/IBRD/Other Structures (Non-Retail)/0526USDSTR01	520718	USD	(6,500,000.00)	(6,500,000.00)	6-Sep-22	13-Sep-22	31-May-26

	BOND/BUY USD/IBRD/Other Structures (Non-Retail)/0826USDSTR	490089	USD	(25,000,000.00)	(25,000,000.00)	26-Jul-22	2-Aug-22	11-Aug-26

	BOND/BUY USD/IBRD/Other Structures (Non-Retail)/0826USDSTR	535526	USD	(43,000,000.00)	(43,000,000.00)	21-Sep-22	29-Sep-22	11-Aug-26

Sub-total Early Retirement				(112,500,000.00)	(112,500,000.00)

Total Early Retirement					(241,235,876.31)

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Short Term
July 01 2022 through September 30 2022

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

New Borrowings

United States Dollars

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220801 WB	486741	USD	100,000,000.00	100,000,000.00	20-Jul-22	21-Jul-22	1-Aug-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220801 WB	486742	USD	25,000,000.00	25,000,000.00	20-Jul-22	21-Jul-22	1-Aug-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220801 WB	487580	USD	100,000,000.00	100,000,000.00	21-Jul-22	22-Jul-22	1-Aug-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220819 WB	490081	USD	50,000,000.00	50,000,000.00	26-Jul-22	26-Jul-22	19-Aug-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220822 WB	490083	USD	50,000,000.00	50,000,000.00	26-Jul-22	26-Jul-22	22-Aug-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220823 WB	493513	USD	200,000,000.00	200,000,000.00	1-Aug-22	2-Aug-22	23-Aug-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220825 WB	490082	USD	50,000,000.00	50,000,000.00	26-Jul-22	26-Jul-22	25-Aug-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220825 WB	494785	USD	50,000,000.00	50,000,000.00	2-Aug-22	2-Aug-22	25-Aug-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220825 WB	501016	USD	15,000,000.00	15,000,000.00	10-Aug-22	10-Aug-22	25-Aug-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220829 WB	490084	USD	4,250,000.00	4,250,000.00	26-Jul-22	27-Jul-22	29-Aug-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220829 WB	496403	USD	15,000,000.00	15,000,000.00	5-Aug-22	5-Aug-22	29-Aug-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220829 WB	500288	USD	9,000,000.00	9,000,000.00	9-Aug-22	10-Aug-22	29-Aug-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220830 WB	493515	USD	30,000,000.00	30,000,000.00	1-Aug-22	1-Aug-22	30-Aug-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220830 WB	501017	USD	15,000,000.00	15,000,000.00	10-Aug-22	10-Aug-22	30-Aug-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220831 WB	488259	USD	50,000,000.00	50,000,000.00	22-Jul-22	25-Jul-22	31-Aug-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220831 WB	489327	USD	30,000,000.00	30,000,000.00	25-Jul-22	1-Aug-22	31-Aug-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220831 WB	490902	USD	18,000,000.00	18,000,000.00	27-Jul-22	27-Jul-22	31-Aug-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220901 WB	488261	USD	50,000,000.00	50,000,000.00	22-Jul-22	25-Jul-22	1-Sep-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220901 WB	509475	USD	25,000,000.00	25,000,000.00	17-Aug-22	17-Aug-22	1-Sep-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220901 WB	510301	USD	100,000,000.00	100,000,000.00	18-Aug-22	19-Aug-22	1-Sep-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220902 WB	495323	USD	20,000,000.00	20,000,000.00	3-Aug-22	4-Aug-22	2-Sep-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220906 WB	501019	USD	13,000,000.00	13,000,000.00	10-Aug-22	10-Aug-22	6-Sep-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220907 WB	489323	USD	3,450,000.00	3,450,000.00	25-Jul-22	26-Jul-22	7-Sep-22

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220907 WB	495318	USD	30,000,000.00	30,000,000.00	3-Aug-22	3-Aug-22	7-Sep-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220908 WB	496980	USD	25,000,000.00	25,000,000.00	8-Aug-22	9-Aug-22	8-Sep-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220908 WB	501020	USD	30,000,000.00	30,000,000.00	10-Aug-22	11-Aug-22	8-Sep-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220908 WB	501021	USD	30,000,000.00	30,000,000.00	10-Aug-22	11-Aug-22	8-Sep-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220909 WB	504463	USD	5,000,000.00	5,000,000.00	16-Aug-22	16-Aug-22	9-Sep-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220912 WB	486738	USD	25,000,000.00	25,000,000.00	20-Jul-22	20-Jul-22	12-Sep-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220914 WB	487582	USD	150,000,000.00	150,000,000.00	21-Jul-22	21-Jul-22	14-Sep-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220915 WB	500281	USD	100,000,000.00	100,000,000.00	9-Aug-22	10-Aug-22	15-Sep-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220919 WB	488258	USD	75,000,000.00	75,000,000.00	22-Jul-22	26-Jul-22	19-Sep-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220919 WB	495320	USD	50,000,000.00	50,000,000.00	3-Aug-22	3-Aug-22	19-Sep-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220919 WB	509473	USD	50,000,000.00	50,000,000.00	17-Aug-22	18-Aug-22	19-Sep-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220921 WB	487578	USD	50,000,000.00	50,000,000.00	21-Jul-22	21-Jul-22	21-Sep-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220921 WB	496406	USD	50,000,000.00	50,000,000.00	5-Aug-22	8-Aug-22	21-Sep-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220921 WB	500275	USD	50,000,000.00	50,000,000.00	9-Aug-22	9-Aug-22	21-Sep-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220922 WB	500274	USD	30,000,000.00	30,000,000.00	9-Aug-22	9-Aug-22	22-Sep-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220922 WB	500277	USD	140,000,000.00	140,000,000.00	9-Aug-22	9-Aug-22	22-Sep-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220923 WB	500276	USD	250,000,000.00	250,000,000.00	9-Aug-22	9-Aug-22	23-Sep-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220923 WB	500279	USD	300,000,000.00	300,000,000.00	9-Aug-22	9-Aug-22	23-Sep-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220927 WB	500280	USD	200,000,000.00	200,000,000.00	9-Aug-22	10-Aug-22	27-Sep-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220930 WB	486736	USD	100,000,000.00	100,000,000.00	20-Jul-22	20-Jul-22	30-Sep-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221003 WB	490085	USD	20,000,000.00	20,000,000.00	26-Jul-22	26-Jul-22	3-Oct-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221003 WB	490086	USD	20,000,000.00	20,000,000.00	26-Jul-22	26-Jul-22	3-Oct-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221003 WB	495319	USD	50,000,000.00	50,000,000.00	3-Aug-22	3-Aug-22	3-Oct-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221005 WB	514311	USD	50,000,000.00	50,000,000.00	25-Aug-22	25-Aug-22	5-Oct-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221005 WB	514325	USD	100,000,000.00	100,000,000.00	25-Aug-22	25-Aug-22	5-Oct-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221006 WB	514980	USD	150,000,000.00	150,000,000.00	26-Aug-22	26-Aug-22	6-Oct-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221011 WB	486745	USD	15,000,000.00	15,000,000.00	20-Jul-22	21-Jul-22	11-Oct-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221011 WB	486746	USD	20,000,000.00	20,000,000.00	20-Jul-22	21-Jul-22	11-Oct-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221011 WB	486747	USD	25,000,000.00	25,000,000.00	20-Jul-22	21-Jul-22	11-Oct-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221011 WB	501011	USD	10,000,000.00	10,000,000.00	10-Aug-22	10-Aug-22	11-Oct-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221011 WB	501829	USD	15,000,000.00	15,000,000.00	11-Aug-22	11-Aug-22	11-Oct-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221013 WB	501822	USD	75,000,000.00	75,000,000.00	11-Aug-22	12-Aug-22	13-Oct-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221013 WB	501823	USD	175,000,000.00	175,000,000.00	11-Aug-22	12-Aug-22	13-Oct-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221013 WB	514326	USD	50,000,000.00	50,000,000.00	25-Aug-22	25-Aug-22	13-Oct-22

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221014 WB	486734	USD	100,000,000.00	100,000,000.00	20-Jul-22	20-Jul-22	14-Oct-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221014 WB	486735	USD	100,000,000.00	100,000,000.00	20-Jul-22	21-Jul-22	14-Oct-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221014 WB	488262	USD	200,000,000.00	200,000,000.00	22-Jul-22	25-Jul-22	14-Oct-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221017 WB	490900	USD	200,000,000.00	200,000,000.00	27-Jul-22	27-Jul-22	17-Oct-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221017 WB	501008	USD	50,000,000.00	50,000,000.00	10-Aug-22	10-Aug-22	17-Oct-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221017 WB	501825	USD	50,000,000.00	50,000,000.00	11-Aug-22	12-Aug-22	17-Oct-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221017 WB	514342	USD	25,000,000.00	25,000,000.00	25-Aug-22	26-Aug-22	17-Oct-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221018 WB	489322	USD	50,000,000.00	50,000,000.00	25-Jul-22	25-Jul-22	18-Oct-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221018 WB	514979	USD	150,000,000.00	150,000,000.00	26-Aug-22	26-Aug-22	18-Oct-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221019 WB	514331	USD	50,000,000.00	50,000,000.00	25-Aug-22	25-Aug-22	19-Oct-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221021 WB	487581	USD	5,000,000.00	5,000,000.00	21-Jul-22	21-Jul-22	21-Oct-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221021 WB	489326	USD	5,000,000.00	5,000,000.00	25-Jul-22	25-Jul-22	21-Oct-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221024 WB	486732	USD	100,000,000.00	100,000,000.00	20-Jul-22	20-Jul-22	24-Oct-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221024 WB	486733	USD	100,000,000.00	100,000,000.00	20-Jul-22	20-Jul-22	24-Oct-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221024 WB	486737	USD	50,000,000.00	50,000,000.00	20-Jul-22	20-Jul-22	24-Oct-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221024 WB	486743	USD	100,000,000.00	100,000,000.00	20-Jul-22	21-Jul-22	24-Oct-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221024 WB	486744	USD	100,000,000.00	100,000,000.00	20-Jul-22	20-Jul-22	24-Oct-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221024 WB	500278	USD	50,000,000.00	50,000,000.00	9-Aug-22	9-Aug-22	24-Oct-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221025 WB	493512	USD	25,000,000.00	25,000,000.00	1-Aug-22	2-Aug-22	25-Oct-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221027 WB	495878	USD	250,000,000.00	250,000,000.00	4-Aug-22	4-Aug-22	27-Oct-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221031 WB	486739	USD	250,000,000.00	250,000,000.00	20-Jul-22	21-Jul-22	31-Oct-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221102 WB	488260	USD	200,000,000.00	200,000,000.00	22-Jul-22	22-Jul-22	2-Nov-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221104 WB	487577	USD	200,000,000.00	200,000,000.00	21-Jul-22	21-Jul-22	4-Nov-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221107 WB	487579	USD	4,000,000.00	4,000,000.00	21-Jul-22	21-Jul-22	7-Nov-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221107 WB	494787	USD	50,000,000.00	50,000,000.00	2-Aug-22	4-Aug-22	7-Nov-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221107 WB	495869	USD	25,000,000.00	25,000,000.00	4-Aug-22	4-Aug-22	7-Nov-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221107 WB	495879	USD	25,000,000.00	25,000,000.00	4-Aug-22	4-Aug-22	7-Nov-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221107 WB	495881	USD	25,000,000.00	25,000,000.00	4-Aug-22	4-Aug-22	7-Nov-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221107 WB	501009	USD	100,000,000.00	100,000,000.00	10-Aug-22	10-Aug-22	7-Nov-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221107 WB	520719	USD	30,000,000.00	30,000,000.00	6-Sep-22	6-Sep-22	7-Nov-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221107 WB	525297	USD	100,000,000.00	100,000,000.00	9-Sep-22	12-Sep-22	7-Nov-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221107 WB	534706	USD	100,000,000.00	100,000,000.00	20-Sep-22	20-Sep-22	7-Nov-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221107 WB	534707	USD	100,000,000.00	100,000,000.00	20-Sep-22	20-Sep-22	7-Nov-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221107 WB	536305	USD	100,000,000.00	100,000,000.00	22-Sep-22	23-Sep-22	7-Nov-22

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221107 WB	537032	USD	50,000,000.00	50,000,000.00	23-Sep-22	23-Sep-22	7-Nov-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221107 WB	557004	USD	150,000,000.00	150,000,000.00	29-Sep-22	29-Sep-22	7-Nov-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221107 WB	557005	USD	150,000,000.00	150,000,000.00	29-Sep-22	29-Sep-22	7-Nov-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221107 WB	557006	USD	200,000,000.00	200,000,000.00	29-Sep-22	29-Sep-22	7-Nov-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221110 WB	495325	USD	30,000,000.00	30,000,000.00	3-Aug-22	3-Aug-22	10-Nov-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221114 WB	486731	USD	50,000,000.00	50,000,000.00	20-Jul-22	20-Jul-22	14-Nov-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221114 WB	509478	USD	5,000,000.00	5,000,000.00	17-Aug-22	18-Aug-22	14-Nov-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221114 WB	520713	USD	19,200,000.00	19,200,000.00	6-Sep-22	6-Sep-22	14-Nov-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221114 WB	534710	USD	300,000.00	300,000.00	20-Sep-22	20-Sep-22	14-Nov-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221114 WB	536295	USD	100,000,000.00	100,000,000.00	22-Sep-22	22-Sep-22	14-Nov-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221115 WB	491618	USD	200,000,000.00	200,000,000.00	28-Jul-22	28-Jul-22	15-Nov-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221115 WB	494786	USD	150,000,000.00	150,000,000.00	2-Aug-22	2-Aug-22	15-Nov-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221116 WB	486740	USD	30,000,000.00	30,000,000.00	20-Jul-22	22-Jul-22	16-Nov-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221117 WB	495877	USD	20,000,000.00	20,000,000.00	4-Aug-22	4-Aug-22	17-Nov-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221117 WB	496405	USD	25,000,000.00	25,000,000.00	5-Aug-22	5-Aug-22	17-Nov-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221117 WB	502715	USD	20,000,000.00	20,000,000.00	12-Aug-22	12-Aug-22	17-Nov-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221118 WB	491622	USD	30,000,000.00	30,000,000.00	28-Jul-22	29-Jul-22	18-Nov-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221121 WB	496404	USD	75,000,000.00	75,000,000.00	5-Aug-22	8-Aug-22	21-Nov-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221121 WB	502720	USD	50,000,000.00	50,000,000.00	12-Aug-22	12-Aug-22	21-Nov-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221121 WB	523421	USD	25,000,000.00	25,000,000.00	7-Sep-22	7-Sep-22	21-Nov-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221121 WB	525294	USD	50,000,000.00	50,000,000.00	9-Sep-22	13-Sep-22	21-Nov-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221122 WB	492376	USD	40,000,000.00	40,000,000.00	29-Jul-22	1-Aug-22	22-Nov-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221123 WB	504456	USD	10,000,000.00	10,000,000.00	16-Aug-22	16-Aug-22	23-Nov-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221123 WB	509471	USD	50,000,000.00	50,000,000.00	17-Aug-22	18-Aug-22	23-Nov-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221123 WB	536306	USD	100,000,000.00	100,000,000.00	22-Sep-22	23-Sep-22	23-Nov-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221123 WB	537045	USD	100,000,000.00	100,000,000.00	23-Sep-22	26-Sep-22	23-Nov-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221125 WB	509476	USD	20,000,000.00	20,000,000.00	17-Aug-22	17-Aug-22	25-Nov-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221128 WB	492379	USD	10,000,000.00	10,000,000.00	29-Jul-22	29-Jul-22	28-Nov-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221128 WB	495872	USD	5,000,000.00	5,000,000.00	4-Aug-22	4-Aug-22	28-Nov-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221130 WB	514341	USD	50,000,000.00	50,000,000.00	25-Aug-22	26-Aug-22	30-Nov-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221201 WB	495321	USD	150,000,000.00	150,000,000.00	3-Aug-22	3-Aug-22	1-Dec-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221201 WB	495324	USD	50,000,000.00	50,000,000.00	3-Aug-22	4-Aug-22	1-Dec-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221205 WB	492377	USD	100,000,000.00	100,000,000.00	29-Jul-22	29-Jul-22	5-Dec-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221207 WB	504459	USD	30,000,000.00	30,000,000.00	16-Aug-22	17-Aug-22	7-Dec-22

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221207 WB	556268	USD	94,000,000.00	94,000,000.00	28-Sep-22	28-Sep-22	7-Dec-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221208 WB	513667	USD	10,000,000.00	10,000,000.00	24-Aug-22	24-Aug-22	8-Dec-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221208 WB	525295	USD	250,000,000.00	250,000,000.00	9-Sep-22	9-Sep-22	8-Dec-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221208 WB	525296	USD	250,000,000.00	250,000,000.00	9-Sep-22	9-Sep-22	8-Dec-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221209 WB	504460	USD	30,000,000.00	30,000,000.00	16-Aug-22	17-Aug-22	9-Dec-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221212 WB	489325	USD	100,000,000.00	100,000,000.00	25-Jul-22	25-Jul-22	12-Dec-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221212 WB	491621	USD	100,000,000.00	100,000,000.00	28-Jul-22	28-Jul-22	12-Dec-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221212 WB	493514	USD	50,000,000.00	50,000,000.00	1-Aug-22	1-Aug-22	12-Dec-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221212 WB	554732	USD	3,520,000.00	3,520,000.00	27-Sep-22	27-Sep-22	12-Dec-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221213 WB	490087	USD	30,000,000.00	30,000,000.00	26-Jul-22	26-Jul-22	13-Dec-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221215 WB	501828	USD	30,000,000.00	30,000,000.00	11-Aug-22	11-Aug-22	15-Dec-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221215 WB	515634	USD	150,000,000.00	150,000,000.00	29-Aug-22	29-Aug-22	15-Dec-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221216 WB	489328	USD	50,000,000.00	50,000,000.00	25-Jul-22	26-Jul-22	16-Dec-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221216 WB	495871	USD	5,000,000.00	5,000,000.00	4-Aug-22	5-Aug-22	16-Dec-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221216 WB	501827	USD	30,000,000.00	30,000,000.00	11-Aug-22	11-Aug-22	16-Dec-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221216 WB	513666	USD	60,400,000.00	60,400,000.00	24-Aug-22	26-Aug-22	16-Dec-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221219 WB	553818	USD	200,000,000.00	200,000,000.00	26-Sep-22	26-Sep-22	19-Dec-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221219 WB	553819	USD	200,000,000.00	200,000,000.00	26-Sep-22	26-Sep-22	19-Dec-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221219 WB	553822	USD	100,000,000.00	100,000,000.00	26-Sep-22	26-Sep-22	19-Dec-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221219 WB	553823	USD	100,000,000.00	100,000,000.00	26-Sep-22	27-Sep-22	19-Dec-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221219 WB	553825	USD	25,000,000.00	25,000,000.00	26-Sep-22	26-Sep-22	19-Dec-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221220 WB	553820	USD	100,000,000.00	100,000,000.00	26-Sep-22	26-Sep-22	20-Dec-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221220 WB	553821	USD	100,000,000.00	100,000,000.00	26-Sep-22	26-Sep-22	20-Dec-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221221 WB	509472	USD	50,000,000.00	50,000,000.00	17-Aug-22	19-Aug-22	21-Dec-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221221 WB	534708	USD	400,000,000.00	400,000,000.00	20-Sep-22	20-Sep-22	21-Dec-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221223 WB	534713	USD	25,000,000.00	25,000,000.00	20-Sep-22	20-Sep-22	23-Dec-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221227 WB	510302	USD	50,000,000.00	50,000,000.00	18-Aug-22	19-Aug-22	27-Dec-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221227 WB	554728	USD	40,000,000.00	40,000,000.00	27-Sep-22	28-Sep-22	27-Dec-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221228 WB	554727	USD	100,000,000.00	100,000,000.00	27-Sep-22	27-Sep-22	28-Dec-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221230 WB	553817	USD	10,000,000.00	10,000,000.00	26-Sep-22	26-Sep-22	30-Dec-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230103 WB	553824	USD	50,000,000.00	50,000,000.00	26-Sep-22	26-Sep-22	3-Jan-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230103 WB	556270	USD	40,000,000.00	40,000,000.00	28-Sep-22	29-Sep-22	3-Jan-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230103 WB	557008	USD	25,000,000.00	25,000,000.00	29-Sep-22	29-Sep-22	3-Jan-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230105 WB	557009	USD	75,000,000.00	75,000,000.00	29-Sep-22	29-Sep-22	5-Jan-23

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230111 WB	514975	USD	25,000,000.00	25,000,000.00	26-Aug-22	30-Aug-22	11-Jan-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230113 WB	514976	USD	25,000,000.00	25,000,000.00	26-Aug-22	31-Aug-22	13-Jan-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230113 WB	526051	USD	100,000,000.00	100,000,000.00	12-Sep-22	13-Sep-22	13-Jan-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230127 WB	517302	USD	50,000,000.00	50,000,000.00	30-Aug-22	1-Sep-22	27-Jan-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230130 WB	519591	USD	30,000,000.00	30,000,000.00	2-Sep-22	8-Sep-22	30-Jan-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230130 WB	534712	USD	50,000,000.00	50,000,000.00	20-Sep-22	21-Sep-22	30-Jan-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230130 WB	557002	USD	50,000,000.00	50,000,000.00	29-Sep-22	3-Oct-22	30-Jan-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230131 WB	554736	USD	35,000,000.00	35,000,000.00	27-Sep-22	28-Sep-22	31-Jan-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230201 WB	502723	USD	100,000,000.00	100,000,000.00	12-Aug-22	15-Aug-22	1-Feb-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230201 WB	504461	USD	100,000,000.00	100,000,000.00	16-Aug-22	16-Aug-22	1-Feb-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230201 WB	519590	USD	100,000,000.00	100,000,000.00	2-Sep-22	6-Sep-22	1-Feb-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230203 WB	520717	USD	30,000,000.00	30,000,000.00	6-Sep-22	8-Sep-22	3-Feb-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230206 WB	513668	USD	5,000,000.00	5,000,000.00	24-Aug-22	25-Aug-22	6-Feb-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230206 WB	513669	USD	2,500,000.00	2,500,000.00	24-Aug-22	25-Aug-22	6-Feb-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230208 WB	503390	USD	100,000,000.00	100,000,000.00	15-Aug-22	15-Aug-22	8-Feb-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230208 WB	510306	USD	100,000,000.00	100,000,000.00	18-Aug-22	18-Aug-22	8-Feb-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230210 WB	525293	USD	35,000,000.00	35,000,000.00	9-Sep-22	9-Sep-22	10-Feb-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230210 WB	526721	USD	50,000,000.00	50,000,000.00	13-Sep-22	14-Sep-22	10-Feb-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230213 WB	554729	USD	7,929,000.00	7,929,000.00	27-Sep-22	27-Sep-22	13-Feb-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230214 WB	524547	USD	100,000,000.00	100,000,000.00	8-Sep-22	13-Sep-22	14-Feb-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230215 WB	554738	USD	30,000,000.00	30,000,000.00	27-Sep-22	27-Sep-22	15-Feb-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230227 WB	510307	USD	100,000,000.00	100,000,000.00	18-Aug-22	18-Aug-22	27-Feb-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230227 WB	513665	USD	150,000,000.00	150,000,000.00	24-Aug-22	24-Aug-22	27-Feb-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230227 WB	520720	USD	100,000,000.00	100,000,000.00	6-Sep-22	7-Sep-22	27-Feb-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230308 WB	523422	USD	100,000,000.00	100,000,000.00	7-Sep-22	8-Sep-22	8-Mar-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230308 WB	526052	USD	100,000,000.00	100,000,000.00	12-Sep-22	13-Sep-22	8-Mar-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230308 WB	534709	USD	100,000,000.00	100,000,000.00	20-Sep-22	20-Sep-22	8-Mar-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230308 WB	535517	USD	100,000,000.00	100,000,000.00	21-Sep-22	22-Sep-22	8-Mar-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230309 WB	554735	USD	5,000,000.00	5,000,000.00	27-Sep-22	27-Sep-22	9-Mar-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230313 WB	557007	USD	50,000,000.00	50,000,000.00	29-Sep-22	4-Oct-22	13-Mar-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230314 WB	557010	USD	100,000,000.00	100,000,000.00	29-Sep-22	29-Sep-22	14-Mar-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230330 WB	534711	USD	100,000,000.00	100,000,000.00	20-Sep-22	20-Sep-22	30-Mar-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230330 WB	537031	USD	100,000,000.00	100,000,000.00	23-Sep-22	23-Sep-22	30-Mar-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230420 WB	495322	USD	50,000,000.00	50,000,000.00	3-Aug-22	4-Aug-22	20-Apr-23

Sub-total New Borrowings				13,964,549,000.00	13,964,549,000.00

Total New Borrowings					13,964,549,000.00

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

Maturing Borrowings

United States Dollars

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220701 WB	231126	USD	(3,700,000.00)	(3,700,000.00)	23-Sep-21	27-Sep-21	1-Jul-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220701 WB	233353	USD	(100,000,000.00)	(100,000,000.00)	27-Sep-21	27-Sep-21	1-Jul-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220701 WB	268952	USD	(100,000,000.00)	(100,000,000.00)	8-Nov-21	9-Nov-21	1-Jul-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220701 WB	293294	USD	(40,000,000.00)	(40,000,000.00)	15-Dec-21	16-Dec-21	1-Jul-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220701 WB	294133	USD	(35,000,000.00)	(35,000,000.00)	16-Dec-21	16-Dec-21	1-Jul-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220701 WB	301633	USD	(5,907,000.00)	(5,907,000.00)	20-Dec-21	22-Dec-21	1-Jul-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220701 WB	311180	USD	(100,000,000.00)	(100,000,000.00)	6-Jan-22	6-Jan-22	1-Jul-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220701 WB	313565	USD	(150,000,000.00)	(150,000,000.00)	11-Jan-22	13-Jan-22	1-Jul-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220701 WB	324463	USD	(100,000,000.00)	(100,000,000.00)	25-Jan-22	25-Jan-22	1-Jul-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220701 WB	329476	USD	(25,000,000.00)	(25,000,000.00)	2-Feb-22	4-Feb-22	1-Jul-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220701 WB	329477	USD	(150,000,000.00)	(150,000,000.00)	2-Feb-22	2-Feb-22	1-Jul-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220701 WB	329946	USD	(3,000,000.00)	(3,000,000.00)	3-Feb-22	4-Feb-22	1-Jul-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220701 WB	410864	USD	(50,000,000.00)	(50,000,000.00)	24-May-22	25-May-22	1-Jul-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220701 WB	410870	USD	(2,100,000.00)	(2,100,000.00)	24-May-22	26-May-22	1-Jul-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220701 WB	414057	USD	(50,000,000.00)	(50,000,000.00)	27-May-22	27-May-22	1-Jul-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220701 WB	414058	USD	(50,000,000.00)	(50,000,000.00)	27-May-22	27-May-22	1-Jul-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220701 WB	414059	USD	(100,000,000.00)	(100,000,000.00)	27-May-22	27-May-22	1-Jul-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220705 WB	368943	USD	(100,000,000.00)	(100,000,000.00)	31-Mar-22	1-Apr-22	5-Jul-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220705 WB	387989	USD	(100,000,000.00)	(100,000,000.00)	26-Apr-22	27-Apr-22	5-Jul-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220705 WB	387990	USD	(50,000,000.00)	(50,000,000.00)	26-Apr-22	26-Apr-22	5-Jul-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220705 WB	407793	USD	(14,815,000.00)	(14,815,000.00)	19-May-22	19-May-22	5-Jul-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220705 WB	409720	USD	(100,000,000.00)	(100,000,000.00)	23-May-22	23-May-22	5-Jul-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220707 WB	398762	USD	(30,000,000.00)	(30,000,000.00)	10-May-22	11-May-22	7-Jul-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220708 WB	326064	USD	(40,000,000.00)	(40,000,000.00)	27-Jan-22	28-Jan-22	8-Jul-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220711 WB	418231	USD	(100,000,000.00)	(100,000,000.00)	3-Jun-22	3-Jun-22	11-Jul-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220714 WB	425852	USD	(25,000,000.00)	(25,000,000.00)	14-Jun-22	15-Jun-22	14-Jul-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220715 WB	291785	USD	(25,000,000.00)	(25,000,000.00)	13-Dec-21	14-Dec-21	15-Jul-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220715 WB	293295	USD	(50,000,000.00)	(50,000,000.00)	15-Dec-21	17-Dec-21	15-Jul-22

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220715 WB	344314	USD	(48,750,000.00)	(48,750,000.00)	23-Feb-22	25-Feb-22	15-Jul-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220715 WB	387988	USD	(100,000,000.00)	(100,000,000.00)	26-Apr-22	27-Apr-22	15-Jul-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220715 WB	406047	USD	(300,000,000.00)	(300,000,000.00)	17-May-22	17-May-22	15-Jul-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220715 WB	406049	USD	(200,000,000.00)	(200,000,000.00)	17-May-22	17-May-22	15-Jul-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220718 WB	361835	USD	(15,000,000.00)	(15,000,000.00)	18-Mar-22	18-Mar-22	18-Jul-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220718 WB	410860	USD	(50,000,000.00)	(50,000,000.00)	24-May-22	24-May-22	18-Jul-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220718 WB	411670	USD	(50,000,000.00)	(50,000,000.00)	25-May-22	25-May-22	18-Jul-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220718 WB	411678	USD	(100,000,000.00)	(100,000,000.00)	25-May-22	26-May-22	18-Jul-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220718 WB	415434	USD	(100,000,000.00)	(100,000,000.00)	31-May-22	31-May-22	18-Jul-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220718 WB	426612	USD	(50,000,000.00)	(50,000,000.00)	15-Jun-22	15-Jun-22	18-Jul-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220719 WB	343480	USD	(100,000,000.00)	(100,000,000.00)	22-Feb-22	22-Feb-22	19-Jul-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220719 WB	410865	USD	(33,256,000.00)	(33,256,000.00)	24-May-22	24-May-22	19-Jul-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220719 WB	415436	USD	(50,000,000.00)	(50,000,000.00)	31-May-22	31-May-22	19-Jul-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220719 WB	425145	USD	(109,230,000.00)	(109,230,000.00)	13-Jun-22	14-Jun-22	19-Jul-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220720 WB	415433	USD	(25,000,000.00)	(25,000,000.00)	31-May-22	31-May-22	20-Jul-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220722 WB	410859	USD	(100,000,000.00)	(100,000,000.00)	24-May-22	24-May-22	22-Jul-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220722 WB	415435	USD	(100,000,000.00)	(100,000,000.00)	31-May-22	31-May-22	22-Jul-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220725 WB	324460	USD	(40,000,000.00)	(40,000,000.00)	25-Jan-22	26-Jan-22	25-Jul-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220725 WB	324464	USD	(100,000,000.00)	(100,000,000.00)	25-Jan-22	25-Jan-22	25-Jul-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220725 WB	334677	USD	(100,000,000.00)	(100,000,000.00)	10-Feb-22	10-Feb-22	25-Jul-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220725 WB	343477	USD	(10,000,000.00)	(10,000,000.00)	22-Feb-22	25-Feb-22	25-Jul-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220725 WB	344313	USD	(100,000,000.00)	(100,000,000.00)	23-Feb-22	24-Feb-22	25-Jul-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220725 WB	389682	USD	(11,500,000.00)	(11,500,000.00)	28-Apr-22	28-Apr-22	25-Jul-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220725 WB	397553	USD	(50,000,000.00)	(50,000,000.00)	9-May-22	9-May-22	25-Jul-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220725 WB	406042	USD	(100,000,000.00)	(100,000,000.00)	17-May-22	17-May-22	25-Jul-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220725 WB	406045	USD	(50,000,000.00)	(50,000,000.00)	17-May-22	17-May-22	25-Jul-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220725 WB	407799	USD	(100,000,000.00)	(100,000,000.00)	19-May-22	19-May-22	25-Jul-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220725 WB	411674	USD	(100,000,000.00)	(100,000,000.00)	25-May-22	25-May-22	25-Jul-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220726 WB	397558	USD	(100,000,000.00)	(100,000,000.00)	9-May-22	9-May-22	26-Jul-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220726 WB	411671	USD	(50,000,000.00)	(50,000,000.00)	25-May-22	25-May-22	26-Jul-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220726 WB	411676	USD	(10,000,000.00)	(10,000,000.00)	25-May-22	25-May-22	26-Jul-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220727 WB	368944	USD	(30,000,000.00)	(30,000,000.00)	31-Mar-22	1-Apr-22	27-Jul-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220727 WB	407798	USD	(95,000,000.00)	(95,000,000.00)	19-May-22	19-May-22	27-Jul-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220727 WB	411677	USD	(50,000,000.00)	(50,000,000.00)	25-May-22	25-May-22	27-Jul-22

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220728 WB	346352	USD	(50,000,000.00)	(50,000,000.00)	25-Feb-22	4-Mar-22	28-Jul-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220729 WB	397561	USD	(10,000,000.00)	(10,000,000.00)	9-May-22	9-May-22	29-Jul-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220729 WB	406043	USD	(100,000,000.00)	(100,000,000.00)	17-May-22	17-May-22	29-Jul-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220729 WB	411679	USD	(25,000,000.00)	(25,000,000.00)	25-May-22	25-May-22	29-Jul-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220801 WB	329953	USD	(100,000,000.00)	(100,000,000.00)	3-Feb-22	3-Feb-22	1-Aug-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220801 WB	356385	USD	(150,000,000.00)	(150,000,000.00)	16-Mar-22	16-Mar-22	1-Aug-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220801 WB	387991	USD	(50,000,000.00)	(50,000,000.00)	26-Apr-22	26-Apr-22	1-Aug-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220801 WB	387994	USD	(50,000,000.00)	(50,000,000.00)	26-Apr-22	27-Apr-22	1-Aug-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220801 WB	397557	USD	(50,000,000.00)	(50,000,000.00)	9-May-22	10-May-22	1-Aug-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220801 WB	410863	USD	(7,413,000.00)	(7,413,000.00)	24-May-22	25-May-22	1-Aug-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220801 WB	415432	USD	(50,000,000.00)	(50,000,000.00)	31-May-22	1-Jun-22	1-Aug-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220801 WB	416553	USD	(5,000,000.00)	(5,000,000.00)	1-Jun-22	1-Jun-22	1-Aug-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220801 WB	417542	USD	(65,000,000.00)	(65,000,000.00)	2-Jun-22	2-Jun-22	1-Aug-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220801 WB	486741	USD	(100,000,000.00)	(100,000,000.00)	20-Jul-22	21-Jul-22	1-Aug-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220801 WB	486742	USD	(25,000,000.00)	(25,000,000.00)	20-Jul-22	21-Jul-22	1-Aug-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220801 WB	487580	USD	(100,000,000.00)	(100,000,000.00)	21-Jul-22	22-Jul-22	1-Aug-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220802 WB	343478	USD	(100,000,000.00)	(100,000,000.00)	22-Feb-22	22-Feb-22	2-Aug-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220802 WB	414063	USD	(100,000,000.00)	(100,000,000.00)	27-May-22	27-May-22	2-Aug-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220802 WB	425846	USD	(33,309,000.00)	(33,309,000.00)	14-Jun-22	14-Jun-22	2-Aug-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220805 WB	415437	USD	(150,000,000.00)	(150,000,000.00)	31-May-22	31-May-22	5-Aug-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220808 WB	372447	USD	(100,000,000.00)	(100,000,000.00)	5-Apr-22	5-Apr-22	8-Aug-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220808 WB	397556	USD	(15,500,000.00)	(15,500,000.00)	9-May-22	9-May-22	8-Aug-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220808 WB	397560	USD	(16,480,000.00)	(16,480,000.00)	9-May-22	9-May-22	8-Aug-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220808 WB	406039	USD	(50,000,000.00)	(50,000,000.00)	17-May-22	17-May-22	8-Aug-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220808 WB	406046	USD	(50,000,000.00)	(50,000,000.00)	17-May-22	18-May-22	8-Aug-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220808 WB	406048	USD	(5,000,000.00)	(5,000,000.00)	17-May-22	18-May-22	8-Aug-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220808 WB	406786	USD	(100,000,000.00)	(100,000,000.00)	18-May-22	18-May-22	8-Aug-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220808 WB	406789	USD	(300,000,000.00)	(300,000,000.00)	18-May-22	19-May-22	8-Aug-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220808 WB	407792	USD	(100,000,000.00)	(100,000,000.00)	19-May-22	19-May-22	8-Aug-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220808 WB	407797	USD	(20,000,000.00)	(20,000,000.00)	19-May-22	19-May-22	8-Aug-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220810 WB	344311	USD	(100,000,000.00)	(100,000,000.00)	23-Feb-22	23-Feb-22	10-Aug-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220810 WB	418229	USD	(10,000,000.00)	(10,000,000.00)	3-Jun-22	3-Jun-22	10-Aug-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220812 WB	366108	USD	(15,000,000.00)	(15,000,000.00)	28-Mar-22	29-Mar-22	12-Aug-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220812 WB	410861	USD	(20,000,000.00)	(20,000,000.00)	24-May-22	24-May-22	12-Aug-22

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220815 WB	288422	USD	(25,000,000.00)	(25,000,000.00)	6-Dec-21	7-Dec-21	15-Aug-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220815 WB	406037	USD	(150,000,000.00)	(150,000,000.00)	17-May-22	18-May-22	15-Aug-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220815 WB	407795	USD	(50,000,000.00)	(50,000,000.00)	19-May-22	20-May-22	15-Aug-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220815 WB	410871	USD	(100,000,000.00)	(100,000,000.00)	24-May-22	25-May-22	15-Aug-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220815 WB	411672	USD	(100,000,000.00)	(100,000,000.00)	25-May-22	25-May-22	15-Aug-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220815 WB	414062	USD	(100,000,000.00)	(100,000,000.00)	27-May-22	27-May-22	15-Aug-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220816 WB	344315	USD	(100,000,000.00)	(100,000,000.00)	23-Feb-22	24-Feb-22	16-Aug-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220816 WB	346903	USD	(100,000,000.00)	(100,000,000.00)	28-Feb-22	28-Feb-22	16-Aug-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220816 WB	417544	USD	(50,000,000.00)	(50,000,000.00)	2-Jun-22	2-Jun-22	16-Aug-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220817 WB	408875	USD	(50,000,000.00)	(50,000,000.00)	20-May-22	23-May-22	17-Aug-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220817 WB	414061	USD	(50,000,000.00)	(50,000,000.00)	27-May-22	27-May-22	17-Aug-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220819 WB	490081	USD	(50,000,000.00)	(50,000,000.00)	26-Jul-22	26-Jul-22	19-Aug-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220822 WB	449172	USD	(35,000,000.00)	(35,000,000.00)	21-Jun-22	21-Jun-22	22-Aug-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220822 WB	490083	USD	(50,000,000.00)	(50,000,000.00)	26-Jul-22	26-Jul-22	22-Aug-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220823 WB	493513	USD	(200,000,000.00)	(200,000,000.00)	1-Aug-22	2-Aug-22	23-Aug-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220824 WB	449174	USD	(100,000,000.00)	(100,000,000.00)	21-Jun-22	21-Jun-22	24-Aug-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220825 WB	417540	USD	(100,000,000.00)	(100,000,000.00)	2-Jun-22	2-Jun-22	25-Aug-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220825 WB	417541	USD	(20,000,000.00)	(20,000,000.00)	2-Jun-22	2-Jun-22	25-Aug-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220825 WB	490082	USD	(50,000,000.00)	(50,000,000.00)	26-Jul-22	26-Jul-22	25-Aug-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220825 WB	494785	USD	(50,000,000.00)	(50,000,000.00)	2-Aug-22	2-Aug-22	25-Aug-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220825 WB	501016	USD	(15,000,000.00)	(15,000,000.00)	10-Aug-22	10-Aug-22	25-Aug-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220826 WB	366107	USD	(100,000,000.00)	(100,000,000.00)	28-Mar-22	28-Mar-22	26-Aug-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220826 WB	449173	USD	(25,000,000.00)	(25,000,000.00)	21-Jun-22	21-Jun-22	26-Aug-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220829 WB	406036	USD	(50,000,000.00)	(50,000,000.00)	17-May-22	17-May-22	29-Aug-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220829 WB	406038	USD	(50,000,000.00)	(50,000,000.00)	17-May-22	17-May-22	29-Aug-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220829 WB	490084	USD	(4,250,000.00)	(4,250,000.00)	26-Jul-22	27-Jul-22	29-Aug-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220829 WB	496403	USD	(15,000,000.00)	(15,000,000.00)	5-Aug-22	5-Aug-22	29-Aug-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220829 WB	500288	USD	(9,000,000.00)	(9,000,000.00)	9-Aug-22	10-Aug-22	29-Aug-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220830 WB	407794	USD	(50,000,000.00)	(50,000,000.00)	19-May-22	24-May-22	30-Aug-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220830 WB	426605	USD	(50,000,000.00)	(50,000,000.00)	15-Jun-22	15-Jun-22	30-Aug-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220830 WB	427534	USD	(20,000,000.00)	(20,000,000.00)	16-Jun-22	16-Jun-22	30-Aug-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220830 WB	493515	USD	(30,000,000.00)	(30,000,000.00)	1-Aug-22	1-Aug-22	30-Aug-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220830 WB	501017	USD	(15,000,000.00)	(15,000,000.00)	10-Aug-22	10-Aug-22	30-Aug-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220831 WB	292274	USD	(25,000,000.00)	(25,000,000.00)	14-Dec-21	17-Dec-21	31-Aug-22

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220831 WB	418230	USD	(6,000,000.00)	(6,000,000.00)	3-Jun-22	3-Jun-22	31-Aug-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220831 WB	488259	USD	(50,000,000.00)	(50,000,000.00)	22-Jul-22	25-Jul-22	31-Aug-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220831 WB	489327	USD	(30,000,000.00)	(30,000,000.00)	25-Jul-22	1-Aug-22	31-Aug-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220831 WB	490902	USD	(18,000,000.00)	(18,000,000.00)	27-Jul-22	27-Jul-22	31-Aug-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220901 WB	286214	USD	(40,000,000.00)	(40,000,000.00)	2-Dec-21	2-Dec-21	1-Sep-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220901 WB	301636	USD	(100,000,000.00)	(100,000,000.00)	20-Dec-21	20-Dec-21	1-Sep-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220901 WB	488261	USD	(50,000,000.00)	(50,000,000.00)	22-Jul-22	25-Jul-22	1-Sep-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220901 WB	509475	USD	(25,000,000.00)	(25,000,000.00)	17-Aug-22	17-Aug-22	1-Sep-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220901 WB	510301	USD	(100,000,000.00)	(100,000,000.00)	18-Aug-22	19-Aug-22	1-Sep-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220902 WB	406040	USD	(100,000,000.00)	(100,000,000.00)	17-May-22	17-May-22	2-Sep-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220902 WB	417543	USD	(155,000,000.00)	(155,000,000.00)	2-Jun-22	2-Jun-22	2-Sep-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220902 WB	495323	USD	(20,000,000.00)	(20,000,000.00)	3-Aug-22	4-Aug-22	2-Sep-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220906 WB	427529	USD	(34,000,000.00)	(34,000,000.00)	16-Jun-22	16-Jun-22	6-Sep-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220906 WB	427531	USD	(46,000,000.00)	(46,000,000.00)	16-Jun-22	16-Jun-22	6-Sep-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220906 WB	427533	USD	(27,000,000.00)	(27,000,000.00)	16-Jun-22	16-Jun-22	6-Sep-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220906 WB	427537	USD	(250,000,000.00)	(250,000,000.00)	16-Jun-22	17-Jun-22	6-Sep-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220906 WB	427540	USD	(50,000,000.00)	(50,000,000.00)	16-Jun-22	16-Jun-22	6-Sep-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220906 WB	501019	USD	(13,000,000.00)	(13,000,000.00)	10-Aug-22	10-Aug-22	6-Sep-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220907 WB	311183	USD	(15,750,000.00)	(15,750,000.00)	6-Jan-22	10-Jan-22	7-Sep-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220907 WB	427542	USD	(25,000,000.00)	(25,000,000.00)	16-Jun-22	17-Jun-22	7-Sep-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220907 WB	489323	USD	(3,450,000.00)	(3,450,000.00)	25-Jul-22	26-Jul-22	7-Sep-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220907 WB	495318	USD	(30,000,000.00)	(30,000,000.00)	3-Aug-22	3-Aug-22	7-Sep-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220908 WB	496980	USD	(25,000,000.00)	(25,000,000.00)	8-Aug-22	9-Aug-22	8-Sep-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220908 WB	501020	USD	(30,000,000.00)	(30,000,000.00)	10-Aug-22	11-Aug-22	8-Sep-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220908 WB	501021	USD	(30,000,000.00)	(30,000,000.00)	10-Aug-22	11-Aug-22	8-Sep-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220909 WB	355058	USD	(100,000,000.00)	(100,000,000.00)	14-Mar-22	14-Mar-22	9-Sep-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220909 WB	372448	USD	(100,000,000.00)	(100,000,000.00)	5-Apr-22	5-Apr-22	9-Sep-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220909 WB	504463	USD	(5,000,000.00)	(5,000,000.00)	16-Aug-22	16-Aug-22	9-Sep-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220912 WB	415431	USD	(20,000,000.00)	(20,000,000.00)	31-May-22	31-May-22	12-Sep-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220912 WB	421882	USD	(3,000,000.00)	(3,000,000.00)	7-Jun-22	8-Jun-22	12-Sep-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220912 WB	421883	USD	(15,000,000.00)	(15,000,000.00)	7-Jun-22	8-Jun-22	12-Sep-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220912 WB	427536	USD	(100,000,000.00)	(100,000,000.00)	16-Jun-22	16-Jun-22	12-Sep-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220912 WB	486738	USD	(25,000,000.00)	(25,000,000.00)	20-Jul-22	20-Jul-22	12-Sep-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220914 WB	416545	USD	(50,000,000.00)	(50,000,000.00)	1-Jun-22	2-Jun-22	14-Sep-22

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220914 WB	487582	USD	(150,000,000.00)	(150,000,000.00)	21-Jul-22	21-Jul-22	14-Sep-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220915 WB	294126	USD	(6,000,000.00)	(6,000,000.00)	16-Dec-21	16-Dec-21	15-Sep-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220915 WB	369619	USD	(50,000,000.00)	(50,000,000.00)	1-Apr-22	4-Apr-22	15-Sep-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220915 WB	370825	USD	(100,000,000.00)	(100,000,000.00)	4-Apr-22	5-Apr-22	15-Sep-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220915 WB	411673	USD	(100,000,000.00)	(100,000,000.00)	25-May-22	25-May-22	15-Sep-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220915 WB	419515	USD	(2,000,000.00)	(2,000,000.00)	6-Jun-22	6-Jun-22	15-Sep-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220915 WB	421889	USD	(25,000,000.00)	(25,000,000.00)	7-Jun-22	7-Jun-22	15-Sep-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220915 WB	427524	USD	(75,000,000.00)	(75,000,000.00)	16-Jun-22	16-Jun-22	15-Sep-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220915 WB	427525	USD	(200,000,000.00)	(200,000,000.00)	16-Jun-22	17-Jun-22	15-Sep-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220915 WB	500281	USD	(100,000,000.00)	(100,000,000.00)	9-Aug-22	10-Aug-22	15-Sep-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220919 WB	397555	USD	(50,000,000.00)	(50,000,000.00)	9-May-22	10-May-22	19-Sep-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220919 WB	398759	USD	(50,000,000.00)	(50,000,000.00)	10-May-22	10-May-22	19-Sep-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220919 WB	425125	USD	(50,000,000.00)	(50,000,000.00)	13-Jun-22	13-Jun-22	19-Sep-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220919 WB	426606	USD	(250,000,000.00)	(250,000,000.00)	15-Jun-22	16-Jun-22	19-Sep-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220919 WB	488258	USD	(75,000,000.00)	(75,000,000.00)	22-Jul-22	26-Jul-22	19-Sep-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220919 WB	495320	USD	(50,000,000.00)	(50,000,000.00)	3-Aug-22	3-Aug-22	19-Sep-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220919 WB	509473	USD	(50,000,000.00)	(50,000,000.00)	17-Aug-22	18-Aug-22	19-Sep-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220920 WB	417539	USD	(50,000,000.00)	(50,000,000.00)	2-Jun-22	6-Jun-22	20-Sep-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220920 WB	425131	USD	(20,000,000.00)	(20,000,000.00)	13-Jun-22	14-Jun-22	20-Sep-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220921 WB	487578	USD	(50,000,000.00)	(50,000,000.00)	21-Jul-22	21-Jul-22	21-Sep-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220921 WB	496406	USD	(50,000,000.00)	(50,000,000.00)	5-Aug-22	8-Aug-22	21-Sep-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220921 WB	500275	USD	(50,000,000.00)	(50,000,000.00)	9-Aug-22	9-Aug-22	21-Sep-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220922 WB	329951	USD	(6,000,000.00)	(6,000,000.00)	3-Feb-22	3-Feb-22	22-Sep-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220922 WB	425124	USD	(50,000,000.00)	(50,000,000.00)	13-Jun-22	13-Jun-22	22-Sep-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220922 WB	426608	USD	(100,000,000.00)	(100,000,000.00)	15-Jun-22	16-Jun-22	22-Sep-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220922 WB	500274	USD	(30,000,000.00)	(30,000,000.00)	9-Aug-22	9-Aug-22	22-Sep-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220922 WB	500277	USD	(140,000,000.00)	(140,000,000.00)	9-Aug-22	9-Aug-22	22-Sep-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220923 WB	377449	USD	(30,000,000.00)	(30,000,000.00)	14-Apr-22	14-Apr-22	23-Sep-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220923 WB	500276	USD	(250,000,000.00)	(250,000,000.00)	9-Aug-22	9-Aug-22	23-Sep-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220923 WB	500279	USD	(300,000,000.00)	(300,000,000.00)	9-Aug-22	9-Aug-22	23-Sep-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220926 WB	346907	USD	(100,000,000.00)	(100,000,000.00)	28-Feb-22	28-Feb-22	26-Sep-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220926 WB	355055	USD	(100,000,000.00)	(100,000,000.00)	14-Mar-22	14-Mar-22	26-Sep-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220926 WB	356383	USD	(50,000,000.00)	(50,000,000.00)	16-Mar-22	16-Mar-22	26-Sep-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220926 WB	356384	USD	(100,000,000.00)	(100,000,000.00)	16-Mar-22	16-Mar-22	26-Sep-22

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220926 WB	370827	USD	(100,000,000.00)	(100,000,000.00)	4-Apr-22	4-Apr-22	26-Sep-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220927 WB	377450	USD	(30,000,000.00)	(30,000,000.00)	14-Apr-22	14-Apr-22	27-Sep-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220927 WB	500280	USD	(200,000,000.00)	(200,000,000.00)	9-Aug-22	10-Aug-22	27-Sep-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220928 WB	361836	USD	(100,000,000.00)	(100,000,000.00)	18-Mar-22	18-Mar-22	28-Sep-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220928 WB	370828	USD	(100,000,000.00)	(100,000,000.00)	4-Apr-22	4-Apr-22	28-Sep-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220928 WB	377448	USD	(100,000,000.00)	(100,000,000.00)	14-Apr-22	14-Apr-22	28-Sep-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220928 WB	388912	USD	(25,000,000.00)	(25,000,000.00)	27-Apr-22	28-Apr-22	28-Sep-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220929 WB	369621	USD	(9,200,000.00)	(9,200,000.00)	1-Apr-22	1-Apr-22	29-Sep-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220929 WB	388911	USD	(30,000,000.00)	(30,000,000.00)	27-Apr-22	27-Apr-22	29-Sep-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220930 WB	355057	USD	(100,000,000.00)	(100,000,000.00)	14-Mar-22	14-Mar-22	30-Sep-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220930 WB	486736	USD	(100,000,000.00)	(100,000,000.00)	20-Jul-22	20-Jul-22	30-Sep-22

Sub-total Maturing Borrowings				(13,982,610,000.00)	(13,982,610,000.00)

Total Maturing Borrowings					(13,982,610,000.00)